Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and between

SIRIUS COMPUTER SOLUTIONS HOLDCO, LP

and

CDW LLC

dated as of

October 15, 2021

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4.04	Solvency; Fraudulent Conveyance	33
4.05	Investigation	33
4.06	Acquisition for Investment	34
4.07	Brokerage	34
4.08	Financial Capacity	34
4.09	Foreign Person.	35

ARTICLE 5 COVENANTS AND AGREEMENTS		35

5.01	Access	35
5.02	Conduct of Business	36
5.03	Reasonable Best Efforts	39
5.04	Regulatory Act Compliance	39
5.05	Press Releases and Announcements	40
5.06	Confidentiality	41
5.07	Facility Closings; Employee Layoffs	41
5.08	Employee Benefits Matters	42
5.09	Director and Officer Indemnification and Insurance	43
5.10	Exclusivity	44
5.11	Expenses	44
5.12	Certain Post-Closing Access Provisions	44
5.13	Code Section 280G	45
5.14	Consents	45
5.15	RWI Policies; Tail Policy	46
5.16	Tax Matters	46
5.17	Senior Notes.	47
5.18	Retention Award Pool	47
5.19	Seller Notification	47
5.20	Updated Financial Statements	47
5.21	Notice to the Defense Counterintelligence and Security Agency	48
5.22	Financing	48
5.23	Financing Cooperation	50
5.24	D&O Resignation	53
5.25	Employee Census	54
5.26	Future Use of Name; Change of Name	54
5.27	Certain Matters	54

ARTICLE 6 TERMINATION		54

6.01	Termination	54
6.02	Effect of Termination	55
6.03	Termination Fee	56

ARTICLE 7 DEFINITIONS		57

7.01	Definitions	57
7.02	Usage	75

ARTICLE 8 MISCELLANEOUS		76

8.01	No Survival; Certain Waivers	76

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8.02	Non-Recourse	76
8.03	Amendment and Waiver	77
8.04	Notices	78
8.05	Assignment	79
8.06	Severability	79
8.07	No Strict Construction	79
8.08	Captions	80
8.09	Complete Agreement	80
8.10	Seller Disclosure Letter	80
8.11	No Additional Representations; Disclaimer	80
8.12	Counterparts	81
8.13	Governing Law	82
8.14	CONSENT TO JURISDICTION	82
8.15	WAIVER OF JURY TRIAL	82
8.16	Third Party Beneficiaries	82
8.17	Financing Provisions	83
8.18	Specific Performance	84
8.19	Time	84
8.20	Provisions Respecting Representation of the Company	84
8.21	Electronic Delivery	85

LIST OF EXHIBITS

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Stock Power
Exhibit C	RWI Conditional Binder and Summary
Exhibit D	Agreed Accounting Principles
Exhibit E	Illustrative Calculation of Net Working Capital

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of October 15, 2021, by and between Sirius Computer Solutions Holdco, LP, a Delaware limited partnership (“Seller”), and CDW LLC, an Illinois limited liability company (“Buyer”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 7.

WHEREAS, as of the date hereof, Seller owns all of the issued and outstanding shares of common stock of Granite Parent, Inc., a Delaware corporation (such entity, the “Company”, and such common stock, the “Company Shares”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Company Shares held by Seller as of the Closing for the consideration described herein and otherwise on the terms and subject to the conditions contained herein; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants contained herein, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.01 Purchase and Sale of the Company Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall purchase and acquire from Seller, and Seller shall sell, transfer, convey and deliver to Buyer, all of the Company Shares, free and clear of all Liens (other than Liens (i) arising under the Securities Act and applicable state securities laws or (ii) created or incurred by, or at the written direction of, Buyer).

1.02 Purchase Price. The aggregate purchase price for the Company Shares (the “Purchase Price”) shall be an amount equal to: (i) the Base Purchase Price, plus (ii) the Closing Cash-on-Hand, minus (iii) Closing Indebtedness, plus (iv) the amount (if any) by which the Closing Net Working Capital exceeds the Targeted Net Working Capital minus (v) the amount (if any) by which the Targeted Net Working Capital exceeds the Closing Net Working Capital, minus (vi) the Company Expenses.

1.03 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement (the “Closing”) shall take place (a) by telephone conference and electronic exchange of documents at 10:00 a.m. Eastern Time, on the third (3rd) Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 2 (other than those conditions that by their nature or terms are to be satisfied at the Closing, provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as Buyer and Seller may mutually agree in writing; provided that, notwithstanding the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 2, if the Marketing Period has not ended at the time of the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions (other than those conditions that by their nature or terms are to be satisfied at the Closing), the Closing shall instead occur on the date that is the earlier to occur of (i) any Business Day during the Marketing Period specified by Buyer to Seller (unless a shorter period shall be agreed to by Buyer and Seller) on no less than three (3) Business Days’ notice to Seller and (ii) the third (3rd) Business Day after the final day of the Marketing Period, but subject in each case to the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 2 (other than those conditions that by their nature or terms are to be satisfied at the Closing, provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing). The date on which the Closing shall occur is referred to herein as the “Closing Date.”

1.04 Closing Payments.

(a) At the Closing, Buyer shall deliver or cause to be delivered to Seller an aggregate amount in cash equal to the Estimated Purchase Price (less the Adjustment Escrow Deposit Amount), by wire transfer of immediately available funds to the account or accounts designated in writing by Seller at least three (3) Business Days prior to the Closing Date.

(b) At the Closing, Buyer shall deliver or cause to be delivered, by wire transfer of immediately available funds, an aggregate amount equal to the Adjustment Escrow Deposit Amount to the Escrow Agent for deposit into a separate escrow account (the “Adjustment Escrow Account”) established pursuant to the terms of an escrow agreement, substantially in the form of Exhibit A attached hereto (the “Escrow Agreement”), by and among Buyer, Seller and the Escrow Agent.

(c) At the Closing, Buyer shall deliver or cause to be delivered, by wire transfer of immediately available funds, (i) an amount equal to the Company Expenses set forth in a letter from each party entitled to be paid in respect of the Company Expenses (the “Invoices”) delivered to Buyer at least two (2) Business Days prior to Closing, in each case to the Persons identified on, and in accordance with, the Invoices and (ii) an amount of cash equal to the payment obligations included in the computation of Estimated Closing Indebtedness which by their terms or pursuant to this Agreement are required to be paid at the Closing (including the payment obligations that are identified in the Payoff Letters, drafts of which will be delivered to Buyer at least three (3) Business Days prior to Closing, in each case to the Persons identified on, and in accordance with the Payoff Letters); provided, that any such Company Expenses or such other liabilities that in such case constitute compensatory payments to employees of the Company Entities shall be paid by Buyer to the applicable Company Entity at the Closing for further distribution to such employees through the payroll systems of such Company Entity.

(d) At least three (3) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer, a spreadsheet setting forth all of the following information: (i) the names of all participants in the Phantom Plan; and (ii) the calculation of the amount payable to each such participant under the Phantom Plan in connection with the transactions contemplated by this Agreement as calculated from the Estimated Closing Statement, in accordance with the terms thereof, which spreadsheet shall be updated as necessary to reflect changes to the Estimated Closing Statement in accordance with the last sentence of Section 1.05(a). Buyer shall be entitled to rely on the accuracy of the information with respect to the Phantom Plan set forth in such spreadsheet in all respects, and Buyer’s and the Company Entities’ obligation to make any payments pursuant to such Phantom Plan shall be deemed fulfilled to the extent such payments are made in accordance therewith.

1.05 Purchase Price Adjustment.

(a) At least three (3) Business Days, but no more than five (5) Business Days, prior to the Closing, Seller shall prepare and deliver to Buyer (i) an estimated consolidated balance sheet of the Company Entities as of immediately prior to the Closing (the “Estimated Closing Balance Sheet”), and (ii) a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimates of the Closing Cash-on-Hand (the “Estimated Closing Cash-on-Hand”), the Closing Indebtedness (the “Estimated Closing Indebtedness”), the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), the Company Expenses (the “Estimated Company Expenses”) and the Purchase Price resulting therefrom (the “Estimated Purchase Price”). The Estimated Closing Balance Sheet, the Estimated Closing Cash-on-Hand, the Estimated Closing Indebtedness, the Estimated Closing Net Working Capital, and the Estimated Company Expenses shall each be calculated in accordance with the Agreed Accounting Principles and in a manner consistent with the applicable definitions contained in this Agreement. From and after delivery of the Estimated Closing Balance Sheet and the Estimated Closing Statement until the Closing, Seller shall, and shall cause the Company Entities to (x) provide Buyer and its representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Company Entities and to the senior management personnel and outside advisors of the Company Entities familiar with the Estimated Closing Balance Sheet, Estimated Closing Statement or the Agreed Accounting Principles, in each case to the extent reasonably requested by Buyer or any of its representatives in connection with their review of the Estimated Closing Balance Sheet and the Estimated Closing Statement, provided, that such access or related activities may be virtual (as opposed to in-person) to the extent necessary due to COVID-19 or COVID-19 Measures, and (y) cooperate with Buyer and its representatives in connection with their review of the Estimated Closing Balance Sheet and the Estimated Closing Statement (and otherwise take all reasonably requested actions to facilitate such review). The Seller shall consider in good faith any reasonable input from Buyer and, to the extent reasonably necessary in light of such input or because of Invoices or Payoff Letters delivered or updated after delivery of an initial Estimated Closing Statement, revise and redeliver the Estimated Closing Statement to Buyer and Estimated Closing Cash-on-Hand, Estimated Closing Net Working Capital, Estimated Company Expenses and the Estimated Purchase Price shall be updated to reflect any changes in the Estimated Closing Balance Sheet as so delivered.

(b) Within ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Seller (i) an unaudited consolidated balance sheet of the Company Entities as of the immediately prior to the Closing (the “Closing Balance Sheet”), and (ii) a statement (the “Closing Statement”) setting forth Buyer’s calculation of the Closing Cash-on-Hand, the Closing Indebtedness, the Closing Net Working Capital, the Company Expenses and the Purchase Price resulting therefrom. The Closing Balance Sheet, the Closing Cash-on-Hand, the Closing Indebtedness, the Closing Net Working Capital and the Company Expenses shall, as applicable, be calculated in accordance with the Agreed Accounting Principles and in a manner consistent with the applicable definitions contained in this Agreement. During the thirty (30) days immediately following Seller’s receipt of the Closing Balance Sheet and the Closing Statement, Buyer shall, and shall cause the Company Entities to, (x) provide Seller and its representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Company Entities and to the senior management personnel and outside advisors of the Company Entities familiar with the Estimated Closing Balance Sheet, Estimated Closing Statement, Closing Balance Sheet, Closing Statement or the Agreed Accounting Principles, in each case to the extent reasonably requested by Seller or any of its representatives in connection with their review of the Closing Balance Sheet and the Closing Statement; provided, that such access or related activities may be virtual (as opposed to in-person) to the extent necessary due to COVID-19 or COVID-19 Measures, and (y) cooperate with Seller and its representatives in connection with their review of the Closing Balance Sheet and the Closing Statement (and otherwise take all reasonably requested actions to facilitate such review).

(c) The Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and Purchase Price set forth thereon shall become final and binding upon the parties thirty (30) days following Seller’s receipt thereof unless Seller gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer on or prior to such date; provided, that (i) the Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and Purchase Price set forth thereon shall become final and binding upon the parties upon Seller’s delivery, prior to the expiration of such thirty (30)-day period, of written notice to Buyer of its acceptance of the Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and Purchase Price set forth thereon, and (ii) except to the extent any items or amounts are addressed by a duly delivered Notice of Disagreement prior to the expiration of such thirty (30)-day period, all items or amounts included in the Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and Purchase Price set forth thereon, shall become final and binding upon the parties upon Seller’s delivery of a Notice of Disagreement. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted along with supporting calculations of the disputed items.

(d) If a timely Notice of Disagreement is delivered by Seller to Buyer in accordance with Section 1.05(c), then the Closing Balance Sheet and the Closing Statement (as revised in accordance with this Section 1.05(d)), and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and Purchase Price set forth thereon shall become final and binding upon the parties on the earlier of (x) the date all matters specified in the Notice of Disagreement are finally resolved in writing by Seller and Buyer and (y) the date all matters specified in the Notice of Disagreement not resolved by written agreement of Seller and Buyer are finally resolved in writing by Grant Thornton, LLP (provided that each of Seller and Buyer confirm to the other party that neither it nor any of its Affiliates has any material preexisting relationship with Grant Thornton, LLP at the time of such engagement that could reasonably be expected to impair the independence of Grant Thornton, LLP with respect to such engagement) (or to such other nationally recognized accounting, consulting or valuation firm (other than a so-called “Big Four” accounting firm) mutually selected by Seller and Buyer) (such firm, the “Arbiter”). The Closing Balance Sheet and the Closing Statement shall be revised to the extent necessary to reflect any resolution by Seller and Buyer and/or any final resolution made by the Arbiter in accordance with this Section 1.05(d). During the thirty (30) days immediately following the delivery of a Notice of Disagreement in accordance with Section 1.05(c) or such longer period as Seller and Buyer may agree in writing, Seller and Buyer shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement). At the end of such thirty (30)-day period or such agreed-upon longer period, Seller and Buyer shall submit to the Arbiter for, acting as an expert and not an arbitrator, review and resolution any and all matters (but only such matters) which remain in dispute. Buyer and Seller shall instruct the Arbiter to, and the Arbiter shall, make a final determination of such disputed items in accordance with the Agreed Accounting Principles and in a manner consistent with the applicable definitions contained in this Agreement. Buyer and Seller will reasonably cooperate with the Arbiter during the term of its engagement. Buyer and Seller shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand. Buyer and Seller shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on presentations by Buyer and Seller and not on the basis of an independent review. Neither Buyer nor Seller shall engage in any ex-parte communication with the Arbiter following submission of each such party’s respective assertions. The Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and Purchase Price set forth thereon shall become final and binding on the parties hereto on the date the Arbiter delivers its final resolution in writing, along with its analysis setting forth, in reasonable detail, the basis for such final resolution, to Buyer and Seller (which final resolution shall be requested by the parties to be delivered not more than thirty (30) days following submission of such disputed matters) and such resolution by the Arbiter shall not be subject to court review or otherwise appealable, absent manifest error or manifest failure by the Arbiter to adhere to the requirements of this Agreement. Seller shall pay a portion of the fees and expenses of the Arbiter equal to the percentage by which the portion of the disputed amounts in Seller’s submission to the Arbiter not awarded to Seller bears to the aggregate amount actually disputed by Seller in Seller’s submission to the Arbiter, and Buyer shall pay the remaining portion of such fees and expenses.

(e) If the Estimated Purchase Price is less than or equal to the Purchase Price (such shortfall, the “Adjustment Amount”), then (i) Buyer shall, within five (5) Business Days after the Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and the Purchase Price set forth thereon become final and binding on the parties pursuant to this Section 1.05, pay, or cause to be paid, the Adjustment Amount, if any, by wire transfer in immediately available funds (or other alternative delivery arrangement mutually agreed by Seller and Buyer in writing) to, or as directed by, Seller, and (ii) Buyer and Seller shall, within five (5) Business Days after the Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and the Purchase Price set forth thereon become final and binding on the parties pursuant to this Section 1.05, deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account, within two (2) Business Days after receipt of such instructions, to, or as directed by, Seller. To the extent any portion of the Adjustment Escrow Funds is payable to participants in the Phantom Plan, such portion shall be paid to the Company for further distribution to such participants in accordance with the Company’s payroll procedures.

(f) If the Estimated Purchase Price is greater than the Purchase Price (such excess, the “Excess Amount”), then Buyer and Seller shall, within five (5) Business Days after the Closing Balance Sheet, the Closing Statement and the Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital, Company Expenses and the Purchase Price set forth thereon become final and binding on the parties pursuant to this Section 1.05 (the “Determination Date”), deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment, within two (2) Business Days after receipt of such instructions, to, or as directed by, Buyer, by wire transfer in immediately available funds of the Excess Amount from the Adjustment Escrow Funds in the Adjustment Escrow Account. If the Excess Amount is less than the Adjustment Escrow Funds (such shortfall, the “Remaining Adjustment Escrow Funds”), then Buyer and Seller shall, simultaneously with the delivery of the joint written instructions referred to in the first sentence of this Section 1.05(f), deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to, or as directed by, Seller. To the extent any portion of the Remaining Adjustment Escrow Funds is payable to participants in the Phantom Plan, such portion shall be paid to the Company for further distribution to such participants in accordance with the Company’s payroll procedures.

(g) Notwithstanding clauses (e) and (f) foregoing, if any point after a Notice of Disagreement is delivered by Seller, (i) it can be determined that, even if all matters remaining in dispute were resolved in Buyer’s favor, all or a portion of the Adjustment Escrow Funds would be released to or other amounts would be payable to Seller, the parties shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of such portion of the Adjustment Escrow Funds from the Adjustment Escrow Account to Seller and Buyer shall pay such other undisputed amounts to Seller or (ii) it can be determined that, even if all matters remaining in dispute were resolved in Seller’s favor, all or a portion of the Adjustment Escrow Funds would be released to Buyer, the parties shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of such portion of the Adjustment Escrow Funds from the Adjustment Escrow Account to Buyer. In either case, for purposes of clauses (e) or (f), the Adjustment Escrow Funds available for payment and other amounts remaining to be paid shall then be determined after giving effect to this clause (g).

(h) Buyer agrees that (i) the purpose of the adjustments provided for in this Section 1.05 is to measure changes in the levels of Closing Cash-on-Hand, Closing Indebtedness, Closing Net Working Capital and Company Expenses, in each case, calculated in accordance with the Agreed Accounting Principles and in a manner consistent with the applicable definitions contained in this Agreement, and (ii) the payment of the Excess Amount (if any) from the Adjustment Escrow Funds in the Adjustment Escrow Account (up to an amount equal to the Adjustment Escrow Funds) in accordance with the Escrow Agreement shall be the sole and exclusive remedy and source of recovery for Buyer for payment of the Excess Amount (if any).

(i) Buyer agrees that following the Closing it will not, and it will cause the Company Entities not to, take any actions with respect to the accounting books, records, principles, policies, treatments, categorizations, practices, methods, bases and estimates of the Company Entities that would reasonably be expected to obstruct or prevent the preparation of the Closing Balance Sheet or the Closing Statement as provided in this Section 1.05.

(j) Any payment made pursuant to this Section 1.05 shall be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Law.

1.06 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Buyer, Seller, the Escrow Agent and, effective upon the Closing, the Company shall each be entitled to deduct and withhold from the Purchase Price or any other payments required to be made hereunder or under the Escrow Agreement such amounts as Buyer, Seller, the Escrow Agent or the Company, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of state, local or non-U.S. Tax law. To the extent that amounts are so deducted or withheld and duly and timely remitted to the appropriate Governmental Entities by Buyer, Seller, the Escrow Agent, or the Company, as applicable, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Other than in the case of compensatory payments to current or former employees included in Company Expenses that will be paid through the payroll systems of a Company Entity pursuant to Section 1.04(d) or a failure of Seller to provide the certification described in Section 2.02(d)(vii), Buyer shall use reasonable best efforts to give the Seller at least three (3) Business Days’ prior written notification of its intention to make any such deduction or withholding (including the basis therefor) and shall cooperate reasonably and in good faith with Seller to mitigate, reduce or eliminate any such deduction or withholding.

ARTICLE 2

CONDITIONS TO CLOSING

2.01 Conditions to the Obligations of All Parties. The obligation of each of Buyer and Seller to consummate the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement to be consummated at the Closing is subject to the satisfaction, or waiver by each of Buyer and Seller, of each of the following conditions at or prior to the Closing:

(a) All applicable waiting periods under the HSR Act shall have expired or been terminated (the “HSR Approval”); and

(b) No Order or Law (other than as set forth in Schedule 2.01(b)) of any Governmental Entity of competent jurisdiction shall be in effect that restrains, prohibits or makes illegal the consummation of the purchase and sale of the Company Shares or any of the other transactions contemplated by this Agreement.

2.02 Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement to be consummated at the Closing is subject to the satisfaction, or waiver by Buyer, of each of the following additional conditions at or prior to the Closing:

(a) (i) Each of Section 3.01(a)–(c), Section 3.02(a), the first, second, third and fifth sentences of Section 3.02(b) and Section 3.03 shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as if made anew as of such date, (ii) the Seller Fundamental Representations (other than Section 3.01(a)–(c), Section 3.02(a), the first, second, third and fifth sentences of Section 3.02(b) and Section 3.03) (A) that are qualified by any materiality or Material Adverse Effect qualification or exception shall be true and correct in all respects and (B) that are not qualified by any materiality or Material Adverse Effect qualification or exception shall be true and correct in all material respects as of the Closing Date as if made anew as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), in each case, other than failures that have been corrected in accordance with Section 5.19 and (iii) the other representations and warranties of Seller contained in Article 3 (each interpreted without giving effect to any limitation or qualification as to materiality or Material Adverse Effect), shall be true and correct in all respects as of the Closing Date as if made anew as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), except in the case of this clause (iii) for any failure of such representations or warranties to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate with all such other failures, a Material Adverse Effect;

(b) Seller shall have performed or complied in all material respects with any covenant or agreement contained in this Agreement that the Seller was required to perform at or prior to the Closing;

(c) A Material Adverse Effect shall not have occurred after the date of this Agreement;

(d) Seller shall have delivered to Buyer each of the following:

(i) duly executed stock powers or similar instruments of assignment and conveyance in the form of Exhibit B attached hereto, transferring the Company Shares from Seller to Buyer;

(ii) a certificate, in form and substance reasonably satisfactory to Buyer, dated as of the Closing Date and signed by a senior executive officer of Seller on behalf of Seller confirming the foregoing matters in Section 2.02(a), Section 2.02(b) and Section 2.02(c);

(iii) a copy of the Escrow Agreement, duly executed on behalf of Seller and the Escrow Agent;

(iv) certified copies of (1) the resolutions or consents of the board of directors of the Company authorizing and approving the execution, delivery and performance of each of the Ancillary Agreements to which the Company is party and the consummation of the transactions contemplated hereby and thereby, and (2) the resolutions or consents of the general partner of Seller authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Seller is party and the consummation of the transactions contemplated hereby and thereby;

(v) evidence satisfactory to Buyer as to the termination of the agreements identified on Schedule 2.02(d)(v);

(vi) payoff letters in respect of all Indebtedness described in clause (i) of the definition thereof (other than the Senior Notes) to be paid off in accordance with Section 1.04(c)(ii) (the “Payoff Letters”), drafts of which will be provided not less than three (3) Business Days prior to the Closing Date, and any Uniform Commercial Code termination statements or other applicable documents evidencing the release of all Liens, on or in the Company Shares or any of the assets of the Company Entities with respect to such Indebtedness upon and subject to repayment thereof, in each case in form and in substance reasonably satisfactory to Buyer; and

(vii) either (1) a duly executed IRS Form W-9 or (2) a certificate, dated as of the Closing Date and sworn under penalty of perjury, in the form of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c), certifying that the Company is not a United States real property holding corporation and a notice to be mailed (together with a copy of the certificate) to the Internal Revenue Service in accordance with Section 1.897-2(h)(2) of the Treasury Regulations; provided, however, that the sole remedy for failure of Seller or the Company, as applicable, to deliver IRS Form W-9 or the certificate described in this clause (vii), as applicable, is for Buyer to withhold the appropriate amount of Taxes under Code Section 1445 pursuant to Section 1.06.

2.03 Conditions to the Obligations of Seller. The obligation of Seller to consummate the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Seller, of each of the following additional conditions at or prior to the Closing:

(a) (i) The representations and warranties of Buyer contained in Article 4 (each interpreted without giving effect to any materiality qualification or exception contained therein) shall be true and correct in all respects as of Closing as if made anew as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), except for any failure of such representations or warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate with all such other failures, a material adverse effect on the ability of Buyer to consummate the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement to occur at the Closing.

(b) Buyer shall have performed or complied in all material respects with any covenant or agreement contained in this Agreement that the Buyer was required to perform prior to the Closing;

(c) Buyer shall have delivered to Seller each of the following:

(i) a certificate, in form and substance reasonably satisfactory to Buyer, dated as of the Closing Date and signed by a senior officer of Buyer on behalf of Buyer confirming the foregoing matters in Section 2.03(a) and Section 2.03(b);

(ii) a copy of the Escrow Agreement, duly executed on behalf of Buyer and the Escrow Agent; and

(iii) certified copies of the resolutions or consents of the board of directors (or equivalent governing body) of Buyer authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Buyer is party and the consummation of the transactions contemplated hereby and thereby.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, except as set forth in the Seller Disclosure Letter, and subject to Section 8.10:

3.01 Organization and Qualification.

(a) Seller is a limited partnership validly existing and in good standing under the laws of the State of Delaware. Seller possesses all requisite power and authority necessary to enter into and carry out the purchase and sale of the Company Shares and any of the other transactions contemplated by this Agreement and each of the Ancillary Agreements to which Seller is party.

(b) The Company is a corporation duly organized, validly existing and in good standing (if applicable) under the Laws of its jurisdiction of incorporation. The Company has the requisite corporate power and authority to own, lease and operate its material properties and to carry on its businesses as presently conducted.

(c) Each Subsidiary of the Company is a corporation, limited liability company or other business entity, as the case may be, duly organized, validly existing and in good standing (if applicable) under the Laws of its respective jurisdiction of formation, incorporation or organization (as applicable). Each Subsidiary of the Company has the requisite corporate, limited liability company or other applicable power and authority to own, lease and operate its material properties and to carry on its businesses as presently conducted.

(d) Each Company Entity is duly qualified to transact business and is in good standing (if applicable) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification necessary, except in such jurisdictions where the failure to be so duly qualified and in good standing would not reasonably be expected, individually or in aggregate, to have a Material Adverse Effect. The Company has made available to Buyer true, correct and complete copies of all Organizational Documents of each of the Company Entities and Seller.

3.02 Capitalization of the Company Entities.

(a) All of the issued and outstanding Company Shares, which comprise all of the authorized equity interests of the Company, are owned, beneficially and of record, by Seller. The number of Company Shares owned, beneficially and of record, by Seller is set forth on

Schedule 3.02(a). All of the issued and outstanding Company Shares are duly authorized and validly issued, are free and clear of any preemptive rights, restrictions on transfer and Liens (other than applicable federal, state and other securities Laws). Except as set forth on Schedule 3.02(a) and other than the Company Shares, there are no outstanding (i) equity securities, equity appreciation rights or plans, phantom equity rights, profits interests or similar rights with respect to the equity securities of, or other equity or voting interest, in the Company, (ii) securities of the Company convertible into or exchangeable for equity securities of the Company and (iii) options, subscriptions, warrants, pledges, commitments, preemptive rights, rights of first refusal or other rights to acquire from the Company or Seller, or obligation of the Company or Seller for the issuance, sale, transfer or registration of any equity securities, equity appreciation rights or plans, phantom equity rights, profits interests or similar rights of the Company or securities or interests convertible into or exchangeable for, at any time, any securities of the Company described in the foregoing clauses of this sentence. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the equity interests of the Company.

(b) Except as set forth on Schedule 3.02(b), no Subsidiary of the Company directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in, any Person. Schedule 3.02(b) sets forth the name, owner, jurisdiction of formation or organization (as applicable) and percentages of outstanding equity securities owned, directly or indirectly, by each Subsidiary of the Company, with respect to each Person of which such Subsidiary of the Company owns directly or indirectly, any equity or equity related securities. Except as set forth on Schedule 3.02(b), all outstanding equity securities of each Subsidiary of the Company (except to the extent such concepts are not applicable under the applicable Law of such Subsidiary’s jurisdiction of formation or other applicable Law) have been duly authorized and validly issued, are free and clear of any preemptive rights (except to the extent provided by applicable Law and other than such rights as may be held by any Subsidiary of the Company), restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), and Liens (other than Permitted Liens) and are owned, beneficially and of record, by another Subsidiary of the Company. Schedule 3.02(b) sets forth, for each Company Entity, a true and complete list of such Company Entity’s (i) authorized equity interests, (ii) number of issued and outstanding equity interests and (iii) the name of each Person that is the record holder of such equity interests and the amount of equity interests held by such Person. Except as set forth on Schedule 3.02(b), there are no outstanding (i) equity securities, profits interests or similar rights with respect to the equity securities of, or other equity or voting interest, in any Subsidiary of the Company, (ii) securities of any Subsidiary of the Company convertible into or exchangeable for, at any time, equity securities of any Subsidiary of the Company or (iii) options, subscriptions, pledges, warrants, preemptive rights, rights of first refusal, commitments or other rights to acquire from any Subsidiary of the Company, or obligation of any Subsidiary of the Company for the issuance, sale, transfer or registration of any equity securities, profits interests or similar rights of any Subsidiary of the Company or securities or interests convertible into or exchangeable for, at any time, any securities of any Subsidiary of the Company described in the foregoing clauses of this sentence. There are no voting trusts or other agreements or understandings to which any Subsidiary of the Company is a party with respect to the voting of the equity interests of any Subsidiary of the Company. There are no phantom equity rights, equity appreciation rights or plans of any Subsidiary of the Company (other than Sirius Computer Solutions, Inc.)

(c) Schedule 3.02(c) sets forth a true and complete list of (i) all Phantom Units, and the participation thresholds thereof and (ii) the name of each Person that holds such Phantom Units and the amount of Phantom Units held by such Person. A true, correct and complete copy of the Phantom Plan and the form of Phantom Unit Award Agreement and any material deviations therefrom and the Incentive Unit Grant Agreement of Seller and any material deviations therefrom have been made available to Buyer. The vesting terms of the Phantom Units are set forth in the Phantom Plan. Prior to Closing, Seller shall have taken or caused to be taken such actions as are necessary to terminate the Phantom Plan and all awards thereunder and to provide that the sole entitlement of holders of Phantom Units under the Phantom Plan and any Phantom Unit Award Agreement shall be the payment or payments of consideration payable in respect thereof as set forth in this Agreement. Other than the Phantom Units, there are no phantom equity rights, equity appreciation rights or plans of Sirius Computer Solutions, Inc.

(d) There are no obligations, contingent or otherwise, of any Company Entity to (i) repurchase, redeem or otherwise acquire any equity securities of any Company Entity or (ii) to make any investment in (in the form of a loan, capital contribution or otherwise), or to provide any guarantee with respect to the obligations of, any Person.

(e) The Company Shares are uncertificated.

3.03 Authority. Seller has the requisite limited partnership power and authority to execute and deliver this Agreement, and each Ancillary Agreement to which it will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by Seller and no other proceeding or action on the part of Seller is necessary to authorize this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement has been (and the execution and delivery of each of the Ancillary Agreements to which Seller will be a party will, as of the Closing, be) duly executed and delivered by Seller and constitutes a valid, legal and binding agreement of Seller (assuming that this Agreement has been, and the Ancillary Agreements to which Seller is a party will be, duly and validly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against Seller in accordance with their terms, except as limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles.

3.04 Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Buyer true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i) the audited consolidated balance sheets of SCS Holdings I Inc. and its Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of comprehensive income, stockholders’ equity and cash flows for each fiscal year then ended; and

(ii) the unaudited consolidated balance sheets of SCS Holdings I Inc. and its Subsidiaries as of August 31, 2021 (the “Latest Balance Sheet” and, such date, the “Latest Balance Sheet Date”) and the related unaudited consolidated statements of comprehensive income and cash flows for the eight month period then ended.

(b) The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as may be indicated in the notes thereto and subject, in the case of unaudited Financial Statements, to the absence of footnotes and normal year-end adjustments (none of such adjustments will be material individually or in the aggregate) and (ii) present fairly, in all material respects, the financial position of SCS Holdings I Inc. and its Subsidiaries for the periods then ended and the results of operations and cash flows for SCS Holdings I Inc. and its Subsidiaries for the periods specified therein. The books, records and accounts of the Company Entities accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of the Company Entities, except as would not reasonably be expected, individually or in aggregate, to have a Material Adverse Effect.

(c) No Company Entity has any material Liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether or not required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries other than (i) to the extent disclosed, reflected or reserved against in the Latest Balance Sheet (or the notes thereto), (ii) Liabilities and obligations incurred in the calculation of Company Expenses or Estimated Closing Indebtedness, and (iii) Liabilities and obligations incurred in the ordinary course of business since the Latest Balance Sheet Date.

(d) All accounts receivable of the Company Entities have arisen from bona fide transactions by the Company Entities in the ordinary course of business. All accounts receivable have been recorded in accordance with GAAP and are not subject to any setoffs or counterclaims.

(e) Each item of inventory of the Company Entities, whether reflected in the Latest Balance Sheet or subsequently acquired, (a) is in good, usable and currently marketable condition consistent with past practice in the ordinary course of business subject to ordinary course wear and tear and (b) is properly reflected in the books and records of the Company Entities at the lesser of cost and net realizable value, with obsolescence reserves, all as determined in accordance with GAAP. Since the date of the Latest Balance Sheet, there have not been any write-downs of the value of, or establishment of any reserves against, any inventory of the Company Entities except for write-downs and reserves in the ordinary course of business.

(f) Except as set forth on Schedule 3.04(f), the Company Entities are not party to any Contracts in respect of Indebtedness of the type set forth in clauses (i) through (iv) of such definition. Schedule 3.04(f) sets forth a complete and correct list of each item of Indebtedness as of September 30, 2021, identifying the amount of each item of such Indebtedness as of September 30, 2021 (excluding Incremental Employer Payroll Taxes).

(g) During the last four (4) years, to the Knowledge of the Company, (i) there have not been any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are or were reasonably likely to adversely affect the ability of the Company Entities to record, process, summarize and report financial information, (ii) neither the Company Entities nor their auditor has identified any fraud, whether or not material, that involves management or other employees who have a significant role in the Company Entities’ financial reporting and (iii) there have no internal investigations regarding financial reporting.

(h) Each of the Company and SCS Holdco, LLC was formed solely for the purpose of acquiring and holding the equity interests of its wholly-owned subsidiary and has not engaged in any business activities or conducted any operations other than in connection therewith, is not a party to or bound by any Contract and has no Liabilities (other than immaterial amounts incidental to its status as a holding company).

3.05 Consents and Approvals; No Violations. Except as set forth on Schedule 3.05, no notices to, filings with, or authorizations, consents or approvals of any Governmental Entity are necessary for the execution, delivery or performance by Seller of this Agreement or the Ancillary

Agreements to which Seller is a party or the consummation by Seller of the transactions contemplated hereby, except for (a) compliance with and filings under the HSR Act and any other Antitrust Laws, (b) those the failure of which to obtain or make would not reasonably be expected, individually or in aggregate, to be material to the Company Entities, taken as a whole, and (c) those that may be required solely by reason of Buyer’s (as opposed to any other third party’s) participation in the transactions contemplated hereby. The execution, delivery or performance of this Agreement and each of the Ancillary Agreements to which Seller is a party and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not (i) conflict with or result in any breach of any provision of Seller’s or any Company Entity’s Organizational Documents, (ii) require any consent or other action by any Person under, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, give rise to any right of termination, cancellation or acceleration or to any new payment obligation under or result in a loss of any benefit under, any of the terms, conditions or provisions of any Material Contract, material Permit, or any material insurance policy for which a Company Entity is a named or additional insured, (iii) violate, in any material respect, any applicable Law of any Governmental Entity having jurisdiction over, or any Order applicable to, Seller or any Company Entity or any of their respective properties or assets or (iv) except as contemplated by this Agreement or with respect to Permitted Liens, result in the creation of any Lien upon any Company Shares or any of the assets of any Company Entity.

3.06 Material Contracts.

(a) Except as set forth on Schedule 3.06(a) (collectively, the contracts, commitments, plans, agreements, licenses and other legally binding arrangements, obligations, undertakings or understandings of any nature) (each, a “Contract”) required to be set forth on Schedule 3.06(a), the “Material Contracts”) and except for this Agreement, as of the date of this Agreement, no Company Entity is a party to or bound by or has any of its properties or assets subject to any:

(i) collective bargaining agreement or other Contract with any Union;

(ii) Contract for the employment, engagement or services of any officer, individual employee or other Person on a full-time, part-time, individual independent contractor, consulting or other basis providing for total annual target compensation in excess of $150,000 per annum (other than offer letters for at-will employment that do not include any rights to severance or other termination benefits);

(iii) Contract for the purchase or sale of real property;

(iv) mortgage, indenture, guarantee, loan, credit agreement, security agreement, surety or performance bond or other Contract issued or posted by any Company Entity or relating to Indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or any Contract otherwise obligating or committing any Company Entity to make any loans or advances, in each case having an outstanding principal amount in excess of $100,000, other than (A) accounts receivables and payables with customer or vendors entered into in the ordinary course of business, (B) loans to or intercompany indebtedness solely between Subsidiaries of the Company and (C) equipment leases and financing arrangements entered into in connection therewith in the ordinary course of business;

(v) (A) any Contract providing for the creation of or granting of any material Lien (other than Permitted Liens) upon any of the material property or assets of any Company Entity or (B) any master services agreement in respect of equipment lease financing from either US Bank or Bank of America;

(vi) Contract to forgive any Indebtedness of any Person to any Company Entity;

(vii) Contract containing (A) a covenant not to compete granted by any Company Entity in favor of a third party or prohibiting or restricting any Company Entity from engaging in any line of business, operating in any geographical area or soliciting or hiring individuals (other than customary non-solicitation of employee provisions that are frequently included in customer Contracts in the ordinary course of business), (B) exclusivity obligations or restrictions binding on the Company Entities or that would be binding on Buyer or any of its Affiliates after the Closing, (C) rights of first refusal or similar rights granted to any Person, (D) ”most favored nation” pricing or terms or (E) fixed price or volume requirements, rebates or marketing allowances (other than customary pricing terms that are frequently included in customer Contracts in the ordinary course of business and which are not, and the loss of which would not be, material to the Company Entities);

(viii) Contract that relates to the disposition or acquisition of any business, capital stock or assets or properties by any Company Entity (other than the acquisition or disposition of inventory or equipment in the ordinary course of business), or any merger or business combination with respect to any Company Entity, in each case (A) entered into or consummated in the past four (4) years and with a purchase price in excess of $500,000 or (B) pursuant to which any Company Entity or counterparty thereto is subject to any material continuing obligations;

(ix) Contract or group of related Contracts with the same party, other than in the ordinary course of business, pursuant to which (A) such Company Entity is obligated to make aggregate payments in excess of $500,000 which is not terminable by it without any liability (other than de minimis obligations) upon ninety (90) days’ notice or less or (B) such Company Entity reasonably expects to receive payments in excess of $500,000 (other than individual statements of work and purchase orders submitted under a master sales or services agreement and entered into or submitted in the ordinary course of business);

(x) Contract (other than individual statements of work and purchase orders submitted under a master sales or services agreement and entered into or submitted in the ordinary course of business that do not contain material terms) with any Material Customers, Material Vendors or Material Partners;

(xi) Contract relating to any interest rate, derivatives or hedging transaction;

(xii) Contract (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of any Company Entity (other than performance, surety, license and bid bonds issued in the ordinary course of business) or (B) any Company Entity has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements or trade or license guarantees issued for the purpose of payment or collection in the ordinary course of business);

(xiii) settlement, conciliation or similar Contract pursuant to which any Company Entity will have any monetary obligation or any material non-monetary obligation after the date of this Agreement;

(xiv) Material Government Contract (other than individual statements of work and purchase orders (i) pursuant to which a Company Entity is not entitled to receive payments in excess of $100,000 or (ii) which are submitted under a master sales or services agreement and entered into or submitted in the ordinary course of business);

(xv) indemnity or similar Contract with a surety;

(xvi) power of attorney granted by any Company Entity that is currently in effect;

(xvii) Contract which provides for indemnification of any officer, manager or employee of any Company Entity;

(xviii) Contract that relates to any joint venture, partnership or similar arrangement, or any limited liability company agreement, shareholder agreement or other similar agreement or arrangement relating to any Company Entity;

(xix) Contract or agreement involving a commitment by a Company Entity to pay any capital expenditure, or equipment or individual personal property lease providing for payments, in any such case, in excess of $500,000;

(xx) Contract between any Company Entity, on the one hand, and any Affiliate of Seller, on the other hand;

(xxi) Company IP Contract; or

(xxii) Material Real Property Lease.

(b) Except as set forth on Schedule 3.06(b), the Company has made available to Buyer true, correct and complete copies of each Contract (or written summary of any oral Contract) listed or required to be listed on Schedule 3.06(a). Each Material Contract is in full force and effect and constitutes a valid and binding agreement of each Company Entity party thereto and, to the Knowledge of the Company, the other parties thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity) and there exists no material breach, default or event of default or event, occurrence, condition or act with respect to the Company Entities, and, to the Knowledge of the Company, with respect to the other party, which, with the giving of notice or the lapse of time, would reasonably be expected to constitute a material breach, default or event of default, or grant any party thereto a right to terminate, suspend, modify or reduce the rights and obligations, under such Material Contract. None of the Company Entities has received written (or, to the Knowledge of the Company, other) notice of (or alleging) any such breach or default. None of the Company Entities has received written (or, to the Knowledge of the Company, other) notice of the intention of any third party under any Material Contract to suspend, cancel, terminate, reduce the services or products to be provided under or modify the terms of any such Material Contract, or accelerate the obligations of the Company Entities thereunder. No Company Entity is currently renegotiating any Material Contract (other than ordinary course negotiations in connection with the scheduled expiration of such Material Contract).

3.07 Absence of Changes. Since the Latest Balance Sheet Date to the date hereof, there has not occurred any event or series of related events that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 3.07, since the Latest Balance Sheet Date, each Company Entity has conducted its business in all material respects in the ordinary course consistent with past practices, and neither Seller nor any Company Entity has taken, or omitted to take, any action that, if taken or omitted after the date hereof and prior to the Closing, would require consent of Buyer pursuant to Section 5.02(b) (under circumstances where Buyer’s consent has not been obtained).

3.08 Litigation. Except as set forth on Schedule 3.08, (a) there is, and, in the past four (4) years has been, no Action pending or threatened in writing (or, to the Knowledge of the Company, otherwise) against, or, to the Knowledge of the Company, investigation involving, Seller or any Company Entity or otherwise involving any of their respective properties, assets, securities, rights or directors, officers, employees or agents (in each case, in such capacity) before or by any Governmental Entity and (b) there are, and, in the past four (4) years have been, no settlement agreements or similar written agreements with respect to any Action and no outstanding Order against any Company Entity or Seller or any of its assets.

3.09 Compliance with Applicable Law; Permits.

(a) Except as set forth on Schedule 3.09(a), the Company Entities are, and in the past four (4) years have been, in compliance in all material respects with all applicable Laws, including applicable Healthcare Laws. None of the Company Entities has received any written notice or, to the Knowledge of the Company, other communication (written or otherwise) in the past four (4) years from any Governmental Entity of any actual, alleged, possible or potential violations or noncompliance by any Company Entity with respect to any applicable Laws. In the past four (4) years, to the Knowledge of the Company, no event has occurred or no condition or state of facts exists which constitutes or, after written notice, would constitute or result in a material violation by the Company Entities of, or a material failure on the part of the Company Entities to comply with, any applicable Laws, including applicable Healthcare Laws.

(b) None of the Company Entities or any equityholder, director, officer, manager, managing employee (as such term is defined in 42 U.S.C. § 1320a-5(b)), vendor, or other personnel (whether employees or independent contractors) of any Company Entity is currently or has been, or threatened to be: (i) debarred, excluded or suspended by the Department of Health and Human Services Office of Inspector General, the Food and Drug Administration (“FDA”), or the General Services Administration from participating in any Governmental Health Program, convicted of any crime or, to the Knowledge of the Company, engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. § 335a or exclusion pursuant to 42 U.S.C. § 1320a-7; (ii) “suspended” or “debarred” from selling products or services to a Governmental Entity of the United States pursuant to the Federal Acquisition Regulation relating to debarment and suspension applicable to federal government agencies generally (48 C.F.R. Subpart 9.4); (iii) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Governmental Health Program requirement or Healthcare Law; (iv) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (v) designated a Specially Designated National or Blocked Person by the Office of Foreign Asset Control of the U.S. Department of Treasury; or (vi) subjected to any other debarment, exclusion, or sanction list or database.

(c) None of the Company Entities is party to any corporate integrity agreement or has reporting obligations pursuant to any deferred prosecution, consent decree, settlement, integrity agreement, corrective action plan or other similar obligation, order, or agreement with any Governmental Entity.

(d) There are no outstanding material compliance complaints, reports, or corrective actions, or ongoing internal compliance investigations.

(e) The Company Entities, and as applicable, their employees hold all material Permits of and from all, and have made all material declarations and filings with, Governmental Entities necessary for the lawful conduct of the respective businesses of the Company Entities as presently conducted. The Permits are valid and in full force and effect, the Company Entities are not in default under the Permits and none of the Permits will be terminated as a result of the transactions contemplated hereby. The Company Entities have fulfilled and performed in all material respects their obligations under each of the Permits, and no event has occurred or condition or state of facts exists which constitutes or, after written notice, would constitute a material breach or default under any such Permit or which permits or, after written notice, would permit revocation or termination of any such Permit, or which might adversely affect in any material respect the rights of any Company Entity under any such Permit, and no Company Entity or Seller has received written notice of cancellation, of default or of any dispute concerning any Permit. Seller has made available to Buyer correct and complete copies of the material Permits.

3.10 Employee Plans and Related Matters.

(a) Schedule 3.10(a) lists all material Employee Benefit Plans. The Company has made available to Buyer copies of the following with respect to each such Employee Benefit Plan set forth in Schedule 3.10(a), as applicable: (i) the current plan document (including any adoption agreement and any amendments thereto), (ii) the most recent summary plan description, (iii) the most recent determination letter or opinion letter received from the Internal Revenue Service, (iv) the three most recent Form 5500 annual reports (with applicable attachments), (v) annual nondiscrimination testing results for the three most recently completed plan years and (vi) any material, non-routine correspondence with any Governmental Entity regarding any Employee Benefit Plan over the past four (4) years.

(b) Each Employee Benefit Plan has been established, funded, maintained and administered in compliance in all material respects with its terms, the applicable requirements of ERISA, the Code and any other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Employee Benefit Plan, and nothing has occurred since the date of such determination or opinion that would be reasonably likely to adversely affect the determination of the qualified status of any such Employee Benefit Plan. No Company Entity has incurred any material Tax, penalty or other liability pursuant to Sections 4980B, 4980D or 4980H of the Code that remains outstanding. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA involving any Employee Benefit Plan or breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan that, in each case, would reasonably be expected to result in material liability to a Company Entity.

(c) There are no Actions pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan (other than routine claims for benefits), and none of the Employee Benefit Plans is presently or has in the past four (4) years been under audit or examination (nor has written notice been received of a potential audit or examination) by the Internal Revenue Service, the United States Department of Labor, or any other Governmental Entity, domestic or foreign.

(d) No Company Entity sponsors, maintains or contributes to (or is required to contribute to) or has any current or contingent liability or obligation under or with respect to any plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or any Multiemployer Plan, including on account of an ERISA Affiliate. No Employee Benefit Plan is a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA. No Company Entity has any current or contingent liability under Title IV of ERISA, including on account of an ERISA Affiliate.

(e) No Company Entity has any obligation to provide (either currently or in the future), and no Employee Benefit Plan provides, retiree or post-employment health, life insurance or other welfare benefits to current or former employees of any Company Entity other than (i) health continuation coverage pursuant to Section 4980B of the Code or as otherwise required by applicable Law, (ii) individual conversion rights for which the former employee bears all associated costs of conversion coverage, or (iii) disability benefits that extend beyond termination of employment.

(f) Except as set forth on Schedule 3.10(f), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event), result in (i) any payment becoming due to any current or former employee, director or service provider of any Company Entity, (ii) an increase in the amount of compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of any Company Entity, or (iii) the acceleration of the vesting, funding or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of any Company Entity or any increased or accelerated funding obligation with respect to any Employee Benefit Plan.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in conjunction with any other event) will give rise to the payment of any amount that could not be deductible by Buyer, any of the Company Entities, or any of their respective Affiliates by reason of Section 280G of the Code or any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.

(h) The Company Entities do not have any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise tax under Section 4999 of the Code or under Section 409A of the Code.

(i) Each arrangement subject to Section 409A of the Code and the rules and regulations issued thereunder (if any) is documented and maintained in compliance in all respects therewith such that no Taxes or interest will be due and owing after the Closing in respect of such arrangement failing to be in compliance therewith.

(j) With respect to each Employee Benefit Plan that is subject to the laws of a jurisdiction other than the United States (each, a “Foreign Benefit Plan”): (i) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities, (ii) if intended to receive favorable

Tax treatment under applicable Tax Laws, each Foreign Benefit Plan has been qualified or similarly determined to satisfy the requirements of such Tax Laws, (iii) no Foreign Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), and (iv) no Foreign Benefit Plan has any material unfunded liabilities that are expected to arise in connection with the transactions contemplated by this Agreement.

(k) All information provided pursuant Section 1.04(d) will be, when delivered, in accordance with the Phantom Plan and Phantom Unit Award Agreements.

3.11 Employee and Labor Matters.

(a) The Company has made available to Buyer a true, correct and complete in all material respects list of each employee of any Company Entities as of the date of such list.

(b) No Company Entity has in the past four (4) years entered into or is or has in the past four (4) years been otherwise subject to or bound by any collective bargaining agreement or other labor-related agreement or bargaining relationship with any Union and, to the Knowledge of the Company, no union organization campaign is in progress or has occurred in the past four (4) years with respect to any employees of any Company Entity.

(c) There is, and in the past four (4) years there has been, no labor strike, material labor dispute, or work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting any Company Entity and there is, and in the past four (4) years there has been, no material unfair labor practice, charge, arbitration or complaint pending or, to the Knowledge of the Company, threatened against any Company Entity.

(d) Each Company Entity is, and in the past four (4) years has been, in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices and terms and conditions of employment, including without limitation Laws regarding wages and hours, compensation, benefits, pay equity, harassment, retaliation, whistleblowing, the use of independent contractors, immigration and work authorization (including with respect to Forms I-9), labor relations, and collective bargaining.

(e) Except as could not result in material liability for the Company Entities, taken as a whole, each Company Entity has fully and timely paid all wages (including overtime wages), salaries, wage premiums, commissions, bonuses, expense reimbursements, severance and other compensation that has come due and payable to its current and former employees and other service providers under applicable Law, contract, or Company Entity policy. In the past four (4) years, no Company Entity has implemented any employee layoffs without complying with the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”).

(f) Except as set forth in Schedule 3.11(f), there are no pending or, to the Knowledge of the Company, threatened or asserted claims, charges, lawsuits or investigations by or relating to any current or former employee, independent contractor or other agent of any Company Entity relating to any employment or labor-related matter, including charges or investigations currently pending with the U.S. Equal Employment Opportunity Commission (EEOC), the U.S. Department of Labor (DOL), OSHA, or any other Governmental Entity.

(g) Except as set forth in Schedule 3.11(g), all employees of the Company Entities who are located in the U.S. are employed on an “at-will” basis, and no such employee is entitled to notice or payment of severance pursuant to an individual employment agreement or other Contract with any Company Entity.

(h) No senior executive or officer of any Company Entity with an annual total cash compensation of $150,000 or more (i) has provided formal notice to any Company Entity of his or her intent to terminate his or her employment with such Company Entity as of the date hereof, and to the Knowledge of the Company, no officer of any Company Entity intends to terminate his or her employment with such Company Entity or (ii) is employed under a (nonimmigrant) work visa or similar authorization that is limited in duration.

(i) Except as set forth on Schedule 3.11(i), the Company Entities have in all material respects completed and retained a Form I-9 with respect to each of its current and past employees employed within the past four (4) years in accordance with applicable Law. Within the past four (4) years, the Company Entities have not been the subject of an audit or a proceeding from the United States Department of Homeland Security, including Immigration and Customs Enforcement, (or any predecessor thereto, including the United States Customs Service or the Immigration and Naturalization Service) or any other immigration-related enforcement proceeding.

(j) Except as set forth on Schedule 3.11(j), to the Knowledge of the Company, no allegations of sexual harassment, sexual misconduct or hostile work environment have been made against any current or former officer, or director of any Company Entity. No Company Entity has in the past four (4) years negotiated or entered into any settlement agreement, conducted any investigation, or made any payment related to allegations of sexual harassment, sexual misconduct (including any inappropriate relationship, for example with a subordinate, even if consensual), or hostile work environment by any current or former employee, contractor, director, officer or other representative of such Company Entity.

3.12 Environmental Matters.

(a) Except as set forth on Schedule 3.12(a):

(i) the Company Entities are, and at all times in the past four (4) years have been, in compliance in all material respects with all applicable Environmental Laws;

(ii) the Company Entities have obtained, maintained and are, and at all times in the past four (4) years have been, in compliance with, all material permits, licenses, approvals and other authorizations required under applicable Environmental Laws (“Environmental Permits”), and such Environmental Permits are in full force and effect, and there is no judicial or administrative proceeding pending or, to the Knowledge of the Company, threatened that seeks the revocation, cancellation, suspension or adverse modification of any Environmental Permits, which revocation, cancellation, suspension or adverse modification would reasonably be expected to be material to the Company Entities;

(iii) none of the Company Entities has received from any Governmental Entity or any other Person any written notice, claim, demand or request for information alleging any actual or alleged material violation of, or material liability under, any Environmental Law, other than any such violation or alleged violation or liability that has been resolved and for which there are no additional obligations;

(iv) there are no material Actions or Orders pending or, to the Knowledge of the Company, threatened in writing against any Company Entity under any Environmental Law;

(v) none of the Company Entities (or any Person whose liability any Company Entity has assumed or otherwise become subject to) has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, supplied, repaired, exposed any Person to, released, or owned or operated any facility or property contaminated by, any Hazardous Substances, including at any currently or formerly owned or leased properties, in each case, so as to require material remediation by the Company or any of its Subsidiaries or give rise to material liability under applicable Environmental Laws; and

(vi) none of the Company Entities has expressly assumed by contract or provided indemnity against any material liability of any other Person under any Environmental Laws.

(b) The Company has made available to Buyer all material environmental, health and safety assessments, audits and reports, notices of violation, Orders, and Environmental Permits.

3.13 Intellectual Property.

(a) The Company Entities collectively own, license or otherwise have the right to use, free and clear of all Liens except for Permitted Liens, all material Intellectual Property used in or necessary for the conduct of the business of the Company Entities as currently conducted (collectively, the “Company Entity IP”).

(b) Schedule 3.13(b) sets forth a list, as of the date of this Agreement, of (i) patents or registrations of Intellectual Property owned or purported to be owned by a Company Entity, and (ii) patent applications or applications for the registration of Intellectual Property owned or purported to be owned by a Company Entity.

(c) There are, and in the past four (4) years, have been, no Actions pending or threatened in writing, or to the Knowledge of the Company otherwise threatened, against any Company Entity (i) contesting the validity, enforceability, use or ownership of any Company Entity Owned IP Rights, (ii) alleging that any Company Entity is currently or has been infringing or misappropriating the Intellectual Property of any other Person or (iii) that have been brought by any Company Entity against any Person alleging infringement or misappropriation of any Intellectual Property owned by any Company Entity.

(d) The conduct of the business of the Company Entities has not, in the past five (5) years, infringed or misappropriated, and, as currently conducted, does not infringe or misappropriate, any Intellectual Property of any Person. To the Knowledge of the Company, no Person is currently infringing any material Company Entity Owned IP Rights.

(e) Schedule 3.13(e) sets forth a list, as of the date of this Agreement, of all material agreements to which a Company Entity is a party or bound relating to the license, grant of rights to, development, transfer, acquisition, or use of Intellectual Property, including those pursuant to which (i) any Company Entity permits any Person to use any Company Entity Owned IP Right or (ii) any Person permits any Company Entity to use any Company Entity IP not owned by the Company Entities (in each case other than (x) any “off-the-shelf” and “shrink-wrap” software licenses that are commercially available to the public generally with annual or one-time license fees less than $100,000, (y) Intellectual Property assignment agreements with employees and independent contractors in the ordinary course of business on a form substantially consistent in all material respects with the Company Entities’ standard forms, and (z) non-exclusive license agreements with customers entered in the ordinary course of business (collectively, the “Company IP Contracts”). The Company Entity Owned IP Rights are exclusively owned by a Company Entity free and clear of all Liens (other than Permitted Liens), and are subsisting, valid and, to the Knowledge of the Company, enforceable. The Company Entities have taken commercially reasonable steps under the circumstances to maintain and protect the material Company Entity Owned IP Rights.

(f) Each Person who has participated in the authorship, conception, creation, reduction to practice, or development of any material Company Entity Owned IP Rights, on behalf of or under the direction or supervision of any Company Entity has executed and delivered to such Company Entity a valid and enforceable written contract providing for (i) the non-disclosure by such Person of all trade secrets and other confidential information material to the Company Entities contained in such Company Entity Owned IP Rights and (ii) the assignment by such Person (by way of a present grant of assignment) to a Company Entity of all right, title and interest in and to such Company Entity Owned IP Rights (or a Company Entity owns all right, title, and interest in and to such Company Entity Owned IP Rights pursuant to applicable Law). To the Knowledge of the Company, no Person is in breach of any such contract.

(g) The Company Entities have not violated in any material respect any license terms applicable to any item of Open Source Software that the Company Entities use. The Company Entities have not used Open Source Software in any manner that would, with respect to any material Company Entity Owned IP Rights (i) require the disclosure or distribution of any software constituting material Company Entity Owned IP Rights in source code form, (ii) require the licensing any such software for the purpose of making derivative works, or (iii) impose any restriction on the consideration to be charged for the distribution any products or services of any Company Entity.

(h) No Company Entity has licensed or provided to any Person, or allowed any Person to access or use, any material source code for any software constituting Company Entity Owned IP Rights, other than employees and independent contractors of the Company Entities who have a need to access such source code and who are bound by written confidentiality obligations to the Company Entities with respect to such source code. No source code for any such software included in the Company Entity Owned IP Rights has been delivered, licensed or made available by any Company Entity to any customer, escrow agent or other Person, and no Company Entity has any obligation (whether current or conditional) to make any such delivery, license or disclosure. The Company Entities possess current copies of all object code, source code and operating manuals for all material software included in the Company Entity Owned IP Rights.

(i) No Governmental Entity or academic institution has any ownership of, or right to royalties for, any material Company Entity Owned IP Rights.

(j) No government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international third party not-for-profit or quasi-governmental research organization or research center was used to develop any material Company Entity Owned IP Rights. To the Knowledge of the Company, no employee of any Company Entity who was involved in, or contributed to, the creation or development of any material Company Entity Owned IP Rights has performed services for any Governmental Entity, for a university, college or other educational institution, or for a research center while such employee was also performing services for any Company Entity.

3.14 Insurance. Schedule 3.14 sets forth a true and complete list of the insurance policies (including self-insurance arrangements) as of the date hereof maintained by or for the benefit of the Company Entities or under which any claim is or may become pending (the “Insurance Policies”), together with, for each Insurance Policy, the line of cover, carrier, policy period, limits, current premium and whether the policy has a claims-made or occurrence-forms claim trigger. The Company Entities are in compliance in all material respects with (a) the terms of the Insurance Policies, (b) each Insurance Policy is in full force and effect and no Company Entity has received any written (or, to the Knowledge of the Company, oral) notice from any insurer under any Insurance Policy denying or reducing coverage, materially increasing premiums, terminating, canceling, revoking or amending any such policy, other than such notices of the expiration of any such policy according to its terms, (c) all premiums on the Insurance Policies due and payable have been paid and no Company Entity is in default with respect to its payment obligations under the Insurance Policies, (d) as of the date of this Agreement, no claims are pending or, to the Knowledge of the Company, contemplated that would reasonably be expected to exceed the policy limits of any Insurance Policy or be excluded in whole or in part from coverage thereunder, and (e) the Company Entities have timely made all claims under the Insurance Policies for all matters reasonably expected to be covered or coverable thereby. Other than as set forth on Schedule 3.14, none of the Company Entities has any self-insurance or co-insurance programs. Seller has made available to Buyer correct and complete copies of the Insurance Policies.

3.15 Tax Matters.

(a) Each Company Entity has timely filed (or has had timely filed on its behalf), taking into account applicable extensions, with the appropriate domestic federal, state, local and foreign taxing authorities all income and other material Tax Returns (including IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law) required to be filed with respect to such Company Entity and has timely paid (or has had timely paid on its behalf) all income and other material Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to any Company Entity.

(b) The Company Entities have delivered or made available to Buyer complete and accurate copies of all income and other material Tax Returns of the Company Entities for taxable years ending on or after December 31, 2018.

(c) All material amounts of Taxes required to be withheld by any Company Entity have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose.

(d) All income and other material Tax Returns filed with respect to each of the Company Entities are true, complete and correct in all material respects.

(e) Except as set forth on Schedule 3.15(e), no income and other material Taxes with respect to any Company Entity are under audit or examination by any Governmental Entity, and there are no ongoing or pending claims, suits or other administrative or judicial proceedings with respect to any such Taxes of the Company Entities. No audits, examinations or other such Tax proceedings have been threatened in writing against any Company Entity with respect to income or other material Taxes.

(f) No Governmental Entity has asserted in writing any material deficiency, claim or issue with respect to Taxes or any material adjustment to Taxes of any Company Entity with respect to any taxable period for which the period of assessment or collection remains open.

(g) No Company Entity has engaged in any “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations within the past five (5) years.

(h) No Company Entity (i) has any liability for any Taxes of any Person other than itself (or another Company Entity) under section 1.1502-6 of the Treasury Regulations (or any comparable provision of any Law), as a transferee or successor, by contract (other than such contracts described in Section 3.15(i)) or otherwise or (ii) has been a member of a group (other than any such group the common parent of which was a Company Entity) filing any consolidated, combined, affiliated, aggregate or unitary Tax Return.

(i) No Company Entity is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than (i) such an agreement or arrangement exclusively between or among Company Entities or (ii) customary Tax indemnification provisions contained in commercial agreements entered into in the ordinary course of business the principal subject matter of such is not Taxes.

(j) Each Company Entity is properly classified for U.S. federal income Tax purposes as the type of entity set forth on Schedule 3.15(j).

(k) Except as set forth on Schedule 3.15(k), no Company Entity will be required to include or accelerate any material amount of income in, or exclude or defer any material amount of deductions from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing ; (iii) “closing agreement” as described in Section 7121 of the Code (or any comparable provision of any Law) executed on or prior to the Closing; (iv) installment sale or open transaction disposition made on or prior to the Closing; (v) prepaid amount (including advanced payments or deferred revenue) received on or prior to the Closing (other than any such amounts, payments, or revenue received or accrued for in the ordinary course of business); or (vi) election under 965(h) of the Code.

(l) The unpaid Taxes of the Company Entities, as of the date of the Latest Balance Sheet, did not materially exceed the reserves for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Latest Balance Sheet.

(m) No Company Entity has entered into an agreement or waiver (that has not expired) extending any statute of limitations relating to the payment or collection of a material amount of Taxes.

(n) No Company Entity has requested any extension of time within which to file any Tax Return that has not yet been filed (other than an extension of time obtained in the ordinary course).

(o) There are no Liens (other than Permitted Liens) for Taxes on the assets of the Company Entities.

(p) No written claim has been made by any taxing authority in a jurisdiction where a Company Entity does not file a particular type of Tax Return that such Company Entity is or may be required to file that type of Tax Return in, or subject to taxation of that type by, such jurisdiction.

(q) Except as set forth on Schedule 3.15(q), the Company Entities have complied in all material respects with respect to any “escheat,” “abandoned property,” ”unclaimed property,” or other similar Law.

(r) No Company Entity has a permanent establishment (within the meaning of any applicable Tax treaty) or fixed place of business in a country outside of its country of incorporation or formation.

(s) Except as set forth on Schedule 3.15(s), no Company Entity organized under the laws of a country other than the United States (i) has an investment in U.S. property within the meaning of Section 956 of the Code, (ii) is engaged in a United States trade or business for U.S. federal income Tax purposes, (iii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iv) is, or has ever been, a “personal holding company” within the meaning of Section 542 of the Code, (v) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code or (vi) has election under Section 897(i) of the Code to be treated as a domestic corporation.

(t) The Company would not be required to include any material amounts in gross income outside of the ordinary course of business with respect to any foreign Subsidiary pursuant to Section 951 of the Code if the taxable year of such foreign Subsidiary were deemed to end on the date after the Closing Date, but not taking into account any activities or income of such foreign Subsidiary on such date.

(u) No Company Entity has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force or granted in the ordinary course of business with respect to the preparation and filing of Tax Returns.

(v) No Company Entity has requested or received any private letter ruling or closing agreements relating to Taxes of the IRS or comparable written rulings or guidance issued by any other Governmental Entity, in each case, which remain in effect.

(w) During the two (2) year period ending on the date of this Agreement, none of the Company Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed (in whole or in part) by Section 355 (or so much of Section 356 as relates to Section 355) or Section 361 of the Code.

3.16 Brokers. No broker, finder, financial advisor, investment banker or similar advisor is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s fee or commission or similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or its Affiliates, any Company Entity or any Affiliates of the Company Entities.

3.17 Real Property.

(a) Owned Real Property. Schedule 3.17(a) sets forth a complete, correct and accurate list of all real property, together with the address and owner of each such parcel of real property, owned by the Company Entities (together with all buildings, structures, facilities, improvements and fixtures located thereon or attached or appurtenant thereto, the “Owned Real Property”). The Company Entities own good and valid marketable title in fee simple to the Owned Real Property, free and clear of all Liens other than Permitted Liens. None of the Company Entities leases or otherwise grants any Person the right to use or occupy the Real Property. Other than the rights of Buyer pursuant to this Agreement or rights in favor of any Company Entity, there are no outstanding options, rights of first offer or rights of first refusal to lease or purchase such Owned Real Property or any portion thereof or interest therein. None of the Company Entities has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending or threatened with respect to the Real Property. There are no proceedings in eminent domain, condemnation or other similar proceedings that are pending or to the Knowledge of the Company, threatened with respect to the Real Property. No Company Entity is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property. To the Knowledge of the Company, all buildings, structures, facilities and improvements located on the Owned Real Property and Leased Real Property subject to a Material Real Property Lease, including buildings, structures, facilities and improvements which are under construction (collectively, “Improvements”) comply in all material respects with valid and current certificates of occupancy or similar Permits to the extent required by Laws for the use thereof, and conform in all material respects with all applicable Laws. To the Knowledge of the Company, the Improvements are in all material respects (A) in good operating condition and repair (ordinary wear and tear excepted) and (B) suitable and adequate for continued use in the manner in which they are presently being used.

(b) Leased Real Property. Schedule 3.17(b)(i) sets forth a complete, correct and accurate list of all leases, subleases, licenses and occupancy agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) of real property (such real property, together with all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company Entities, the “Leased Real Property”) pursuant to which any Company Entity is a tenant, subtenant, licensee or occupant (each, a “Real Property Lease”). Schedule 3.17(b)(ii) sets forth a list of all Real Property Leases for which the aggregate annual base rental payments exceed $100,000 (each, a “Material Real Property Lease”). Each Material Real Property Lease is in full force and effect and constitutes a valid and binding agreement of each Company Entity party thereto, enforceable in accordance with its terms against each such Company Entity and, to the Knowledge of the Company, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). Each of the Company Entities, and, to the Knowledge of the Company, each of the other parties thereto, has performed in all material respects all material obligations required to be performed by it under each Material Real Property Lease. A Company Entity has the right to use all of the Leased Real Property for the full term of each such Material Real Property Lease (and any renewal options) relating thereto. A Company Entity has valid leasehold interests in all of the Leased Real Property subject to a Material Real Property Lease free and clear of all Liens, other than Permitted Liens. No Company Entity has assigned, transferred or pledged any interest in any of the Material Real Property Leases.

3.18 Foreign Corrupt Practices Act; International Trade.

(a) In the past four (4) years, no Company Entity nor any of their respective officers, directors, employees, agents, distributors and other Persons acting for or on behalf of any of the Company Entities has directly or knowingly indirectly violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 (as amended) or any other anti-corruption, anti-money laundering or anti-bribery Laws applicable to any of the Company Entities. No Company Entity nor any of their respective officers, directors, employees, agents, distributors and other Persons while acting for or on behalf of any of the Company Entities has made or authorized any bribe, rebate, payoff, influence payment, kickback or other payment of funds or received or retained any funds in violation of any applicable Law. To the Knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to the Company’s compliance with the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 (as amended) or any other anti-corruption, anti-money laundering or anti-bribery Laws applicable to any of the Company Entities.

(b) No Company Entity, nor any of their respective officers, directors, managers, employees, agents, distributors, and other Persons while acting for or on behalf of the Company Entities is currently or has been in the past four (4) years: (i) listed on any list of prohibited or restricted parties administered by the United States, including the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, or, to the extent applicable, the EU or any of its Member States, the UK, the United Nations Security Council, or otherwise the target of applicable sanctions or export restrictions; (ii) directly or indirectly owned or controlled by a Person or Persons described in clause (i); (iii) directly or indirectly conducting business with, or otherwise engaging in dealings with or for the benefit of any Person described in clause (i) or clause (ii) in violation of applicable Laws, or (iv) operating in, organized in, ordinarily resident in, or directly or indirectly engaging in any dealings in or with any country or region that is the subject or target of comprehensive sanctions, including, Crimea, Cuba, Iran, North Korea, and Syria; or (v) otherwise in violation of any applicable Laws pertaining to trade, financial, or economic sanctions (including the Laws administered and enforced by OFAC and the U.S. Department of State, as well as, to the extent applicable, by the European Union and its Member States and the United Kingdom), export, re-export, transhipment, transfer or import controls (including the Laws administered and enforced by the U.S. Department of Commerce and the U.S. Customs and Border Protection, as well as, to the extent applicable, by the European Union and its Member States and the United Kingdom), or U.S. antiboycott requirements administered by the U.S. Department of Commerce and the U.S. Department of Treasury (collectively, “Trade Laws”). The Company Entities have not (i) received from any Governmental Entity any written notice, inquiry, or internal or external allegation related to Trade Laws; (ii) made any voluntary or involuntary disclosure to a Governmental Entity related to Trade Laws; or (iii) conducted any internal investigation or audit concerning any actual or potential violation related to any Trade Laws, and, to the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to form the basis for any such investigations, claims or proceedings.

3.19 Transactions with Affiliates. Except as set forth on Schedule 3.19, no Related Party (a) is a party to any agreement, Contract, commitment or transaction with any Company Entity (except for employment-related arrangements or commercial agreements on arms-length terms entered into in the ordinary course of business), (b) has any interest in any property or right owned or leased by any Company Entity, or (c) owes any material amount of money to any Company Entity or is owed any material amount of money from any Company Entity (except for employment-related arrangements or commercial agreements on arms-length terms entered into in the ordinary course of business). There is no, and for the past three (3) years there has been no, management or similar fee paid by any Company Entity to Seller or its Affiliates. For purposes of this Agreement, “Related Party” means (a) each Person who holds, directly or indirectly, equity securities of the Company that would entitle such Person to at least 1% of the transaction proceeds payable in connection with this Agreement (including, for the avoidance of doubt, Seller); (b) each individual who is an officer or director of any Company Entity; (c) each member of the immediate family of each of the individuals referred to in clause “(b)” above; and (d) any trust or other entity (other than the Company Entities) in which any one of the Persons referred to in clause “(b)” and “(c)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest. Seller has made available to Buyer true, correct and complete copies of each contract or arrangement (or written summary of any oral contract or arrangement) listed or required to be listed on Schedule 3.19.

3.20 IT Systems, Data Protection and Privacy.

(a) The Company Entities have established and appropriately implemented and maintained an Information Security Program, and there have been no material violations of the Information Security Program. The Company Entities have no less frequently than annually assessed and tested the Information Security Program and remediated all identified critical and high risks and vulnerabilities; and the Information Security Program has proven sufficient and in compliance with Privacy Requirements in all material respects. The IT Systems currently used by the Company Entities are, in all material respects, in good working condition, operate and perform as necessary to conduct the business of the Company Entities, and do not, to the Knowledge of the Company, contain any Malicious Code or material defect. All Company Data will continue to be available for Processing by the Company Entities following the Closing on substantially the same terms and conditions in all material respects as existed immediately before the Closing.

(b) The Company Entities, and, to the Knowledge of the Company, with respect to the Processing of Company Data, their Data Processors, comply and have complied at all times in the past four (4) years with Company Privacy Policies and the Privacy Requirements in all material respects. To the extent required by Privacy Requirements or Company Privacy Policies, (i) Personal Data is Processed by the Company Entities and, to the Knowledge of the Company, their Data Processors in an encrypted manner, and (ii) Personal Data is securely deleted or destroyed by the Company Entities and, to the Knowledge of the Company, their Data Processors. The Company Entities have not in the past three (3) years sold (as defined by the California Consumer Privacy Act of 2018), and do not sell, any Personal Data to Persons or other third parties. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement violates in any material respect any Privacy Requirements or Company Privacy Policies.

(c) The Company Entities, and, to the Knowledge of the Company, to the extent with respect to any Company Data, their Data Processors, (i) have not for the past four (4) years suffered and are not suffering a Security Incident and (ii) have not for the past four (4) years been and are not required to notify any Person or Governmental Entity of any Security Incident. The Company Entities have not for the past four (4) years been and are not adversely affected by any Malicious Code, ransomware or malware attacks, or denial-of-service attacks on any IT Systems. Neither the Company Entities nor any third party acting at the direction or authorization of any Company Entity has in the past four (4) years paid any perpetrator of any actual or threatened Security Incident or cyber attack, including, but not limited to a ransomware attack or a denial-of-service attack. The Company Entities (A) have not in the past four (4) years received a written notice (including any enforcement notice), letter, or complaint from a Governmental Entity or any Person alleging any Company Entity’s noncompliance with any Privacy Requirements or Company Privacy Policies and (B) have not in the past four (4) years been subject to any claim, action, suit, proceeding or, to the Knowledge of the Company, investigation relating to any Company Entity’s noncompliance or potential noncompliance with Privacy Requirements or any Company Entity’s Processing of Personal Data. The Company Entities are not in material breach or material default of any Contracts relating to Company Data and do not transfer Personal Data internationally except where such transfers comply in all material respects with Privacy Requirements and Company Privacy Policies. The Company Entities maintain, and have for the past four (4) years maintained, cyber liability insurance with reasonable coverage limits.

(d) In the past four (4) years, no “breach” (as defined in 45 C.F.R. § 164.402) by any Company Entity or their “workforce” or material “security incident” (as defined in 45 C.F.R. § 164.304) has occurred with respect to “protected health information” (as defined in 45 C.F.R. § 160.103) in the possession or under the control of any Company Entity or any business associate (as defined in 45 C.F.R. § 160.103) of any Company Entity and no Company Entity has received written notice of, and is not subject to any Action relating to, any of the foregoing. In the past four (4) years, the Company Entities have entered into compliant business associate agreements with all third parties acting as a business associate (as defined in 45 C.F.R. § 160.103) of any Company Entity to the extent required by HIPAA, in all material respects.

3.21 Government Contracts.

(a) Each Company Entity has maintained records to demonstrate its compliance with the terms and conditions of each Government Contract.

(b) No event has occurred, and, no facts, circumstances or conditions exist, that will, or would reasonably be expected to, give rise to a claim by a Governmental Entity for any breach or violation in any material respect of any applicable Law, Contract, purchase order, task order, delivery order, certification, representation, clause, or provision pertaining to any Government Contract or Government Bid.

(c) During the last four (4) years, neither any Governmental Entity nor any prime contractor, subcontractor or other Person or entity has notified any Company Entity, in writing, or, to the Knowledge of the Company, orally, that any Company Entity has, or may have, breached or violated any Law, certification, representation, clause, or provision pertaining to any Government Contract or Government Bid.

(d) All facts set forth in or acknowledged in any representations, claims or certifications submitted by or on behalf of each Company Entity in connection with any Government Contract or Government Bid were current, accurate and complete in all material respects as of their effective dates.

(e) During the last four (4) years, each Company Entity has been in compliance with any most favored nation, most favored customer or similar clause and any country of origin requirement, and, as required in connection with any Government Contracts, has provided current, accurate and complete Transaction Price Reporting data (as defined in 48 CFR 552.216-75) and any other required pricing data, and has implemented any and all price tracking mechanisms as were or are required in connection with such Government Contracts.

(f) None of the Company Entities has been suspended or debarred or threatened to be suspended or debarred from contracting with, or bidding on Contracts with, any Governmental Entity or been the subject of a finding of non-responsibility or ineligibility to Contract with a Governmental Entity; and no such exclusion, suspension or debarment has been initiated in writing or otherwise; and, other than as a result of facts or circumstances specific to Buyer or its Affiliates, the consummation of the transactions contemplated by this Agreement will not result in any such exclusion, suspension or debarment of any Company Entity.

(g) During the last four (4) years, none of the Company Entities have been audited, other than audits in the ordinary course, or, to the Knowledge of the Company, investigated by any Governmental Entity and no such audit or investigation has ever been threatened, excluding any compliance evaluation by the Office of Federal Contract Compliance Programs that did not result in a notice of violation or conciliation agreement. There is no valid basis for (i) the exclusion or suspension or debarment of the Company Entities from bidding on Government Contracts with any Governmental Entity or (ii) any claim pursuant to an audit or investigation by any Governmental Entity relating to any such Government Contracts.

(h) The Company Entities have not received any reports or allegations including credible evidence that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by Federal Acquisition Regulation (“FAR”) 52.203-13(a)) of the Company Entities committed a violation of Federal criminal law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act (each a “Covered Contract Violation”), and the Company Entities have not conducted and are not conducting an investigation to determine whether credible evidence exists that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by FAR 52.203-13(a)) of the Company Entities has committed a Covered Contract Violation.

(i) The Company Entities are not party to any Government Contract that was awarded as a contract “set-aside for small business” as that term is defined in FAR 19.501(a) and no Company Entity has made any representation or certification under which any of the Company Entities represented it was a small business.

(j) The Company Entities are not subject to the Cost Accounting Standards as determined by 48 C.F.R. § 9903.201-1.

(k) No payment in excess of $25,000 due to any Company Entity pertaining to any Government Contract has ever been withheld or set off, and each of the Company Entities is entitled to all progress or other payments received to date with respect thereto.

(l) During the last three (3) years, none of the Company Entities have received any written notice of termination, “show cause”, or cure notice pertaining to any Government Contract.

(m) During the last three (3) years, all final written past performance evaluations received by the Company Entities have been satisfactory or better.

(n) The Company Entities have the capacity, facilities, and personnel necessary to deliver, in a timely fashion and in accordance with all applicable regulations, all outstanding priority rated orders received under a Government Contract.

(o) Except as set forth on Schedule 3.21(o), the Company Entities are not currently under Foreign Ownership, Control or Influence, nor are any Company Entities subject to any mitigation measures imposed by DCSA.

(p) The Company Entities have complied in all respects with (i) all requirements relating to the safeguarding of, and access to, classified information under each Government Contract and (ii) any Law relating to the safeguarding of, and access to, classified information; and all violations thereof have been reported to the appropriate Governmental Entity and contracting parties as required by any Government Contracts or any Law relating to the safeguarding of, and access to, classified information.

(q) During the last four (4) years, the Company Entities have complied in all material respects with all necessary data security, cybersecurity, and physical security systems and procedures required by its Government Contracts including, as applicable, 48 C.F.R. 252.204-7012 and the National Institute of Standards and Technology Special Publication 800-171. Any data security, cybersecurity or physical security breaches related to any Government Contract has been reported to any applicable Governmental Entity or higher tier contractor to the extent required by Law or Government Contract.

(r) As of the date hereof, the Company Entities are in compliance in all material respects with the regulations implemented under Section 889 of the John S. McCain National Defense Authorization Act for Fiscal Year 2019 (Pub. L. 115-232). The Company Entities do not use “covered telecommunications equipment or services” from any entity identified under FAR 52.204-25.

3.22 Customers and Vendors.

(a) Schedule 3.22(a) sets forth a list of the fifty (50) largest customers of the Company Entities (on a consolidated basis) measured by the dollar value of gross sales receipts to such customer for the twelve (12) month period ended June 30, 2021 (each, a “Material Customer”), together with such dollar value. No Company Entity has received any written (or, to the Knowledge of the Company, other) notice from any Material Customer that such Material Customer is considering or intends, anticipates or otherwise expects to terminate or materially change any material terms or conditions of such Material Customer’s agreement with the applicable Company Entity.

(b) Schedule 3.22(b) sets forth the top ten (10) vendors (other than distributors) based on the aggregate dollar amount of payables by the Company Entities (on a consolidated basis) for the twelve (12) month period ended June 30, 2021 (each, a “Material Vendor”), together with such dollar amount. No Company Entity or Seller has received any written (or, to the Knowledge of the Company, other) notice from any Material Vendor that such Material Vendor is considering or intends, anticipates or otherwise expects to terminate or materially change any material terms or conditions of such Material Vendor’s agreement with the applicable Company Entity.

(c) Schedule 3.22(c) sets forth the top four (4) distributors based on the aggregate dollar amount of payables by the Company Entities (on a consolidated basis) for the twelve (12) month period ended June 30, 2021 (each, a “Material Partner”), together with such dollar amount. No Company Entity or Seller has received any written (or, to the Knowledge of the Company, other) notice from any Material Partner that such Material Partner is considering or intends, anticipates or otherwise expects to terminate or materially change any material terms or conditions of such Material Partner’s agreement with the applicable Company Entity.

(d) Except as set forth on Schedule 3.22(d), in the past three (3) years, there are no material claims for indemnification, contribution, reimbursement, or subrogation by or against any Company Entity or any other material dispute by or against any Company Entity, in each case with respect to any Material Customer, Material Vendor or Material Partner.

3.23 Assets. Except as set forth on Schedule 3.23, each of the Company Entities has good and marketable title to, or a valid leasehold interest in, all properties and assets used by it, located on its premises, shown on the Latest Balance Sheet or acquired after the date thereof and prior to the Closing, free and clear of all Liens (other than Permitted Liens) in each case subject to the sale of inventory or obsolete equipment and changes in the composition of current assets in the ordinary course of business (and, following the date hereof, subject to Section 5.02). Subject to the receipt of any required third party consents set forth on Schedule 3.05, each of the Company Entities has, and will have immediately following the Closing, a valid leasehold interest in or has the valid and enforceable right to use all assets, properties (including the Leased Real Property), rights (including contractual rights), titles or interests, tangible or intangible, used or held for use in its business as presently conducted. All such assets, properties, rights, titles and interest are sufficient in all material respects for the continued conduct of the businesses of the Company Entities in substantially the same manner as conducted as of the date hereof. All properties and assets owned by or leased to the Company Entities are adequate in all material respects for the uses to which they are being put and are in good condition and repair, in each case except for ordinary wear and tear. From and after the Closing, and without limiting any of Seller’s rights under this Agreement or any Ancillary Agreement, Seller will not have any ownership interest in any assets, properties or rights used in the conduct of the businesses of any of the Company Entities.

3.24 No CARES Act or Other Funding. The Company Entities have not, directly or indirectly, sought, pursued, applied for, obtained, received, accepted or otherwise availed themselves of any loan, grant, funding or other benefit, relief or assistance under (i) the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), (ii) any government program established or expanded thereunder, related thereto or funded thereby or (iii) any other legislation enacted, any rule or regulation promulgated, or any other program established or expanded, by any Governmental Entity in connection with, or in response to, COVID-19 or designed to provide economic or other benefit, relief or assistance to Persons in connection therewith or in relation thereto.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

4.01 Organization and Entity Power. Buyer is a an Illinois limited liability company validly existing and in good standing under the laws of the State of Illinois. Buyer is qualified to do business in every jurisdiction in which the ownership of its properties or the conduct of its business requires it to be so qualified, except in such jurisdictions where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby. Buyer possesses all requisite power and authority and all necessary Permits to own and operate its properties, to carry on its business as now conducted and presently proposed to be conducted and to enter into and carry out the purchase and sale of the Company Shares and any of the other transactions contemplated by this Agreement and each of the Ancillary Agreements to which Buyer is party.

4.02 Authorization; No Breach.

(a) The execution, delivery and performance of this Agreement and each Ancillary Agreement to which Buyer is party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Buyer. This Agreement has been, and at the Closing each Ancillary Agreement to which Buyer is party shall be, duly executed and delivered by Buyer. This Agreement constitutes a valid and binding obligation of Buyer enforceable in accordance with its terms, except as limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles. Each Ancillary Agreement to which Buyer is party, when executed and delivered by Buyer, shall constitute a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles.

(b) Except for compliance with and filings under the HSR Act and any other Antitrust Law, the execution, delivery and performance of this Agreement and each Ancillary Agreement to which Buyer is party, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the respective terms hereof and thereof by Buyer do not and shall not (i) conflict with or result in a breach or violation of the Organizational Documents of Buyer, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both) under any material contract, agreement or instrument to which Buyer is a party or is bound (except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby), (iii) violate any applicable Law of any Governmental Entity having jurisdiction over Buyer or any of its properties or assets or (iv) result in the creation of any Lien upon any Equity Securities of Buyer or any of the assets of Buyer.

4.03 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Buyer, threatened in writing against Buyer or any of its Subsidiaries or any of their respective assets before or by any Governmental Entity that (i) individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby or (ii) seek to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby. As of the date hereof, there are no outstanding Orders against Buyer or any of its Subsidiaries or any of their respective assets that (x) individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby or (y) seek to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby.

4.04 Solvency; Fraudulent Conveyance. Assuming (i) the representations and warranties of Seller contained in Article 3 are true and correct in all material respects and (ii) the Company Entities are solvent immediately prior to the Closing, (a) immediately after giving effect to the transactions contemplated hereby, Buyer and its Subsidiaries (including the Company Entities), taken as a whole, shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts when due (including all contingent liabilities) and (b) Buyer and its Subsidiaries (including the Company Entities), taken as a whole, shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer and its Subsidiaries (including the Company Entities).

4.05 Investigation. Buyer acknowledges that Buyer (i) has conducted its own investigation and analysis of the Company Entities (including their business, results of operations, prospects, and condition) in entering into the transactions contemplated hereby and (ii) has such knowledge, sophistication and experience in business and financial matters so as to be capable of conducting such investigation and analysis. Buyer is knowledgeable about the industries in which the Company Entities operate and is capable of evaluating the merits and risks of the purchase and sale of the Company Shares and any of the other transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Buyer has been afforded access to the books and records, facilities and personnel of the Company Entities for purposes of conducting a due diligence investigation and has conducted a due diligence investigation of the Company Entities.

4.06 Acquisition for Investment. Buyer is acquiring the Company Shares solely for its own account, for investment only and not with a view toward or for sale in connection with any distribution thereof in violation of the Securities Act. Buyer understands and agrees that the Company Shares have not been registered under the Securities Act or any state, local and foreign securities Laws and may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

4.07 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the purchase and sale of the Company Shares or any of the other transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer or its Affiliates, except for Evercore Group L.L.C.

4.08 Financial Capacity.

(a) Buyer has delivered to Seller a true, accurate and complete copy of the fully executed debt commitment letter (including all exhibits, schedules and annexes thereto and the executed fee letters and/or engagement letter associated therewith and referenced therein (which fee letters and engagement letter, in each case, may be redacted with respect to any interest rates, fee amounts, pricing caps and other similar economic terms (including flex terms) set forth therein (none of which would adversely affect the conditionality, enforceability, quantum, availability or termination of the Debt Financing, or reduce the aggregate principal amount thereof))), dated as of the date hereof, between Buyer and J.P. Morgan Chase Bank, N.A. (the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources party thereto (the “Committed Lenders”) have committed, subject only to the terms and conditions set forth therein, to provide debt financing, in the amounts set forth therein (such debt financing required to pay the Required Amounts (excluding, for the avoidance of doubt, any debt financing set forth therein with respect to refinancing any of Buyer’s or its Subsidiaries’ existing Indebtedness), the “Debt Financing”).

(b) The Debt Commitment Letter, as delivered, is in full force and effect on the date of this Agreement and, as of the date of this Agreement, the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, terminated, amended or modified, and no withdrawal, rescission, termination, amendment or modification is contemplated (except in connection with any amendments or modifications to effectuate any “market flex” terms contained in the Debt Commitment Letter provided as of the date hereof or to add any additional agents or other financial institutions thereto as provided for therein). As of the date of this Agreement, the Debt Commitment Letter constitutes the legal, valid and binding obligations of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable in accordance with its respective terms against the parties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). As of the date of this Agreement, Buyer has fully paid (or caused to be fully paid) any and all commitment fees, costs and expenses or other fees, costs and expenses required to be paid on or prior to the date of this Agreement pursuant to the Debt Commitment Letter. There are no conditions precedent related to the funding of the full amount of the Debt Financing, other than as expressly set forth in or expressly contemplated by the Debt Commitment Letter. Except for the Debt Commitment Letter and as set forth therein, there are no other agreements or side letters of any kind to which Buyer or any of its Affiliates is a party that impose additional conditions, modify, amend or expand the conditions to the funding of the Debt Financing in a manner that would impair the availability of the Debt Financing on the Closing Date, or reduce the total amount of the Debt Financing. Assuming satisfaction of the conditions set forth in Article 2, as of the date of this Agreement, Buyer does not know of any facts or circumstances that would be expected to result in Buyer being unable to satisfy, prior to Closing, any term or condition of Closing to be satisfied by it contained in the Debt Commitment Letter, or that would otherwise cause the Debt Financing to be unavailable on the Closing Date.

(c) As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would (x) constitute a default or breach on the part of Buyer or, to Buyer’s knowledge, any other party thereto under any term or condition of the Debt Commitment Letter or (y) result in any portion of the Debt Financing necessary to pay the Required Amount being unavailable on the Closing Date. As of the date of this Agreement and assuming satisfaction of the conditions set forth in Article 2, neither Buyer nor any of its Affiliates has any reason to believe (both before and after giving effect to any “market flex” terms contained in the Debt Commitment Letter) that any of the terms or conditions contained in the Debt Commitment Letter will not be satisfied on a timely basis on or before the Closing Date or that the amounts committed pursuant to the Debt Financing necessary to pay the Required Amount will not be available to Buyer on the Closing Date if the terms or conditions to be satisfied by it contained in the Debt Commitment Letter are satisfied. The aggregate proceeds contemplated by the Debt Financing, cash held by Buyer and other available sources will be sufficient for Buyer to (i) pay any and all fees expressly required to be paid on the Closing Date by Buyer in connection with the Debt Financing or the transactions contemplated by this Agreement on the Closing Date, (ii) (without duplication to clause (i)) satisfy all of the payment obligations of Buyer expressly required to be paid pursuant to this Agreement and the Debt Financing on or prior to the Closing and (iii) repay or refinance all Indebtedness required to be repaid or reduced at Closing (clauses (i) through (iii), the “Required Amount”).

4.09 Foreign Person. Buyer is not a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”).

ARTICLE 5

COVENANTS AND AGREEMENTS

5.01 Access. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall cause the Company Entities grant to Buyer and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the senior management personnel, properties, books and records of the Company Entities (including, where applicable, copies thereof); provided, that (a) such access does not unreasonably interfere with the normal operations of any Company Entity or involve any environmental sampling or testing or any invasive or subsurface investigation, (b) such access may be provided virtually (as opposed to in-person) in light of COVID-19 and in accordance with applicable COVID-19 Measures, (c) all requests for such access shall be directed to Justin Sobey and Hemant Kapadia or such other Person(s) as the Company may designate in writing (email being sufficient) from time to time (collectively, the “Designated Contacts”), and (d) nothing herein shall require Seller to provide access to, or to disclose any information to, Buyer or any of its Representatives to the extent such access or disclosure (1) would waive any legal privilege, (2) would be in violation of applicable Laws or regulations of any Governmental Entity (including the HSR Act, any COVID-19 Measures and all other applicable Antitrust Laws), or (3) would disclose any source code or Trade Secret; provided, that Seller shall cause the Company to cooperate with Buyer to attempt to find a way to allow disclosure of such information referred to in clauses (1) and (2) to the extent doing so would not (in the reasonable judgment of Seller after consultation with counsel) reasonably be likely to violate any Law (including any COVID-19

Measures) or result in the loss of such privilege. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Buyer shall, upon receipt of the consent of any of the Designated Contacts (which consent shall not be unreasonably withheld, conditioned or delayed subject to agreement between Buyer and Seller upon a script and communications plan thereof) be permitted (with a Designated Contact or other representative approved by Seller in writing present if requested by Seller) to contact employees, customers, vendors and other business partners of the Company Entities to communicate consistent with such script or communications plan, and the parties shall cooperate such that such approved meetings or communications may be scheduled or arranged for Buyer and Seller with the foregoing Persons, as reasonably requested by Buyer; provided that any such communication shall comply with Law. Buyer and its Representatives agree to use reasonable best efforts to comply with the safety rules and reasonable controls previously disclosed to Buyer by the Seller or Company to protect the health and safety of employees and service providers of the Company Entities in connection with any access provided pursuant to this Section 5.01. Any information furnished to Buyer or its representatives pursuant to this Section 5.01 shall be subject to terms of the Confidentiality Agreement.

5.02 Conduct of Business.

(a) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as (i) expressly required by this Agreement, (ii) the Company reasonably determines necessary or advisable to address COVID-19 or the direct or indirect effect thereof (including any COVID-19 Measures), provided that Seller provides prompt notice to Buyer of any COVID-19 Measures not consistent with actions taken prior to the date hereof and considers in good faith any comments from Buyer regarding such COVID-19 Measurers or (iii) consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Company and its Subsidiaries to use reasonable best efforts to conduct their respective businesses in all material respects in the ordinary course of business and, unless Seller determines it is inconsistent with prudent business practices, cause the Company and its Subsidiaries to use their reasonable best efforts to maintain relationships with material customers, vendors and resellers and senior executive employees of the Company Entities; provided that, if Seller submits a written request for approval from Buyer pursuant to Section 5.02(b), which request discloses all material information relating thereto, and Buyer does not provide such approval, failure to take the matter subject to such approval shall not be considered to be in breach of this Section 5.02(a).

(b) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as (i) required by Law or expressly required by this Agreement, (ii) the Company reasonably determines necessary or advisable to address COVID-19 or the direct or indirect effect thereof (including any COVID-19 Measures) provided that Seller provides prompt notice to Buyer of any COVID-19 Measures not consistent with actions taken prior to the date hereof and considers in good faith any comments from Buyer regarding such COVID-19 Measurers, (iii) consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as set forth on Schedule 5.02(b), Seller shall cause the Company and its Subsidiaries not to:

(i) amend or modify, or waive any material rights under, its Organizational Documents or take or authorize any action to wind up its affairs, liquidate, restructure, reorganize or dissolve;

(ii) effect any merger, consolidation, recapitalization, reclassification, stock or unit split or like change in its capitalization;

(iii) transfer, issue, sell, pledge, encumber or dispose of any shares of capital stock or other securities or phantom equity of any Company Entity or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities or phantom equity of any Company Entity;

(iv) amend or terminate any Employee Benefit Plan or establish any new arrangement that would (if it were in effect on the date hereof) constitute an Employee Benefit Plan or take any action to accelerate vesting, payment or funding of any compensation or benefits under any Employee Benefit Plan or to increase the benefits or rate of compensation of its employees or officers, except (A) to the extent required under the existing terms of any Employee Benefit Plan or other contractual arrangement set forth on the Schedules or by applicable Law, (B) making such plans and arrangements available to newly hired or newly eligible employees in the ordinary course of business and in accordance with the terms of such plans and arrangements, (C) changes to Employee Benefit Plans as a result of customary review and renewals for the next plan year that do not materially increase the cost of such to the Company Entities of providing such benefits (other than increases required by existing providers necessary for renewal), (D) annual merit-based increases to base salary in the ordinary course of business and consistent with past practice or (E) if the Closing Date occurs later than January 1, 2022, entering into or approving new bonus plans in respect of the calendar year 2022 for the Company, in the ordinary course of business and consistent with past practice and with an aggregate target payout that does not exceed the aggregate target payout for calendar year 2021 bonuses by more than 10%;

(v) except as required by applicable Law, enter into any negotiations or contract with any Union;

(vi) hire, engage or terminate (other than for cause) the employment or engagement of, or promote, any employee or individual independent contractor, other than in the ordinary course of business if such employee’s or independent contractor’s annual cash compensation is less than $200,000 or to replace an employee or independent contractor whose employment or engagement has terminated;

(vii) incur, create, assume or otherwise become liable for any Indebtedness for borrowed money excluding (i) liabilities incurred under the IBM Credit Inventory Financing Agreement or WFCF Inventory Financing Agreement and (ii) draws on any revolving credit facility to which the Company Entities are a party as of the date hereof, or make any loans, advances or capital contributions to, or investments in, any Person (other than loans or advances to employees in the ordinary course of business or capital contributions to, or investments in, Company Entities);

(viii) sell, assign, transfer, convey, lease, abandon, let lapse, license, pledge or encumber, or grant any material Lien (other than a Permitted Lien) on (A) any of the assets or properties of any Company Entity in excess of $250,000 individually, or $1,000,000 in the aggregate, in each case other than the sale of inventory or obsolete equipment in the ordinary course of business and other than with respect to Intellectual Property (which is addressed by clause (B)) or pursuant to the Credit Facility or (B) any material Company Entity Owned IP Rights except for non-exclusive licenses granted in the ordinary course of business;

(ix) intentionally disclose any trade secrets that constitute material Company Entity Owned IP Rights to any third party except in the ordinary course of business and subject to a written confidentiality or non-disclosure agreement by which such third party is bound;

(x) acquire, (by merger, consolidation, acquisition of stock or assets, or otherwise) any Person, business or division thereof, or material interest therein;

(xi) make any capital expenditures or commitments for capital expenditures in excess, during any month (and prorated for any partial month), of $250,000 individually, or $1,000,000 in the aggregate, other than (A) capital expenditures paid in full prior to the Closing Date or (B) where all liabilities therefor are included as a Current Liability in the calculation of Net Working Capital;

(xii) forgive, cancel or compromise any material debt or claim, or waive, settle or release any right of material value in each case other than in the ordinary course of business;

(xiii) settle or compromise any Action (other than the Action set forth on Schedule 5.02(b)(xiii)) (A) in excess of $200,000 for individual claims or $1,000,000 in the aggregate, without taking into account insurance coverage for such claims or (B) providing for any non-de minimis non-monetary obligations or restrictions;

(xiv) make any change to the accounting methods, principles, classifications or practices currently used by the Company Entities, except as may be required by GAAP or applicable Law;

(xv) (A) change any material Tax accounting principle, method or practice, other than changes required by applicable Law, (B) make (other than consistent with past practice), change or revoke any material Tax election, (C) amend any income or other material Tax Return, (D) settle or compromise any material claim or assessment for Taxes, (E) surrender any material refund, offset or other reduction in Tax liability or right thereto, (F) enter into any “closing agreement” described in Section 7121 of the Code or similar arrangement relating to material Taxes, or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes;

(xvi) other than as permitted by Section 5.02(b)(vi), grant any bonus, severance, benefit or other direct or indirect compensation, or grant any equity or equity-based awards, in each case, to any current or former officer, director, employee, consultant or other service provider;

(xvii) commence contributions to, or participation or an obligation to participate in, any Multiemployer Plan;

(xviii) implement any multi-employee layoffs;

(xix) allow any material Insurance Policies, surety bonds or letters of credit to lapse without renewal or replacement on commercially reasonable terms;

(xx) materially delay or materially postpone the payment of material accounts payable or other liabilities beyond the dates when the same would have been paid in the ordinary course of business, or change or accelerate (including by the offering of unusual discounts, payment terms, or economic incentives) the collection of material accounts receivable of the Company Entities in advance of when the same would have been collected in the ordinary course of business, or accelerate or delay the shipment of any material products of the Company Entities in advance of or beyond the dates when the same would have been shipped in the ordinary course of business;

(xxi) enter into, cancel, materially modify, amend or waive or terminate any Material Contract, or any Contract that would (if entered into, amended or modified prior to the date hereof) constitute a Material Contract, other than any Contract entered into in the ordinary course of business or renewals of Material Contracts on substantially similar terms or any immaterial modification, amendment or waiver in the ordinary course; or

(xxii) authorize, commit or agree to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary in this Section 5.02 or otherwise in this Agreement, the Company Entities’ failure to take any action prohibited by Section 5.02(b) will not be a breach of Section 5.02(a). Furthermore, without breach of any representation, warranty, covenant or agreement contained in this Agreement, (x) prior to the Closing, Seller shall be entitled to receive from the Company Entities by way of dividends, distributions, return of capital, or otherwise, all cash and cash equivalents owned or held by or for the benefit of the Company Entities, and to use such cash and cash equivalents to pay or repay any Company Expenses, Indebtedness or other liabilities of the Company Entities, and (y) prior to the Closing, Seller shall be entitled to cause the Company Entities to forgive any liability of Seller owed to the Company Entities; provided that notwithstanding anything herein to the contrary, the Seller shall use reasonable best efforts to cause the cash and cash equivalents of the Company Entities as of immediately prior to the Closing (and after giving effect to transactions contemplated by this Section 5.02(c)) to equal approximately the sum of the Maximum Cash Amount plus $40,000,000. The parties acknowledge and agree that, in accordance with the definition of Cash-on-Hand, any such Cash-on-Hand in excess of the Maximum Cash Amount will not be included in the calculation of Estimated Closing Cash-on-Hand or Estimated Purchase Price, but will be included in the calculation of Closing Cash-on-Hand and Purchase Price.

5.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, Buyer, on the one hand, and Seller, on the other hand, shall use its reasonable best efforts to cause the other parties’ conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and no party shall take any action designed to prevent or materially impede or delay the Closing.

5.04 Regulatory Act Compliance. Buyer and Seller shall, and Buyer and Seller shall cause its Affiliates to, each file or cause to be filed, promptly (but in any event in the case of the initial notification required under the HSR Act within two (2) Business Days) after the date of this Agreement, any notifications or the like required to be filed by Buyer, Seller’s or Buyer’s Affiliates, as applicable, under the HSR Act and all other applicable Antitrust Laws with respect to the purchase and sale of the Company Shares and any of the other transactions contemplated by this Agreement. With respect to filings under the HSR Act, Buyer and Seller shall, and shall cause their Affiliates to, not request early termination of the waiting period under the HSR Act. Buyer and Seller shall, and shall cause their Affiliates to, respond as promptly as practicable to any requests for additional information made by any Governmental Entity pursuant to any Antitrust Law. Buyer and Seller shall, and shall cause their Affiliates to, use reasonable best efforts to take all actions necessary or advisable to cause the waiting periods or other requirements under the HSR Act and all other applicable Antitrust Laws to terminate or expire as promptly as reasonably practicable, including resisting in good faith, at each of their respective cost and expense any assertion that the transactions contemplated hereby constitute a violation of any Antitrust Law; provided, however, that, notwithstanding anything herein to the contrary, (x) Buyer shall not have any obligation to divest or agree to divest (or cause any of its Affiliates to divest or agree to divest) any of its respective businesses, product lines, properties or assets or to take or agree to take (or cause any of its Affiliates to take or agree to take) any other action or to agree (or cause any of its Affiliates to agree) to any limitation or restriction on any of its respective businesses, product lines, properties or assets (each such foregoing action in this clause (x), a “Remedy”), (y) Buyer shall not have any obligation to cause any Company Entity to agree to a Remedy that would, individually or in the aggregate with any other Remedy, reasonably be expected to materially impact the businesses of the Company Entities or materially impact the value (including any reasonably anticipated economic benefit) of the transactions contemplated by this Agreement and (z) without the prior written consent of Buyer, Seller shall not, and shall cause the Company Entities not to, agree to any of the foregoing, provided that any such Remedy, at Seller’s discretion, shall be conditioned upon the Closing. For the avoidance of doubt, in no event shall Seller or any of its Affiliates be required to propose or agree to any Remedy involving the assets of any entity other than the Company Entities. Buyer and Seller shall, and shall cause their Affiliates to, use their reasonable best efforts to cooperate with one another in the preparation and submission of any such filing, including by promptly furnishing to the other party such necessary information, documents and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any applicable Antitrust Law, and shall consult with the other party prior to any substantive meetings, by telephone or in person, with the staff of the Federal Trade Commission, the United States Department of Justice or any other Governmental Entity, and, unless prohibited by such Governmental Entity, Buyer and Seller shall have the right to have a representative present at any such meeting. Without limiting the generality of the foregoing, none of Buyer, Buyer’s parent or its Subsidiaries shall acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any amounts of assets of or any equity in any other Person or any business or division thereof, unless that acquisition or agreement would not reasonably be expected to (x) materially delay or increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under the HSR Act or other applicable Antitrust law, or (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or increase the risk of not being able to remove any such order on appeal or otherwise, it being understood and agreed that, the for the avoidance of doubt, the foregoing shall not restrict the ability of Buyer’s parent and its Subsidiaries to enter into commercial transactions and agreements in the ordinary course of business.

5.05 Press Releases and Announcements. The parties hereto agree that, except as required or expressly contemplated by this Agreement, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any party or any of its Affiliates without the prior consent of the other party (which shall not be unreasonably withheld), except that each of the parties hereto and their Affiliates may make public releases or announcements from time to time as is necessary to comply with applicable Law or the rules of an applicable stock exchange. Notwithstanding the foregoing, Buyer and Seller shall cooperate to prepare a press release, and the Form 8-K to be filed by Buyer promptly following the execution and delivery of this Agreement, to be issued promptly following the execution and delivery of this Agreement and each party may make press releases or announcements thereafter consistent therewith. Buyer shall deliver a draft of the Form 8-K to Seller prior to filing and shall consider any comments from Seller in good faith. Notwithstanding anything in this Section 5.05, Section 5.06 or the Confidentiality Agreement to the contrary, (a) Clayton, Dubilier & Rice, LLC, and its Affiliates may disclose such terms and the existence of this Agreement and the transactions contemplated hereby to its Affiliates in order that such Persons may provide customary information about the subject matter of this Agreement and the transactions contemplated hereby to their respective limited partners and prospective limited partners, including in connection with their ordinary course fundraising and reporting activities, and (b) the Buyer and its Affiliates may, at any time, (i) make any disclosures as necessary to comply with applicable Law or the rules of an applicable stock exchange, (ii) respond to questions or provide a summary or update relating to, or discuss the benefits of, the transactions contemplated by this Agreement in calls or meetings with Buyer’s analysts, investors or attendees of any industry conference to the extent not materially inconsistent with the substance of the press release prepared by Buyer and Seller or (iii) make any disclosures of Required Financial Information received by Buyer pursuant to Section 5.23 and other information consented to in writing by Seller (such consent not to be unreasonably withheld, delayed or conditioned) as reasonably necessary to consummate the Debt Financing (and Seller hereby provides its consent to any actual or potential debt financing sources (and their Affiliates and Representatives) being deemed as approved financing sources and “Agents” under the Confidentiality Agreement (so long as such persons are subject to customary confidentiality arrangements)). Buyer and Seller shall cause their Affiliates to comply with the restrictions set forth in this Section 5.05.

5.06 Confidentiality. Buyer acknowledges that the terms of that certain Confidentiality Agreement, dated as of April 13, 2021, by and between CDW LLC and Seller, as amended by that certain amendment dated as of August 18, 2021 (the “Confidentiality Agreement”), are hereby incorporated into this Agreement by reference; provided, that if there is any inconsistency between the terms of this Agreement and the terms of the Confidentiality Agreement, then the terms of this Agreement shall control and govern to the extent of such inconsistency. Effective automatically upon the Closing, the Confidentiality Agreement and all obligations thereunder shall terminate and be of no further force or effect with respect to any information relating to the Company Entities. Effective automatically upon the termination of this Agreement, the Confidentiality Agreement shall (i) be extended for an additional two years from the date of such termination and (ii) be deemed amended such that the non-solicitation obligations of Buyer and its Agents (as defined in the Confidentiality Agreement) therein shall apply in respect of all employees of the Company Entities which Buyer either (a) had substantive contact with in connection with its evaluation of the transactions contemplated hereunder or (b) extended or discussed an employment offer or retention arrangement prior to the date of such termination.

5.07 Facility Closings; Employee Layoffs. For a period of ninety (90) days after the Closing Date, Buyer shall not, and Buyer shall cause the Company Entities not to, terminate (or permit to be terminated) employees of the Company Entities except in compliance with the WARN Act. To facilitate such compliance, Seller shall provide to Buyer upon Closing a list of all employees whose employment was terminated in the ninety (90) days preceding the Closing, stating for each such employee the date of termination, the employee’s position and work location, and whether the termination was voluntary or involuntary. Provided that such list is accurate and complete, Buyer shall cause the Company Entities to comply with any and all applicable notice or filing requirements under the WARN Act, and will indemnify and hold harmless Seller and its Non-Recourse Parties from any liabilities, losses, damages, obligations, costs or expenses, arising as a result of or related to, in whole or in part, Buyer’s or any Company Entity’s actions or omissions occurring on or after the Closing Date. Buyer shall be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an “M&A qualified beneficiary” as defined in Q&A-4 of Treas. Reg. §54.4980B-9 in connection with the transactions contemplated by this Agreement.

5.08 Employee Benefits Matters.

(a) For at least twelve (12) months following the Closing Date, Buyer will provide (or cause to be provided) to each of the employees of the Company Entities on the Closing Date (each, a “Continuing Employee”), while employed by Buyer, any Company Entity, or any of their respective Affiliates following the Closing Date, (i) base salary or hourly wages no less favorable than the base salary or hourly wages provided to such employee immediately prior to the date hereof, (ii) target cash incentive bonus opportunities or commission rates that in the aggregate are either (a) substantially similar to the target cash incentive bonus opportunities or commission rates provided to such employee immediately prior to the date hereof, or (b) the same as the target cash incentive bonus opportunities or commission rates provided to similarly situated employees of Buyer or its applicable Affiliate (it being understood that Buyer shall in each case have discretion to set the applicable performance targets to which any bonus opportunity is tied), and (iii) employee benefits, including retirement, health and welfare benefits, that are either (a) substantially similar in the aggregate to the employee benefits, including retirement, health and welfare benefits, provided to the employees immediately prior to the date hereof, or (b) the same as those employee benefits, including retirement, health and welfare benefits, provided to similarly situated employees of Buyer or its applicable Affiliate; provided, however, that Buyer may provide for Continuing Employees to become eligible to participate in the CDW Coworkers’ Profit Sharing Plan as of the first day of the month following the 30-day anniversary of the Closing Date. Buyer shall cause the employee benefit plans of Buyer and its Affiliates (including, after the Closing, the Company Entities) established or maintained following the Closing Date for the benefit of the Continuing Employees (the “New Plans”) to credit all service by each Continuing Employee with the Company or any of its Subsidiaries (or predecessors thereof) prior to the Closing Date for all purposes to the same extent such service was recognized by the Company Entities (or predecessors thereof) as of the Closing Date, except, in each case, to the extent such treatment would result in a duplication of benefits or compensation and excluding benefit accrual under any defined benefit pension plan. Buyer shall, or shall cause its applicable Affiliate to, use reasonable best efforts to (x) waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the same extent such conditions were waived or not applicable under the corresponding Employee Benefit Plan and (y) cause any covered expenses incurred for the plan year in which the Closing Date occurs prior to the Closing Date by any Continuing Employee (or covered spouse or dependent thereof) to be credited for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any New Plan.

(b) Seller shall cause the applicable Company Entities to adopt written resolutions to terminate, effective no later than the day immediately preceding the Closing Date, any Employee Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (a “Company 401(k) Plan”), unless Buyer, in its sole and absolute discretion, agrees to sponsor and maintain (or have the applicable Company Entity continue to sponsor and maintain) any such Company 401(k) Plan by providing Seller with written notice of such election (an “Election Notice”) at least five days before the Closing. Unless Buyer provides an Election Notice to Seller, Seller shall cause the applicable Company Entity to deliver to Buyer, prior to the Closing Date, a copy of such validly adopted resolutions to terminate each Company 401(k) Plan (the form and substance of which resolutions shall be subject to reasonable review and approval of Buyer), effective no later than the date immediately preceding the Closing Date. Buyer or one of its

Affiliates shall make available, effective as of the Closing Date, a defined contribution plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code for Continuing Employees, which shall accept the rollover of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) of a Continuing Employee from any Company 401(k) Plan that is in cash, but including plan loans.

(c) In addition, subject to and effective as of the Closing, Seller hereby assigns to the Company Entities, all of its rights with respect to any confidentiality, noncompetition, nonsolicitation, no-hire, nondisparagement and other restrictive covenants covering any current or former employee of any Company Entity (collectively, the “Assigned Restrictive Covenants”) including under any Incentive Unit Grant Agreement between any such employee and Seller or its Affiliates to which Seller is a party. Effective as of the Closing, the Company Entities (as opposed to Seller) shall have the sole right, in their discretion, individually or collectively, to seek to enforce the Assigned Restrictive Covenants.

(d) Nothing in this Section 5.08, express or implied, shall confer upon any Person other than the parties to this Agreement and their respective permitted successors and assigns any legal or equitable rights or remedies of any nature whatsoever (including any third-party beneficiary rights) with respect to the provisions of this Section 5.08, including (i) the creation of a guarantee employment for any period of time, (ii) a change to the “at will” employment status of any employee of a Company Entity, or (iii) a limitation on rights of Buyer or any Company Entity under the terms of any Employee Benefit Plan or other employee benefit or compensation plans or arrangements, to amend, modify or terminate such plan or arrangement following the Closing.

5.09 Director and Officer Indemnification and Insurance.

(a) From the Closing Date through the sixth (6th) anniversary of the Closing Date, Buyer shall, and shall cause the Company Entities to, indemnify and hold harmless each present (as of immediately prior to the Closing) and former officer or director of the Company Entities (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Person is or was an officer or director of the Company Entities or (ii) matters existing or occurring at or prior to the Closing Date (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent provided under the Organizational Documents of the Company Entities in effect as of the date hereof.

(b) No amendment or modification of the Company Entity’s Organizational Documents shall adversely impact the rights of any Indemnified Person pursuant to Section 5.09(a).

(c) Prior to the Closing, Seller shall cause the Company to obtain at no expense to the beneficiaries one or more non-cancellable “tail” insurance policies with claims periods of at least six (6) years following the Closing, and with substantially equivalent coverage and amounts as, and containing terms no less favorable, in the aggregate, to the former officers and directors of the Company Entities than, the Company’s director and officer liability insurance as of the date of this Agreement, including coverage for acts and omissions of the individuals who were officers and/or directors of the Company or any Subsidiary (in such capacities) prior to the Closing with respect to matters arising at or prior to the Closing (the “D&O Tail Policies”). All costs of the D&O Tail Policies pursuant to this Section 5.09(c) shall be borne by Seller.

(d) In the event that Buyer or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, the successors and assigns of Buyer or its Subsidiaries, as the case may be, shall assume the obligations set forth in this Section 5.09.

(e) The provisions of this Section 5.09 are intended for the benefit of, and will be enforceable by, each current and former officer, director, manager or similar functionary of each Company Entity.

5.10 Exclusivity. Seller agrees that from the date hereof and until the earlier of the Closing Date and the date that this Agreement is terminated in accordance with its terms, that it shall not, shall cause each of its Affiliates (including the Company Entities) not to and shall cause its and their respective Representatives not to, directly or indirectly, (a) solicit, initiate, encourage, or discuss any inquiry or offer, enter into any Contract, or accept any offer relating to (i) any Company Transaction other than with Buyer or its affiliates (an “Alternative Transaction”), or (b) furnish any information with respect to, assist or participate in or in any other manner facilitate or cooperate with any effort or attempt by any person or entity with respect to an Alternative Transaction. Seller shall promptly provide Buyer with a written summary of the material terms (including the identity of the Person) of any expression of interest, inquiry, proposal or offer relating to a possible Alternative Transaction that is received by any of the Company Entities, Seller, their Affiliates or any of their respective Representatives from any Person (other than Buyer or its Affiliates) after the date hereof. Promptly after the date hereof, Seller shall deliver customary return or destroy letters to any Person that received any Company Entity confidential information in connection with considering any Alternative Transaction during the one year period prior to the date of this Agreement.

5.11 Expenses. If this Agreement is terminated prior to consummation of the Closing, then, each party hereto shall pay all fees and expenses incurred by such party in connection with this Agreement and the transactions contemplated hereby or otherwise required by applicable Law.

5.12 Certain Post-Closing Access Provisions.

(a) For a period of seven (7) years after the Closing Date, Buyer shall use reasonable best efforts to preserve and retain, or to cause the Company Entities to preserve and retain and maintain, in a commercially reasonable manner, all material corporate, accounting, legal and Tax books and records of the Company Entities relating to the conduct of the business and operations of the Company Entities prior to the Closing Date.

(b) After the Closing Date, Buyer shall cause the Company and its Subsidiaries to permit Seller (and its Representatives reasonably requiring such access in light of the purpose therefor) to have reasonable access, during normal business hours and on reasonable advance notice, to the extent reasonably required by Seller in connection with its accounting, Tax, legal defense or other similar needs to, and to inspect and copy (including in electronic form), all materials referred to in this Section 5.12; provided, however, (i) that Seller and its Representatives will agree in advance to a customary confidentiality agreement with respect to such information; (ii) such access does not unreasonably interfere with the normal operations of any Company Entity or involve any environmental sampling or testing or any invasive or subsurface investigation, (iii) such access may be provided virtually (as opposed to in-person) in light of COVID-19 and in accordance with applicable COVID-19 Measures, and (iv) nothing herein shall require Buyer or any Company Entity to provide access to, or to disclose any information to, Seller or any of its

Representatives to the extent such access or disclosure (1) would waive any legal privilege, (2) would be in violation of applicable Laws or regulations of any Governmental Entity (including the HSR Act, any COVID-19 Measures and all other applicable Antitrust Laws), or (3) would disclose any source code or Trade Secret; provided, that Buyer shall, and shall cause the Company and its Subsidiaries to, cooperate with Seller to attempt to find a way to allow disclosure of such information referred to in clauses (1) and (2) to the extent doing so would not (in the reasonable judgment of Buyer after consultation with counsel) reasonably be likely to violate any Law (including any COVID-19 Measures) or result in the loss of such privilege.

5.13 Code Section 280G. With respect to each employee of the Company who is, or would reasonably be expected to be as of the Closing, a “disqualified individual” (as defined in Code Section 280G(c)), prior to the Closing, Seller shall cause the Company to use its reasonable best efforts to seek to have any such individual waive any payments or economic benefit pursuant to any Employee Benefit Plan and any agreement, in each case, entered into by a Company Entity and such disqualified individual prior to the Closing to which such individual is entitled in connection with the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement that could constitute an “excess parachute payment” (as defined in Code Section 280G(b)) with respect to such individual (the “Waived 280G Benefits”). If any individual waives his or her rights to payments or economic benefits as described in the previous sentence, Seller shall cause the Company to use reasonable best efforts to seek to obtain stockholder approval in accordance with the requirements of Code Section 280G(b)(5)(B) and in a manner that satisfies the applicable requirements of Code Section 280G(b)(5)(B) and any regulations promulgated thereunder; provided that in no event shall this Section 5.13 be construed to require Seller or the Company to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company, and in no event shall Seller be deemed in breach of this Section 5.13 if any such Person refuses to waive any such rights or such stockholder approval is not obtained. Within a reasonable period of time before taking such actions, Seller shall cause the Company to deliver to Buyer for review and comment copies of any documents or agreements necessary to effect this Section 5.13, including, but not limited to, any calculations, stockholder consent form, disclosure statement, or waiver, and Seller shall cause the Company to consider in good faith all comments received from Buyer on such documents or agreements. Prior to the Closing, Seller shall cause the Company to deliver to Buyer evidence, that (i) a stockholder vote approving the Waived 280G Benefits was received, or (ii) such waiver or requisite stockholder approval has not been obtained with respect to the Waived 280G Benefits.

5.14 Consents. Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which the Company and/or its Subsidiaries is a party (including Material Contracts) and such consents have not been obtained and may not be obtained. Seller shall, prior to the Closing, cause the Company to request and reasonably cooperate to obtain any such consents that are requested by Buyer, which such requests shall be made as promptly as practicable after the date hereof and prior to the Closing; provided that such efforts shall not include any requirement of the Company or any of its Affiliates to expend money (other than immaterial amounts), commence any litigation or arbitration proceeding, waive or surrender any right, modify any agreement (including any Material Contract) or offer or grant any other accommodation or concession (financial or otherwise) to any third party or otherwise suffer any detriment.

5.15 RWI Policies; Tail Policy.

(a) Attached as Exhibit C is the Conditional Binder for the primary Representation and Warranty Insurance Policy, together with a summary of the primary and excess Representation and Warranty Insurance Policy terms (the primary and excess policies, the “RWI Policies”). With respect to the RWI Policies: (a) all premiums, underwriting fees, brokers’ commissions and other costs and expenses related to such RWI Policies shall be borne equally by Buyer or such Affiliate, on the one hand, and (by inclusion in the calculation of Company Expenses) Seller, on the other hand, (b) none of Buyer or any of its Affiliates shall amend or modify the waiver of subrogation against Seller provisions in Section VIII. B. of the Euclid Transactional, LLC primary Buyer-Side Representations and Warranties Insurance Policy (Policy No: ET111-003-184) without the written consent of Seller, and (c) Seller shall, and shall cause the Company Entities to, reasonably cooperate with Buyer’s efforts and provide assistance as reasonably requested by Buyer to fully bind and obtain the RWI Policies.

(b) At the request of Buyer as promptly as practicable after the date hereof, prior to Closing, to the extent obtainable, Seller shall use reasonable best efforts to obtain, or cause to be obtained, a fully-paid “tail” policy for any of its or its Affiliates current and existing “claims-made” insurance policies providing coverage with respect to the Company Entities (other than the D&O Tail Policies, which are the subject of Section 5.09) on terms with respect to coverage, deductibles and amounts not materially less favorable in the aggregate than the relevant existing policy maintained by Seller or the relevant Company Entity as of the Closing Date and providing for coverage for three (3) years from the Closing Date (the “Other Tail Policies”). All premiums, underwriting fees, brokers’ commissions and other costs and expenses of the Other Tail Policies shall be borne equally by Buyer, on the one hand, and (by inclusion in the calculation of Company Expenses) Seller, on the other hand; provided that, in no event shall Seller’s expenses in respect of the Other Tail Policies exceed $900,000 such that, to the extent that such costs and expenses exceed $1,800,000 in the aggregate, Buyer shall be solely responsible for such excess. Prior to the Closing, with respect to any insurance policy in which Seller is a named insured, Seller shall, to the extent permitted by such policies, use reasonable best efforts to ensure that the Company Entities are express additional named insureds and shall cooperate with Buyer and the Company Entities (including by entering into arrangements reasonably requested by Buyer) such that the Company Entities receive the benefits of any such policy after the Closing.

(c) As soon as reasonably practicable after the date of this Agreement, Seller shall deliver to Buyer six (6) copies of the “Project Lonestar” virtual data room hosted by Intralinks, conforming to the requirements, if any, in the RWI Policies (it being understood that any “clean team” protocols shall remain in effect until Closing or as otherwise agreed by the parties).

5.16 Tax Matters.

(a) All transfer, property, documentary, sales, use, stamp, value added, controlling interest transfer, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with the consummation of the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. The party responsible under applicable Law shall prepare and timely file any Tax Return or other filings required to filed with respect to Transfer Taxes, and, if required by applicable Law, Buyer and Seller will join in the execution of any such Tax Returns and other documentation. If either party is required by applicable Law to join in the execution and/or filing of any such Tax Return or other filing with the other party, then such party shall have the right to review and comment on any such Tax Return or filing prior to filing.

(b) No party to this Agreement shall make an election under Section 336 or Section 338 of the Code with respect to the transactions contemplated by this Agreement.

(c) As of the date hereof, Buyer represents and warrants that it does not plan or intend to take any action with respect to any Company Entity subsequent to the Closing that would cause the transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notice 2001 16, 2001 1 C.B. 730, and Internal Revenue Service Notice 2008 20 I.R.B. 2008 6 (January 17, 2008), and Internal Revenue Service Notice 2008 111 I.R.B. 1299 (December 1, 2008).

5.17 Senior Notes. Seller shall cause the Company Entities, in accordance with the Senior Notes and the Indenture and without breach of this Agreement, prior to the Closing, to (i) issue or cause to be issued one or more notices of optional redemption or similar notices (each of which shall provide that the redemption of the Senior Notes shall be contingent upon the Closing) in respect of the then outstanding Senior Notes pursuant to the requisite provisions of the Indenture and (ii) take such other actions as it determines to be necessary or advisable (or that the Buyer reasonably requests) to facilitate redemption of such Senior Notes at the Closing; provided that, in no event shall this Section 5.17 require the Company or any of its Subsidiaries to cause any redemption or termination of the Senior Notes or the Indenture prior to the occurrence of the Closing (or, if the redemption cannot be effected on the Closing Date in compliance with the Indenture, then the earliest date possible after the Closing Date in compliance with the Indenture). At the Closing, Buyer shall deposit (or shall cause to be deposited) with the trustee under the Indenture sufficient funds to effect such redemption (which amount, for the avoidance of doubt, shall constitute Indebtedness). Any notices delivered pursuant to this Section 5.17 and other related documents prepared by or on behalf of the Company in connection therewith shall be subject to the prior review of, and opportunity for comment by, Buyer and its counsel, and the Company shall consider in good faith any comments provided by Buyer or its counsel.

5.18 Retention Award Pool. No later than twelve (12) months following the Closing Date, Buyer shall, or shall cause its Subsidiaries to, grant incentive equity or cash awards to certain Continuing Employees with an aggregate grant date fair value amount equal to no less than the Retention Award Pool Amount.

5.19 Seller Notification. Prior to the Closing, upon determining that (a) any event, condition, fact or circumstance would make timely satisfaction of a condition in Article 2 impossible or unlikely, or (b) any Material Adverse Effect, Seller shall promptly notify in writing the Buyer of such determination. Prior to the Closing, upon determining that any event, condition, fact or circumstance would make timely satisfaction of a condition in Article 2 impossible or unlikely, Buyer shall promptly notify in writing Seller of such determination. Notwithstanding anything to the contrary in this Agreement, in the event that following the date hereof and prior to Seller’s delivery of the Estimated Closing Statement, Seller becomes aware of any inaccuracy in a representation or warranty set forth in Section 3.02(c), in each case solely with respect to the information in respect of the Phantom Units, Seller shall be entitled to update Schedule 3.02(c) by delivering written notice of such update to Buyer, so long as (a) such written notice is delivered to Buyer prior to Seller’s delivery of the Estimated Closing Statement and (b) such update does not increase in any respect Buyer’s aggregate obligations (financial or otherwise) under this Agreement or with respect to the transactions contemplated hereby.

5.20 Updated Financial Statements. From the date hereof through the Closing Date, Seller shall furnish to Buyer all final consolidated financial statements of the Company Entities that are furnished to Seller within five (5) days of any such financial statements’ delivery to the Seller.

5.21 Notice to the Defense Counterintelligence and Security Agency. Within ten (10) Business Days of the date of this Agreement, subject to Buyer’s compliance with this Section 5.21, Seller shall cause the Company Entities to submit all notices as required under the National Industrial Security Program Operating Manual, codified at 32 C.F.R. part 117, informing DCSA of the upcoming change in ownership of the Company Entities. Buyer will provide to the Company Entities the information required for completion of the SF328 concerning the anticipated post-Closing structures and any other information required by the Defense Counterintelligence and Security Agency (“DCSA”) with respect to such submittal. Seller will keep Buyer informed on a prompt basis of any and all communications with DCSA relating to the prospective change in ownership and all submissions relating thereto, and provide copies of any such written communications with DCSA.

5.22 Financing.

(a) Buyer shall, and shall cause its Subsidiaries and its and their respective Representatives to, use its and their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and subject only to the conditions (including the “market flex” terms contained in the Debt Commitment Letter as in effect on the date hereof) expressly set forth in the Debt Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof until (1) the transactions contemplated by this Agreement are consummated, (2) this Agreement is terminated in accordance with its terms or (3) cash proceeds of the Debt Financing contemplated thereby have been received by Buyer and are readily available to consummate the Closing (subject only to the satisfaction of conditions that are no more onerous than the conditions to funding under the Debt Commitment Letter or not subject to any conditions), (ii) satisfy or obtain a waiver on a timely basis of all conditions applicable to Buyer and its Affiliates set forth in the Debt Commitment Letter that are within its or its Affiliates’ control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the “market flex” terms) set forth in the Debt Commitment Letter, (iv) consummate the Debt Financing on or prior to the date Closing is required to occur as determined pursuant to Section 1.03 and (v) enforce its rights under the Debt Commitment Letter. Without the prior written consent of Seller (such consent not to be unreasonably withheld, delayed or conditioned), Buyer shall not permit any amendment, supplement or modification to be made to, or any waiver of any provision or remedy under, or any replacement of the Debt Commitment Letter if such amendment, supplement, replacement, modification or waiver would: (x) reduce (or have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount in respect of the Debt Financing) such that the aggregate Debt Financing, cash on hand of the Buyer and its Subsidiaries, and other available sources that would be available on the Closing Date would not be sufficient to pay the Required Amount; (y) amend the conditions precedent to the Debt Financing or impose any new or additional conditions or contingencies to the Debt Commitment Letter, in each case, in a manner that would reasonably be expected to (1) materially impair, delay or prevent the Closing or (2) make materially less likely to occur the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) when the Closing is scheduled to occur pursuant to Section 1.03; or (z) adversely affect the ability of Buyer to enforce its rights in any material respect against the other parties to the Debt Commitment Letter or other agreements relating to the Debt Financing as provided by this Section 5.22. Notwithstanding the foregoing, any amendment, supplement or modification to effectuate any “market flex” terms contained in the Debt Commitment Letter provided as of the date hereof or to add any additional agents or other financial institutions thereto as provided for therein (provided that, except as provided for in the Debt Commitment Letter with respect to Specified

Permitted Lenders (as defined in the Debt Commitment Letter), no such amendment, supplement or modification shall relieve the original Committed Lenders of their obligations under the Debt Commitment Letter prior to the funding of the Debt Financing) shall be permitted and shall not require written consent of Seller. Buyer shall promptly deliver to Seller copies of any amendment, modification, supplement or waiver to or under, or any replacement of, any Debt Commitment Letter.

(b) Buyer shall, upon Seller’s reasonable request, keep Seller informed on a reasonably current basis and in reasonable detail with respect to all material developments with respect to the status of its efforts to arrange, obtain and complete the Debt Financing (including providing Seller with copies of all executed definitive agreements related to the Debt Financing).

(c) Upon written request of Seller, Buyer shall keep Seller apprised promptly (and in any event within two (2) Business Days) of material developments relating to the Debt Financing. Buyer shall give Seller prompt written notice (and in any event within forty-eight (48) hours) of: (i) any termination of the Debt Commitment Letter or any repudiation of any material provisions of the Debt Commitment Letter; (ii) any actual or threatened material breach or default of any provisions of the Debt Commitment Letter, in each case, by any party thereto, of which Buyer becomes aware, (iii) the occurrence of any event or development that would reasonably be expected to adversely impact the ability of Buyer to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter and required to pay the Required Amount and (iv) any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive agreements related to the Debt Financing of which Buyer becomes aware related to the Debt Financing, in each case, with respect to the obligation to fund any of the Debt Financing or the amount of the Debt Financing to be funded at the Closing. As soon as reasonably practicable, but in any event within two (2) Business Days of the date that Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” terms contained in the Debt Commitment Letter as in effect on the date hereof) contemplated in the Debt Commitment Letter or from the Debt Financing Sources contemplated in the Debt Commitment Letter or any of the Debt Financing (or any definitive financing agreement relating thereto) shall expire or be withdrawn, terminated, repudiated or rescinded, in whole or in part, for any reason (but without limiting the obligations of Buyer in this Section 5.22(c)) (unless such portion of the Debt Financing is not reasonably required to consummate the transactions contemplated by this Agreement when required, including, for the avoidance of doubt, payment of the Required Amount), Buyer shall promptly notify Seller and shall use its reasonable best efforts to (x) arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement, including, for the avoidance of doubt, payment of the Required Amount, with terms and conditions not materially less favorable in the aggregate to Buyer than those set forth in the Debt Commitment Letter (or replace any unavailable portion of the Debt Financing) and (y) obtain a debt financing commitment letter (including any associated fee letter and/or engagement letter) with respect to such Alternative Financing, true, accurate and complete copies of which shall be promptly provided to Seller upon execution thereof (which fee letter and/or engagement letter may be redacted with respect to any interest rates, fee amounts, pricing caps and other similar economic terms (including flex terms) set forth therein (none of which would adversely affect the conditionality, enforceability, quantum, availability or termination of such Alternative Financing or reduce the aggregate principal amount thereof)). The Alternative Financing (A) shall be sufficient to pay, when added to the remaining Debt Financing (if any) and other available sources, the Required Amount and (B) shall not include conditions or contingencies that would reasonably be expected to (1) materially impair or delay or prevent the Closing or (2) make materially less likely to occur the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing. For purposes of this Agreement, references to the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as permitted or required to be amended, supplemented, modified or replaced by this Section 5.22, and references to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted or required to be amended, modified, supplemented or replaced by this Section 5.22.

(d) Buyer acknowledges and agrees that receipt of Debt Financing is not a condition to Closing.

Notwithstanding anything contained in this Section 5.22 or anything else in this Agreement, in no event shall the reasonable best efforts of Buyer be deemed or construed to require Buyer to, and Buyer shall not be required to, (x) incur or pay any fees to obtain a waiver or amendment of any term of the Debt Commitment Letter or fees (in the aggregate) in excess in any material respect of those contemplated by the Debt Commitment Letter (including any flex terms therein) as of the date hereof or (y) agree to conditionality or economic terms of the Debt Commitment Letter that are (taken as a whole) less favorable in any material respect than those contemplated by the Debt Commitment Letter (or related fee letter (including any flex provisions therein)) as of the date hereof.

5.23 Financing Cooperation.

(a) From and after the date of this Agreement and prior to the Closing, Seller shall use its reasonable best efforts to provide, and to cause the Company Entities to use their reasonable best efforts to provide, to Buyer, in each case at Buyer’s sole cost and expense (other than with respect to the production and delivery of historical financial statements, excluding the financial statements referred to in Section 5.23(c) to the extent not otherwise prepared by the Company Entities in the ordinary course of business), such cooperation as is customary and reasonably requested by Buyer in connection with the arrangement of the Debt Financing, including using reasonable best efforts to: (i) cooperate with the Debt Financing Sources’ due diligence, to the extent customary and not unreasonably interfering with the business and operations of the Company Entities; (ii) upon reasonable advance notice and during normal business hours of the Company Entities, cause the appropriate senior officers of the Company Entities to participate in a reasonable number of lender meetings, road shows, due diligence sessions and sessions with rating agencies in connection with the Debt Financing at locations and times to be mutually agreed; (iii) (a) provide such customary financial and other pertinent information regarding the Company Entities as may be reasonably requested by Buyer for all or any portion of the Debt Financing and reasonably assist with the marketing efforts of Buyer for all or any portion of the Debt Financing, including reasonable assistance with the preparation of appropriate and customary materials for rating agency presentations, prospectuses, bank information memoranda, offering memoranda, private placement memoranda and similar documents customarily required in connection with obtaining financing of the type contemplated by the Debt Commitment Letter (including any registered offering of non-convertible debt securities); provided that (1) Seller’s and the Company Entities’ obligation to provide information for such materials shall be limited to information about the Company Entities and (2) other than with respect to the Required Financial Information, Seller and the Company Entities shall have no obligation to provide any financial or other information that is not reasonably available to Seller and the Company Entities, (b) provide such financial information regarding the Company Entities as is reasonably requested by Buyer and reasonably available to the Company and is reasonably necessary for Buyer’s preparation of a pro forma consolidated balance sheet as of the last day of Buyer’s most recently completed fiscal quarter and related pro forma consolidated statements of comprehensive income for the most recently completed fiscal year of Buyer and, if applicable, any subsequent interim fiscal period of Buyer, each prepared in accordance with Article II of Regulation S-X under the Securities Act, and (c) provide customary authorization letters to the Debt Financing Sources as contemplated by the Debt Commitment Letter authorizing the distribution of information relating to the Company Entities to prospective lenders (provided that such customary authorization letters (or the prospectuses, bank information memoranda, offering memoranda or private placement memoranda in which such letters are included) shall include language that exculpates Seller, the Company Entities and their respective Representatives and Affiliates from any liability in connection with the use or misuse by the recipients thereof of the information set forth in any such prospectuses, bank information memoranda, offering memoranda or private placement memoranda or similar memoranda or report distributed in connection therewith); (iv) furnish to the Debt Financing Sources at least three (3) Business Days prior to the Closing Date (to the extent the Company receives a written request from Buyer at least ten (10) Business Days prior to the Closing Date) all documentation and other information required by regulatory authorities under applicable “know your customer,” beneficial ownership and anti-money laundering rules and regulations, including the PATRIOT Act, to the extent required by the Debt Commitment Letter; (v) request that the Company Entities’ independent auditors provide consent for use of their audit reports relating to the financial statements of the Company Entities in any materials relating to the Debt Financing as necessary and customary for financings similar to the Debt Financing and use reasonable best efforts to provide any customary information requested by such accounting firm to enable it to comply with such request; (vi) take such corporate actions as shall be reasonably requested by Buyer (which actions shall not be effective prior to the Closing) by persons that shall remain officers or directors of the Company Entities after the Closing to authorize and permit the consummation of the Debt Financing (including (subject to and contingent upon the Closing) the Company Entities executing agreements to pledge, grant security interests in, and otherwise grant liens on, the assets of the Company Entities); (vii) execute and deliver a customary certificate of the chief financial officer (or other comparable officer) of the Company Entities in customary form with respect to financial information constituting Required Financial Information that is included in the offering materials used in connection with the offer and sale of notes, bonds or other securities as reasonably requested by the Debt Financing Sources; and (viii) request and facilitate the independent auditors of the Company Entities to (A) provide comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company Entities as reasonably requested by Buyer as necessary and customary for financings similar to the Debt Financing (including any registered offering of non-convertible debt securities) (including by providing any financial data of the Company Entities reasonably necessary for the independent auditors of the Company Entities to provide the comfort letters described above) and (B) participate in accounting due diligence sessions. Notwithstanding anything to the contrary set forth herein, in no event shall Seller or the Company Entities be required to: (1) pay any commitment or other fee or bear or reimburse any expense (other than with respect to the production and delivery of historical financial statements, excluding the financial statements referred to in Section 5.23(c) to the extent not otherwise prepared by the Company Entities in the ordinary course of business) in connection with the Debt Financing (except, solely in the case of the Company Entities, unless and until the Closing occurs), or incur any other actual or potential liability in connection with the Debt Financing; (2) take any actions to the extent such actions would unreasonably interfere with their respective ongoing business or operations in any material respect; (3) take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any of their respective Organizational Documents, any applicable Laws or any Material Contract; (4) take any action that would reasonably be expected to result in any condition to Closing set forth in Article 2 to not be satisfied or otherwise cause any breach of this Agreement; (5) provide access to or disclose information that Seller or any Company Entity reasonably determines would violate any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Seller or any of its Affiliates (including the Company Entities) or waive or eliminate any privilege (provided that in the case of any confidentiality obligation, Seller shall, to the extent permitted by such confidentiality obligations, notify Buyer if any such information that Buyer or any Debt Financing Source has specifically identified and requested is being withheld as a result of any such obligation of confidentiality); provided, that, to the extent Seller becomes aware that the Required Financial Information, when taken as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, Seller will use reasonable best efforts to update or supplement such information such that, after giving effect to such updates and supplements, such information, when taken as a whole along with any other written information or data provided by or on behalf of the Company, does not contain as of the time provided any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; (6) become an issuer or other obligor with respect to the Debt Financing, except, solely in the case of the Company Entities, unless and until the Closing occurs; (7) take any action that would reasonably be expected to result in any director, officer or employee of Seller or the Company Entities to incur or have any personal liability under the Debt Commitment Letter or any other agreements related to the Debt Financing or having to give any indemnity in connection with the Debt Financing (except, solely in the case of the Company Entities, unless and until the Closing occurs); (8) deliver or cause the delivery of any legal opinions in connection with the Debt Financing; (9) execute or deliver, or take any corporate or other action to adopt or approve, any document, agreement, certificate or instrument with respect to or in connection with the Debt Financing that would be effective prior to the Closing (except any authorization letters delivered by the Company or any Company Entity in connection with the Debt Financing and contemplated by clause (iii)(b) above); or (10) provide (and Buyer shall be responsible for) (I) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial statements (provided, for the avoidance of doubt, that the Company shall provide such other historical financial information regarding the Company Entities as is reasonably available to the Company and reasonably requested by Buyer as is reasonably necessary for Buyer’s preparation of a pro forma consolidated balance sheet as of the last day of Buyer’s most recently completed fiscal quarter and related pro forma consolidated statements of comprehensive income for the most recently completed fiscal year of Buyer and, if applicable, any subsequent interim fiscal period of Buyer), (II) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (III) projections, risk factors or other forward-looking statements relating to any component of the Debt Financing or (IV) separate subsidiary financial statements or other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or Item 402 of Regulation S-K. Seller consents to the reasonable use of the logos of the Company Entities in connection with the Debt Financing if such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller, the Company Entities or the reputation or goodwill of any of the foregoing.

(b) Except as provided by Section 5.23(c) with respect to providing the financial information required to be delivered thereunder, whether or not the Closing occurs, Buyer shall (i) reimburse Seller on the earlier of the Closing Date or the termination of this Agreement in accordance with Article 6, for all reasonable and documented out-of-pocket costs and expenses incurred by Seller, the Company Entities or any of their Representatives in connection with such cooperation pursuant to this Section 5.23 or Section 5.17 or otherwise in connection with the Debt Financing (it being understood that the reimbursement set forth in this paragraph shall not apply to any fees, costs and expenses incurred by, or on behalf of, Seller, the Company Entities or their respective Affiliates in connection with their ordinary course financial reporting requirements) and (ii) indemnify, defend and hold harmless Seller, the Company Entities and any of their respective Representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and the matters contemplated by Section 5.17 and this Section 5.23 (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, Section 5.17 and this Section 5.23) and any information used in connection therewith, in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of Seller or any Company Entity or any of their respective Representatives.

(c) Without limiting the generality of the foregoing provisions of this Section 5.23, Seller shall prepare and provide to Buyer as promptly as reasonably practicable (i) (x) the audited financial statements of the Company Entities for the year ended December 31, 2020, including the audited consolidated balance sheet of the Company Entities as of December 31, 2020 and the related audited consolidated statements of comprehensive income, members’ equity and cash flows for the fiscal year then ended, and (y) the unaudited financial statements of the Company Entities for the nine months ended September 30, 2021, including the unaudited consolidated balance sheet of the Company Entities as of September 30, 2021 and the related unaudited consolidated statements of comprehensive income, members’ equity and cash flows for the nine months then ended and (ii) (x) if the Marketing Period has not been completed on or prior to February 14, 2022, the audited financial statements of the Company Entities for the year ended December 31, 2021, including the audited consolidated balance sheet of the Company Entities as of December 31, 2021 and the related audited consolidated statements of comprehensive income, members’ equity and cash flows for the fiscal year then ended, and (y) if the Marketing Period has not been completed on or prior to (A) May 16, 2022, the unaudited financial statements of the Company Entities for the three months ended March 31, 2022, including the unaudited consolidated balance sheet of the Company Entities as of March 31, 2022 and the related unaudited consolidated statements of comprehensive income, members’ equity and cash flows for the three months then ended, or (B) August 12, 2022, the unaudited financial statements of the Company Entities for the six months ended June 30, 2022, including the unaudited consolidated balance sheet of the Company Entities as of June 30, 2022 and the related unaudited consolidated statements of comprehensive income, members’ equity and cash flows for the six months then ended, in each case, prepared in accordance, in all material respects, with GAAP (clauses (i) and (ii), collectively, the “Required Financial Information”). For the avoidance of doubt, the unaudited financial statements referred to in clause (i)(y) and (ii)(y) of this section will be reviewed by the independent accountants of the Company Entities as provided in the procedures specified by AICPA AU-C Section 930.

(d) Notwithstanding anything herein to the contrary, it is understood and agreed by the parties that a breach of this Section 5.23 shall only be deemed to cause the condition set forth in Section 2.02(b) to fail to be satisfied if (x) the Debt Financing contemplated by the Debt Commitment Letter has not been obtained as a result of Seller’s willful and material breach of its obligations under this Section 5.23, (y) Buyer provided written notice of such willful and material breach to Seller (which such notice specified in reasonable detail the actions or omissions causing such breach) and (z) such Person failed to cure such breach within three (3) Business Days of receipt of such written notice.

5.24 D&O Resignation. If requested by Buyer, Seller shall cause the Company Entities to request and reasonably cooperate to obtain a signed resignation by each of the directors and officers of the Company Entities that are affiliated with CD&R effective as of the Closing, in each case in form and in substance reasonably satisfactory to Buyer.

5.25 Employee Census. Within seven (7) days after the date of this Agreement, Seller shall make available to Buyer a true, correct and complete list of each employee of any Company Entities as of a recent date, which indicates for each such employee the following information: (i) name or unique identifier; (ii) hourly wage or annual salary (as applicable); (iii) other cash compensation (including bonuses and commissions); (iv) employing entity; (v) date of hire; (vi) work location (including city and state and indicating whether the work location is “remote”); (vii) position or job title; (viii) full-time, part-time or temporary status (FTE level); (ix) manager’s name; (x) manager’s unique identifier; (xi) classification as exempt or non-exempt under the Fair Labor Standards Act; (xii) accrued, unused vacation time and/or paid time off; (xiii) leave status (active or leave of absence, anticipated return to work date, if known); and (xiv) home address.

5.26 Future Use of Name; Change of Name. Promptly (and in any event within fifteen (15) Business Days) following the Closing, Seller shall file with the applicable Governmental Entities to change the legal name of Seller to a name not including “Sirius”.

5.27 Certain Matters. Prior to the Closing, Seller shall, and shall cause the Company Entities to, use reasonable best efforts to cause the Company Entities to take the actions as set forth on Schedule 5.27(a) (which such costs shall be borne by Seller) and Schedule 5.27(b). Seller agrees to cause the Company Entities to reasonably cooperate with Buyer in connection with that certain letter agreement, dated as of the date hereof, with respect to the WFCF Inventory Financing Agreement, it being understood and agreed by Buyer that any actions of the Company Entities set forth therein shall be subject to and effective only upon the Closing.

ARTICLE 6

TERMINATION

6.01 Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Seller;

(b) by Buyer, by written notice to Seller, if there has been a violation or breach by Seller of any covenant, representation or warranty contained in this Agreement which, if not cured, would (if the Closing were to then otherwise occur) prevent the satisfaction of any condition to the obligations of Buyer at the Closing set forth in Section 2.01 or Section 2.02 (and such violation or breach has not been waived by Buyer in writing) and such violation or breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) days after written notice thereof to Seller from Buyer and (ii) the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 6.01(b) shall not be available to Buyer at any time that Buyer has violated, or is in breach of, any covenant, representation or warranty hereunder, if such breach would, if not cured, prevent satisfaction of any of Seller’s conditions to Closing hereunder (and has not been waived by Seller in writing);

(c) by Seller, by written notice to Buyer, if there has been a violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which, if not cured, would (if the Closing were to then otherwise occur) prevent the satisfaction of any condition to the obligations of Seller at the Closing set forth in Section 2.01 or Section 2.03 (and such violation or breach has not been waived by Seller in writing) and such violation or breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) days after written notice thereof from Seller and (ii) the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 6.01(c) shall not be available to Seller at any time that Seller has violated, or is in breach of, any covenant, representation or warranty hereunder if such breach would, if not cured, prevent satisfaction of any of Buyer’s conditions to Closing hereunder (and has not been waived by Buyer in writing);

(d) by Buyer or Seller, by written notice to the other, if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final Order or Law (other than as set forth on Schedule 2.01(b)), having the effect of permanently restraining, enjoining or otherwise prohibiting the purchase and sale of the Company Shares or the other transactions contemplated hereby;

(e) by Buyer or Seller, by written notice to the other, after the Termination Date, if the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement have not been consummated prior to such termination; provided, that (x) if any of the conditions set forth in Section 2.01 have not been satisfied or waived in writing by the party entitled to the benefit thereof by the Termination Date and all other conditions set forth in Section 2.02 and Section 2.03 have been, or are capable of being, satisfied or waived in writing by the party entitled to the benefit thereof as of such time, then either Buyer or Seller shall have the right, in its sole discretion, to extend the Termination Date for a period of up to ninety (90) days (which right may be exercised by Seller or Buyer on two occasions in the aggregate) (i.e., no more than a total of one hundred eighty (180) days), such right to be exercised by written notice to Buyer or Seller, as applicable on or prior to the Termination Date (and the Termination Date as so extended shall automatically from and thereafter be the “Termination Date” for all purposes hereunder), (y) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 6.01(e) if Buyer’s material breach of this Agreement has prevented the consummation of the transactions contemplated hereby on or prior to the Termination Date and (z) Seller shall not be entitled to terminate this Agreement pursuant to this Section 6.01(e) if Seller’s material breach of this Agreement has prevented the consummation of the transactions contemplated hereby on or prior to the Termination Date; or

(f) by Seller, by written notice to Buyer, if (i) all the conditions set forth in Section 2.01 and Section 2.02 have been satisfied or waived in writing by Buyer (other than conditions that by their terms or nature are to be satisfied at the Closing, but which would be satisfied on such date if it were the Closing Date) on the date that the Closing should have been consummated in accordance with Section 1.03, (ii) on or after the date which the Closing is required to occur pursuant to Section 1.03, Seller has irrevocably confirmed by written notice to Buyer that all the conditions set forth in Section 2.03 have been satisfied (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive and waives any such unsatisfied conditions and that Seller is ready, willing and able to consummate the Closing and (iii) the transactions contemplated hereunder are not consummated by the end of the third (3rd) Business Day following receipt of the written notice referenced in clause (ii) of this Section 6.01(f).

6.02 Effect of Termination. In the event of any termination of this Agreement by Buyer or Seller as provided in Section 6.01, this Agreement shall forthwith become void and of no further force or effect, and there shall be no further liability or obligation on the part of any party hereto to any other party hereto with respect to this Agreement; provided, that (a) this Section 6.02 and Section 5.05, Section 5.06, Section 5.23(b), Section 6.03 and Article 8 shall survive the termination of this Agreement and shall be enforceable by the parties hereto, and (b) except as expressly set forth herein, no such termination shall (i) relieve any party hereto from liability for Fraud or any willful and material breach of any covenant contained in this Agreement prior to termination, or (ii) impair the right of any party hereto to compel specific performance by the other party or parties, as the case may be, of such party’s surviving obligations following termination of this Agreement. For purposes hereof, a “willful and material breach” shall mean a material breach of any covenant set forth in this Agreement that is a consequence of an act undertaken or failure to act by the breaching party with the intention that the taking of such act or failure to take such act would cause a material breach of a covenant set forth in this Agreement.

6.03 Termination Fee.

(a) In the event this Agreement is terminated:

(i) (A)(1) by Buyer or Seller pursuant to Section 6.01(e) at a time when a condition set forth in Section 2.01(a) or Section 2.01(b) (to the extent such Order or Law arises under any Antitrust Law) has not been satisfied or (2) by Buyer or Seller pursuant to Section 6.01(d) in respect of an Order or Law to the extent such Order or Law resulting in the failure of such condition to be satisfied arises under any Antitrust Law and (B) at the time of such termination, all of the conditions to Closing set forth in Section 2.01 and Section 2.02 have been satisfied (other than (x) the condition set forth in Section 2.01(a) or the condition set forth in Section 2.01(b) to the extent such Order or Law resulting in the failure of such condition to be satisfied arises under any Antitrust Law and (y) conditions that by their nature are to be satisfied at the Closing but which conditions would, in the case of this clause (y), be satisfied if the Closing occurred on the date of termination), or

(ii) by Seller pursuant to Section 6.01(f),

then, Buyer shall pay, or cause to be paid, to Seller or its designee (no later than three (3) Business Days after the date of such termination) the Termination Fee by wire transfer of immediately available funds to one or more bank accounts designated by Seller. Notwithstanding anything to the contrary contained in this Agreement, (i) in no event shall Buyer be required to pay the Termination Fee on more than one occasion and (ii) in the event of a termination pursuant to the foregoing sentence, Seller acknowledges and agrees that, other than as set forth in Section 5.23(b), the Termination Fee and the Collection Costs shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Seller, the Company, its Affiliates or any of their respective current, former or future direct or indirect Affiliates, equityholders, partners, managers, members, controlling persons, officers, directors, employees, agents, representatives, successors or assignees (collectively, the “Seller Releasing Parties”) against Buyer, its Affiliates or any other Person (including any of Buyer’s financing sources (including the Debt Financing Sources), any of their respective Affiliates or any of their respective current, former or future direct or indirect Affiliates, equityholders, partners, managers, members, controlling persons, officers, directors, employees, agents, representatives, successors or assignees) in connection with this Agreement (including the Debt Financing) or the transactions contemplated hereby (including with respect to any breach (whether a willful and material breach, intentional breach or otherwise) of any representation, warranty, covenant or agreement or otherwise made in connection with this Agreement (including the Debt Financing) or any oral representation made or alleged to be made in connection herewith or therewith).

(b) The parties hereto acknowledge that the agreements contained in this Section 6.03 are an integral part of the transactions contemplated hereunder, and that without these agreements, the parties hereunder would not have entered into this Agreement. Accordingly, if Buyer fails to reasonably promptly pay the amount due pursuant to this Section 6.03, and, in order to obtain such payment, Seller commences an Action that results in a judgment in its favor for such payment, Buyer shall pay to Seller its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing (such costs, expenses and interest, collectively, the “Collection Costs”).

(c) Solely for the purposes of establishing the basis for the amount thereof, it is agreed that the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Seller in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereunder, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything herein to the contrary, if this Agreement is terminated in circumstances as described in Section 6.03(a) giving rise to Buyer’s obligation to pay the Termination Fee to Seller, (i) except for amounts payable under Section 5.23(b), in no event will any of the Seller Releasing Parties be entitled to recover damages in excess of, and the maximum aggregate liability of Buyer for damages in connection with this Agreement (including the Debt Financing) or the transactions contemplated hereby, shall be limited to the sum of the Termination Fee and the Collection Costs (the “Buyer Liability Limitation”), and no Seller Releasing Party shall in connection with this Agreement or the transactions contemplated hereby be entitled to seek or obtain, nor shall it permit any of its representatives or any other Person on its or their behalf to seek or obtain, any recovery or award or any damages of any kind in excess of the Buyer Liability Limitation against Buyer or any other Person (including any Debt Financing Source, any of their respective Affiliates or any of their respective current, former or future direct or indirect Affiliates, equityholders, partners, managers, members, controlling persons, officers, directors, employees, agents, representatives, successors or assignees), and (ii) each of the Seller Releasing Parties hereby waives any right to seek and releases (and the Company and Seller will cause each of the Seller Releasing Parties to waive and release) Buyer and such other Persons for liability for damages in excess of the Buyer Liability Limitation except that Buyer shall remain obligated pursuant to the Confidentiality Agreement in accordance with its terms and for any obligations pursuant to Section 5.23(b). For the avoidance of doubt, Seller may pursue both a grant of specific performance and the payment of the Termination Fee, but under no circumstances will Seller be permitted or entitled to receive both a grant of specific performance to cause the Closing to be consummated and the Termination Fee.

ARTICLE 7

DEFINITIONS

7.01 Definitions. For the purposes of this Agreement, capitalized terms used herein and not otherwise defined herein have the meanings given to such terms as set forth below:

“Action” means any action (including by any private right of action of any Person or by any Governmental Entity), suit, litigation, claim, grievance, charge, hearing, audit, investigation, inquiry, qui tam, subpoena, search warrant, civil investigative demand, citation, hearing, mediation or other proceeding (including any administrative, criminal, civil, arbitration, investigative or mediation proceeding).

“Adjustment Amount” has the meaning set forth in Section 1.05(e).

“Adjustment Escrow Account” has the meaning set forth in Section 1.04(b).

“Adjustment Escrow Deposit Amount” means $30,000,000.

“Adjustment Escrow Funds” means the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof and less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control or common investment management with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise.

“Agreed Accounting Principles” means the accounting principles, policies, treatments, categorizations, practices, methods, bases and estimates set forth on Exhibit D.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 5.22(c).

“Alternative Transaction” has the meaning set forth in Section 5.10.

“Ancillary Agreements” means the Escrow Agreement and each other agreement, certificate, instrument or other document contemplated by, or entered into in connection with, this Agreement.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, and the Federal Trade Commission Act, in each case as amended, or any other federal, state or foreign laws or judgments, orders or decrees of any Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Arbiter” has the meaning set forth in Section 1.05(d).

“Assigned Restrictive Covenants” has the meaning set forth in Section 5.08(c).

“Base Purchase Price” means $2,500,000,000.

“Business Day” means any day of the year not a Saturday or a Sunday on which national banking institutions in San Antonio, Texas are generally open to the public for conducting business.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Liability Limitation” has the meaning in Section 6.03(c).

“Canada Restricted Cash” means 5% of any cash or cash equivalents held in Canada.

“Cares Act” has the meaning in Section 3.24.

“Cash-on-Hand” means an amount (which may be a positive or negative number) equal to all cash and cash equivalents and marketable securities held by the Company Entities, including checks and drafts received by the Company Entities and deposits in transit, in each case, calculated in accordance with the Agreed Accounting Principles; provided that Cash-on-Hand shall (i) be reduced (without duplication) by issued, but uncleared, checks and drafts and (ii) not include any Canada Restricted Cash, India

Restricted Cash or any cash held as security or deposit (including, for the avoidance of doubt, all cash deposits in respect of the Leased Real Property), cash used to secure bonding requirements, cash in reserve accounts, cash escrow accounts, custodial cash and cash subject to a lockbox, dominion, control or similar agreement; provided, further that, if the amount of Cash-on-Hand of the Company Entities exceeds the Maximum Cash Amount (including as provided in Section 5.02), then Cash-on-Hand of the Company Entities shall be deemed to equal the Maximum Cash Amount for purposes of determining the Estimated Closing Cash-on-Hand under this Agreement (it being acknowledged and agreed that any Cash-on-Hand in excess of the Maximum Cash Amount shall be reflected in the Closing Statement and the final determination of Closing Cash-on-Hand and the Purchase Price); provided that such amount of Closing Cash-on-Hand shall be reduced by the Retained Cash Amount (as defined in the Support Agreement).

“CD&R” means Clayton, Dubilier & Rice, LLC.

“Closing” has the meaning set forth in Section 1.03.

“Closing Balance Sheet” has the meaning set forth in Section 1.05(b).

“Closing Cash-on-Hand” means Cash-on-Hand of the Company Entities as of immediately prior to the Closing.

“Closing Date” has the meaning set forth in Section 1.03.

“Closing Indebtedness” means the result equal to (i) the aggregate Indebtedness of the Company Entities as of immediately prior to the Closing, plus (ii) the Pre-Closing Tax Amount (which may be a positive or negative number).

“Closing Net Working Capital” means Net Working Capital as of immediately prior to the Closing.

“Closing Statement” has the meaning set forth in Section 1.05(b).

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

“Collection Costs” has the meaning set forth in Section 6.03(b).

“Committed Lenders” has the meaning set forth in Section 4.08.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 5.08(b).

“Company Data” means all confidential data, information, and data compilations contained in the IT Systems or any databases of any of the Company Entities, including Personal Data, that are used by, or necessary to the business of, any of the Company Entities.

“Company Entity” means each of the Company and its Subsidiaries.

“Company Entity IP” has the meaning set forth in Section 3.13(a).

“Company Entity Owned IP Rights” means (i) all Intellectual Property set forth or required to be set forth on Schedule 3.13(b), and (ii) all other Intellectual Property owned or purported to be owned by any of the Company Entities.

“Company Expenses” means, without duplication, all out-of-pocket fees, costs and expenses incurred by any of the Company Entities or, to the extent payable by a Company Entity, by any other Person in connection with the transactions contemplated by the Agreement, “Project Lonestar”, any acquisition pursued or consummated by any Company Entity prior to the date hereof, or any process initiated to sell equity securities or initial public offering of any of the Company Entities (or any successor of them), in each case to the extent not paid prior to the Closing (whether accrued for or not), including (i) all fees and expenses of legal counsel (including Kirkland & Ellis LLP), financial advisors, accountants, investment bankers and other advisors including brokerage, commissions and finders’ fees, (ii) all change in control, retention, severance or other compensatory transaction bonuses or payments to any Person to the extent accelerated, triggered by or payable, in whole or in part, as a result of the transactions contemplated hereby or any acquisition pursued or consummated by any Company Entity prior to the date hereof (including any such bonus or payment that is payable based on an employee’s continued service or achievement of performance goals following any such prior acquisition, but excluding payments accelerated, triggered or payable by reason of actions taken by Buyer or a Company Entity following the Closing (for example, terminations of employment or changes in job responsibility following the Closing)), (iii) any amounts payable to the holders of phantom units (the “Phantom Units”) under the Sirius Computer Solutions, Inc. Phantom Equity Plan (the “Phantom Plan”), (iv) the Funded Retention Pool Amount, (v) 50% of all fees, costs and expenses of the Escrow Agent in connection with the Escrow Agreement, (vi) Incremental Employer Payroll Taxes payable in connection with any of the foregoing payments or any other payments contemplated by the Agreement, including any payments with respect to the Phantom Units (including any payment under Article 1), (vii) 50% of the premiums, underwriting fees, brokers’ commissions and other costs and expenses related to the RWI Policies and the Other Tail Policies; provided that, in no event shall Seller’s expenses in respect of the Other Tail Policies exceed $900,000, (viii) all fees, costs and expenses for the D&O Tail Policies. In no event shall Company Expenses include any costs or expenses related to any financing of Buyer or any post-Closing integration of the Buyer and its Subsidiaries, on the one hand, and the Company Entities, on the other hand.

“Company IP Contracts” has the meaning set forth in Section 3.13(e).

“Company Privacy Policies” means any (a) internal or external present (or, to the extent published in the last four (4) years, past) written data protection, data usage, privacy and security policies of any of the Company Entities, and (b) Contracts (including Contracts entered into in connection with any certification) to which any Company Entity is a party or otherwise bound (including any representations, obligations, promises, or commitments made or contained therein) to the extent relating to privacy, security, or the Processing of Personal Data.

“Company Shares” has the meaning set forth in the Recitals.

“Company Transaction” means any (i) reorganization, liquidation, dissolution or recapitalization involving, directly or indirectly, the Company Entities, (ii) merger or consolidation involving, directly or indirectly, the Company Entities, (iii) sale of all or any material assets of any of the Company Entities (other than sales of inventory in the ordinary course of business and sales of assets that are obsolete or no longer useful to the business of the applicable Company Entity) or all or any Equity Securities (including any rights to acquire, or securities convertible into or exchangeable for, any such Equity Securities) of the Company Entities or (iv) similar transaction or business combination involving the Company Entities or their respective businesses or assets, in each case, other than solely with a Company Entity.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium that relates to any of the Company Entities or any of their respective business relations or business activities. Confidential Information includes the following: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities and individual requirements of, and specific contractual arrangements with, a Company Entity’s customers, resellers, distributors, vendors, service providers, independent contractors, joint venture partners and other business relations and their confidential information; and (iii) other non-public or confidential Intellectual Property.

“Confidentiality Agreement” has the meaning set forth in Section 5.06.

“Continuing Employee” has the meaning set forth in Section 5.08.

“Contract” has the meaning set forth in Section 3.06(a).

“Contracting Parties” has the meaning set forth in Section 8.02.

“Costs” has the meaning set forth in Section 5.09(a).

“Covered Contract Violation” has the meaning set forth in Section 3.21(h).

“COVID-19” means the SARS-Cov2 or COVID-19 pandemic, including any future resurgence or evolutions or mutations thereof and/or any related or associated disease outbreaks, epidemics and/or pandemics.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or any other Law, Order, directive, guidelines or recommendations promulgated by any industry group or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Credit Facility” means that certain Credit Agreement, dated as of July 1, 2019 (as amended by the First Amendment, dated as of January 31, 2020, and as further amended, supplemented, waived or otherwise modified from time to time), among SCS Holdings I Inc., Sirius Computer Solutions, Inc., the other subsidiary borrowers from time to time party thereto, the several banks and other financial institutions from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

“Current Assets” means current assets of the Company Entities, excluding cash, cash equivalents and marketable securities (including Cash-on-Hand), deferred Tax assets, prepaid Company Expenses and any income Tax assets.

“Current Liabilities” means current liabilities of the Company Entities, including liabilities outstanding under the IBM Credit Inventory Financing Agreement, liabilities outstanding under the WFCF Inventory Financing Agreement, discounted lease rentals, pooled and other loans and deferred revenue (whether current or long-term with respect to deferred revenue)), but excluding any amounts included in Company Expenses, deferred Tax liabilities and any income Tax liabilities.

“D&O Tail Policies” has the meaning set forth in Section 5.09(c).

“Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of or at the direction of any of the Company Entities.

“DCSA” has the meaning set forth in Section 5.21.

“Debt Commitment Letter” has the meaning set forth in Section 4.08(a).

“Debt Financing” has the meaning set forth in Section 4.08(a).

“Debt Financing Sources” means the financial institutions that have committed to provide or arrange or otherwise entered into agreements to provide or arrange the Debt Financing or other debt financings in connection with the transactions contemplated by this Agreement, including the parties to the Debt Commitment Letter and any joinder agreements, credit agreements and the other definitive documents relating thereto, together with their respective Affiliates and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successor and assigns.

“Designated Contacts” has the meaning set forth in Section 5.01.

“Determination Date” has the meaning set forth in Section 1.05(f).

“Election Notice” has the meaning set forth in Section 5.08(b).

“Electronic Delivery” has the meaning set forth in Section 8.21.

“Employee Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other employee benefit or compensation plan, program, policy, agreement, arrangement or contract (including any incentive, bonus, deferred compensation, incentive equity or equity-based, retention, change in control, severance, employment, health, paid time off or other welfare plan, program, policy, agreement, arrangement or contract) for the benefit of any officer, employee or director of any of the Company Entities that is sponsored, maintained or contributed to, or required to be contributed to, by any of the Company Entities or with respect to which any of the Company Entities have any current or contingent liability, but shall exclude any such plans, programs or arrangements sponsored or administered by a Governmental Entity.

“Environmental Laws” means all Laws concerning pollution or protection of the environment, natural resources or human health and safety (in respect of exposure to Hazardous Substances), including such Laws relating to the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances in effect on or prior to the Closing Date. For the avoidance of doubt, Environmental Laws shall not cover COVID-19.

“Environmental Permits” has the meaning set forth in Section 3.12(a)(ii).

“Equity Securities” means with respect to any Person, all (i) units, capital stock, partnership interests or other equity interests (including classes, groups or series thereof having such relative rights, powers or obligations as may from time to time be established by the issuer thereof or the governing body of its Affiliate, as the case may be, including rights, powers or duties different from, senior to or more favorable than existing classes, groups and series of units, stock and other equity interests and including any so-called “profits interests”) or securities or agreements providing for profit participation features, equity appreciation rights, phantom equity or similar rights to participate in profits, (ii) warrants, options or other rights to purchase or otherwise acquire, or contracts or commitments that could require the issuance of, securities described in the foregoing clause of this definition and (iii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into securities described in the foregoing clauses of this definition.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business treated as a single employer with a Company Entity pursuant to Section 4001(b) of ERISA or Section 414(b) or (c) of the Code.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” has the meaning set forth in Section 1.04(b).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.05(a).

“Estimated Closing Cash-on-Hand” has the meaning set forth in Section 1.05(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.05(a).

“Estimated Closing Net Working Capital” has the meaning set forth in Section 1.05(a).

“Estimated Closing Statement” has the meaning set forth in Section 1.05(a).

“Estimated Purchase Price” has the meaning set forth in Section 1.05(a).

“Excess Amount” has the meaning set forth in Section 1.05(f).

“FAR” has the meaning set forth in Section 3.21(h).

“FDA” has the meaning set forth in Section 3.09(b).

“Financial Statements” has the meaning set forth in Section 3.04.

“Fraud” means, with respect to any party hereto, an actual and intentional fraud with respect to the preparation of the Estimated Closing Statement or the Closing Statement or in the making of any representation or warranty expressly set forth in this Agreement or any Ancillary Agreement. For the avoidance of doubt, the definition of “Fraud” in this Agreement is limited to actual and intentional fraud and does not include, and no claim may be made by any Person in relation to this Agreement or the transactions contemplated hereby (i) for constructive fraud or other claims based on constructive knowledge or (ii) for negligent misrepresentation, equitable fraud or any other fraud based claim or theory that is other than actual and intentional fraud.

“Funded Retention Pool Amount” means the amount payable in respect of the Retention Award Pool to be funded by Seller by inclusion in the calculation of Company Expenses, as set forth on Schedule 7.01(b), which amount will not exceed the cap set forth on Schedule 7.01(b).

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between any Company Entity and a Governmental Entity or entered into by any Company Entity as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” means (i) any federal, state, provincial, local, municipal, non-U.S. or other government; (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or self-regulatory organization and any court or other tribunal); (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, adjudicative, legislative, police, regulatory or taxing authority or power of any nature, including any (public or private) arbitrator or arbitral tribunal; or (iv) any agency, authority, board, bureau, arbitrator (public or private) commission, department, office or instrumentality of any nature whatsoever of any federal, state, provincial, local, municipal or non-U.S. government or other political subdivision or otherwise, or any officer or official thereof with requisite authority.

“Governmental Health Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including but not limited to Titles XVIII and XIX of the Social Security Act (Medicare andMedicaid), Title XXI of the Social Security Act (the Children’s Health Insurance Program), TRICARE and CHAMPVA, and any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code.

“Hazardous Substance” means any material, substance or waste regulated by or for which liability or standards of care are imposed pursuant to Environmental Laws due to its dangerous or deleterious properties or characteristics, including petroleum, petroleum distillate or petroleum-derived products, radon, radioactive materials or wastes, per- and polyfluoroalkyl substances, asbestos or asbestos-containing materials, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls. For the avoidance of doubt, Hazardous Substance shall not include COVID-19.

“Healthcare Laws” means (a) all Laws applicable to the business of the Company Entities relating to healthcare, including Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute); Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute); the Children’s Health Insurance Program (CHIP), Title XXI of the Social Security Act; TRICARE, 10 U.S.C. §1071 et seq. and the regulations promulgated thereunder; or other federal and state healthcare programs, and the regulations promulgated thereunder; the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Federal Civil False Claims Act, as amended, 31 U.S.C. §§ 3729-3733; the Federal Criminal False Claims Act, 18 U.S.C. § 287; the False Statements Relating to Health Care Matters law, 18 U.S.C. § 1035; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Federal Beneficiary Anti-Inducement Statute, 42 U.S.C. § 1320a-7a(a)(5); All Payor Fraud Statute, 18 U.S.C. § 1347; 38 U.S.C. § 7332 et seq.; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Exclusion Laws, 42 U.S.C. § 1320a-7; HIPAA; licensure laws, rules or regulations relating to the regulation, provision or administration of, or payment for, health care items, services or goods and the ownership or operation of medical equipment, supplies or accessories, including Laws relating to patient brokering; the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; the confidentiality of substance abuse provisions of the Public Health Service Act, 42 U.S.C. § 201 et seq., including 42 U.S.C. §§ 290dd-3, 290ee-3, 42 C.F.R. Part 2; and any other regulations promulgated under these Laws; and any similar state and local Laws that address the subject matter of the foregoing; any state Law concerning the splitting of healthcare professional fees; any and all applicable Laws relating to billing or claims for reimbursement submitted to any Payor; Laws relating to the hiring of employees or acquisition of services or supplies from Persons excluded from participation in Governmental Health Programs and advertising or marketing of healthcare services; and (b) any and all amendments or modifications made from time to time to the items referenced in subsection (a) above.

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191); (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164; and (d) applicable federal and state laws regulating the privacy and/or security of individually identifiable health information, in each case, as amended or modified.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” has the meaning set forth in Section 2.01(a).

“IBM Credit Inventory Financing Agreement” means that certain Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of November 30, 2010 (as amended by the Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of October 17, 2011, the Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of December 31, 2011, the Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of December 7, 2012, the Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of June 10, 2013, the Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of October 30, 2015, the Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of July 15, 2016, the Sixth Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of January 27, 2017, the Seventh Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of February 19, 2018, and the Eighth Amendment to Second Amended and Restated Inventory and Working Capital Financing Agreement, dated as of July 1, 2019, and as further amended, supplemented, waived or otherwise modified from time to time), by and among SCS Holdings I Inc., Sirius Computer Solutions, Inc., Sirius Federal, LLC and IBM Credit LLC.

“Improvements” has the meaning set forth in Section 3.17(a).

“Incremental Employer Payroll Taxes” means, with respect to any particular compensatory payment, an amount equal to (i) the employer portion of any Medicare or other similar Taxes required to be paid with respect to such payment plus (ii) the employer portion of any social security or other similar Taxes required to be paid with respect to such payment to the extent that the employer’s share of social security or other similar Taxes required to be paid with respect to the recipient of such payment in the year that includes the Closing Date exceeds the aggregate amount of social security or other similar Taxes that would otherwise have been due with respect to such recipient had the relevant payment not been made. For the avoidance of doubt, the amount described in clause (ii) shall be zero with respect to any Person whose total compensation that would be payable to them by the Company Entities during the year in which the Closing occurs (assuming such recipient remained employed by the applicable Company Entity for the entire year) is anticipated to be in excess of the social security wage base for the year in which the Closing occurs.

“Indebtedness” means as of any specified time, without duplication, the liabilities of any Company Entity for or with respect to (i) the outstanding principal amount of, and unpaid interest on, and other obligations indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money, (ii) indebtedness evidenced by any note, debenture or other debt security (including, for the avoidance of doubt, the Senior Notes), (iii) any performance bond, bid bond, security bond or letter of credit, but only to the extent drawn or called, (iv) leases required in accordance with GAAP to be recorded as, or that in accordance with the Financial Statements have been accounted for as, capital leases or finance leases for Company Entity property, plant and equipment, (v) any interest rate, currency or other hedging agreements or similar arrangements, (vi) the maximum amount of the deferred purchase price of property or services, assets, businesses and securities, including earn-outs, holdbacks and seller notes (assuming maximum amounts earned) in respect of which any Company Entity is liable, contingently or otherwise required to be recorded in accordance with GAAP (excluding, for the avoidance of doubt, amounts funded into third-party escrow accounts), (vii) any unpaid bonuses or incentive compensation (excluding, for the avoidance of doubt, commissions) for periods ended on prior to the Closing Date accrued in accordance with the Agreed Accounting Principles, (viii) amounts owed to Clayton, Dubilier & Rice, LLC or any Affiliate of Clayton, Dubilier & Rice, LLC, excluding any such amounts owed to a portfolio company of any investment fund affiliated with Clayton, Dubilier & Rice, LLC in the ordinary course of business pursuant to any Contract entered into prior to the date of this Agreement that is not required to be terminated as of the Closing in accordance with Section 2.02(d)(v), and other than, for the avoidance of doubt, another Company Entity, (ix) any other leased facility vacated or determined to be vacated by the Company Entities prior to the Closing Date, (x) the long-term portion of discounted lease rentals, pooled and other loans, net of offsetting assets (but in no event in an amount less than $0), (xi) severance and benefits payable to employees or other service providers of the Company Entities (or any predecessor thereof) whose employment or service relationship are terminated on or prior to the Closing Date or to employees or other service providers of the Company Entities expected in connection with planned headcount reductions, (xii) any payroll Taxes of the Companies Entities that have been deferred past their original due date pursuant to Section 2302 of the CARES Act and remain unpaid as of the Closing, (xiii) any deferred obligations with respect to 401(k) contributions of employees of the Company Entities accrued in accordance with GAAP (excluding amounts attributable the portion of the 2021 fiscal year that occurs after the Closing Date), (xiv) any liabilities in respect of the customer dispute on Schedule 7.01(c)(i) to the extent not paid prior to the Closing which such amount shall be the lower of (A) the amount specified on Schedule 7.01(c)(ii) and (B) the amount that has been agreed to in writing by such customer, (xv) Incremental Employer Payroll Taxes payable in connection with any of the obligations described in clauses (vii) or (xi), (xvi) any prepayment penalties, premiums, breakage costs and other fees, expenses and liabilities payable with respect to any of the foregoing that is repaid at or following the Closing in accordance with Section 1.04(c) or Section 5.17, and (xvii) guaranties of any Company Entity or unpaid interest with respect to any obligations or liabilities of the type described in clauses (i) through (xvi). Notwithstanding the foregoing, “Indebtedness” shall not include (A) any amounts included as Company Expenses, (B) any amounts included as Current Liabilities (including customer deposits and deferred revenue), (C) any intercompany indebtedness solely between or among Company Entities, (D) undrawn performance bonds, bid bonds, security bonds or letters of credit, (E) liabilities in respect of the IBM Credit Inventory Financing Agreement, (F) liabilities in respect of the WFCF Inventory Financing Agreement or (G) any Taxes other than payroll Taxes described in clauses (xii) and (xv).

“Indemnified Persons” has the meaning set forth in Section 5.09(a).

“Indenture” means that certain Indenture, dated as of July 1, 2019 (as amended by the First Supplemental Indenture, dated as of July 1, 2019, and the Second Supplemental Indenture, dated as of July 1, 2019, and as further amended, supplemented, waived or otherwise modified from time to time), among SCS Holdings I Inc., Sirius Computer Solutions, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee.

“India Restricted Cash” means 15% of any cash or cash equivalents held in India.

“Information Security Program” means a written information security program that complies in all material respects with Privacy Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of the Personal Data and that includes: (i) written policies and procedures regarding Personal Data, and the Processing thereof; (ii) administrative, technical and physical safeguards designed to protect the security, confidentiality, availability, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by any of the Company Entities or their Data Processors; (iii) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; and (iv) measures designed to protect against Security Incidents, Malicious Code, and against loss, misuse, unauthorized access to, and disruption of, the Processing of Company Data and IT Systems owned or controlled by a Company Entity.

“Insurance Policies” has the meaning set forth in Section 3.14.

“Intellectual Property” means all intellectual property rights in any jurisdiction, including (i) patents, patent applications, and inventions, (ii) trademarks, service marks, logos, and trade names (in each case, together with all goodwill associated therewith and all registrations and applications therefor), (iii) copyrights (and all registrations and applications therefor), (iv) Internet domain names, software, trade secrets, data, databases, designs, works of authorship, know-how, and (v) other intellectual property rights.

“Invoices” has the meaning set forth in Section 1.04(c).

“IT Systems” means the computer systems, hardware, software, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed or controlled by any of the Company Entities.

“Knowledge” means, when referring to the “Knowledge of the Company”, “Knowledge Group” or any similar phrase or qualification based on knowledge of the Company, the actual knowledge (after reasonable inquiry of direct reports) of Joe Mertens, Hemant Kapadia, Justin Sobey, Muditha Karunatileka, Craig Nelson and Pat Farr.

“Latest Balance Sheet” has the meaning set forth in Section 3.04(a).

“Latest Balance Sheet Date” has the meaning set forth in Section 3.04(a).

“Law” means any federal, state, provincial, local, municipal or non-U.S. statute, law, ordinance, regulation, rule, code, judicial or administrative order, principle of common law enacted, promulgated, issued, enforced or entered by any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 3.17(b).

“Liability” means any debt, obligation, duty, claim, Tax or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty, claim or liability is immediately due and payable.

“Lien” means any mortgage, pledge, security interest, license, lien, encroachment, easement, covenant, right of way, restriction, title defect, lease, mortgage, deed of trust, security interest or other encumbrance.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement commencing on the date that (a) Buyer has been provided the Required Financial Information and (b) the earlier of (x) the date that the condition set forth in Section 2.01(a) has been satisfied and (y) the date that is forty-five (45) days prior to the Termination Date (including, for the avoidance of doubt, any extensions thereof); provided that (i) November 26, 2021 shall not be considered a Business Day for purposes of calculating such Marketing Period, (ii) if the Marketing Period has not been completed on or prior to December 22, 2021, then the Marketing Period shall not commence prior to January 3, 2022, (iii) if the Marketing Period has not been completed on or prior to August 22, 2022, then the Marketing Period shall not commence prior to September 6, 2022, (iv) the Marketing Period shall be deemed to have been complied with and automatically end on any earlier date on which the Debt Financing is consummated and Buyer shall have obtained the net proceeds contemplated thereby (including as a result of the issuance of notes into escrow) and (v) the Marketing Period shall be deemed not to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, (A) the applicable auditor shall have withdrawn its audit opinion with respect to any annual audited financial statements constituting Required Financial Information, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by such auditor or another independent public accounting firm of recognized national standing, (B) Seller or any Company Entities shall have announced, or the board of directors of Seller or any Company Entities shall have determined, that a restatement of any historical financial information constituting Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Financial Information has been amended to reflect such restatement or Seller, any Company Entities or the board of directors of Seller or any Company Entities subsequently concludes that no restatement shall be required in accordance with GAAP, or (C) the Required Financial Information, when taken as a whole, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained in the Required Financial Information not materially misleading in light of the circumstances under which such statements are made, in which case the Marketing Period shall not be deemed to commence unless and until such Required Financial Information has been updated or supplemented so that there is no longer any such untrue statement of material fact or omission to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such circumstances are made (provided that any supplemental disclosure that would typically be included in a customary pricing supplement (and that would not typically require circulating updated disclosure to potential investors prior to pricing of any related securities offering) shall not be construed to be a material misstatement or omission). If at any time Seller shall reasonably believe that it has provided the Required Financial Information and that the Marketing Period has commenced, Seller may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (A) through (C) above, the Marketing Period will be deemed to have commenced on the date of such notice, unless Buyer in good faith reasonably believes the Marketing Period has not commenced and, within two (2) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with reasonable specificity why Buyer believes the Marketing Period has not commenced).

“Material Adverse Effect” means any fact, condition, circumstance, event, change or effect that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company Entities, taken as a whole or (b) has or would reasonably be expected to have a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement in accordance with the terms set forth herein; provided, however, that, with respect to clause (a), a “Material Adverse Effect” shall not include, either alone or in combination, any effect arising or resulting from one or more of the following: (i) changes in conditions in the industries or markets in which the Company Entities operate, changes in the U.S. economy or financial markets or any non-U.S. economy or financial markets where any of the Company Entities operate;

(ii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, epidemics or pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures, or any Law or Order issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, any epidemic, pandemic, or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement and any force majeure events in the United States or any other any location where any of the Company Entities has material operations or sales; (iii) national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) any change after the date hereof in GAAP or Law; (v) actions taken or omitted solely at the written request of Buyer; (vi) any action expressly required by this Agreement; (vii) the announcement, pendency or consummation of the purchase and sale of the Company Shares or any of the other transactions contemplated by this Agreement (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement and the other transactions contemplated by this Agreement); or (viii) any failure by the Company to meet any projections, forecasts or revenue or earnings projections; provided that, in the case of this clause (viii), the underlying cause of the Company’s failure to meet such projections, forecasts or revenue or earnings projections may be taken into account to the extent not otherwise excluded hereunder; provided, further, that in the case of the foregoing clauses (i), (ii), (iii) and (iv), such matters may be taken into account to the extent (but only to the extent) that such matters disproportionately impact the Company Entities, taken as a whole, relative to other businesses operating in the industries and markets in which the Company Entities operate.

“Material Contracts” has the meaning set forth in Section 3.06(a).

“Material Customer” has the meaning set forth in Section 3.22(a).

“Material Government Contract” means a Contract with, or for the benefit of, the twenty (20) largest customers of the Company Entities that are Governmental Entities (on a consolidated basis) measured by the dollar value of gross sales receipts to such customer for the twelve (12) month period ended June 30, 2021.

“Material Partner” has the meaning set forth in Section 3.22(c).

“Material Real Property Leases” has the meaning set forth in Section 3.17(b).

“Material Vendor” has the meaning set forth in Section 3.22(a).

“Maximum Cash Amount” means $30,000,000.

“Multiemployer Plan” has the meaning set forth in Section 4001(3) of ERISA.

“Net Working Capital” means an amount (which may be a positive or negative number) equal to (i) the Current Assets, minus (ii) the Current Liabilities, in each case as of immediately prior to the Closing and calculated in accordance with the Agreed Accounting Principles. An illustrative calculation of Net Working Capital is attached to this Exhibit E. Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include any amounts with respect to Cash-on-Hand, Canada Restricted Cash, India Restricted Cash, Company Expenses, Indebtedness, any liability or asset for income Taxes or any liability or asset for deferred Tax items.

“New Plans” has the meaning set forth in Section 5.08.

“Non-Recourse Party” has the meaning set forth in Section 8.02.

“Notice of Disagreement” has the meaning set forth in Section 1.05(c).

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” means any software or other material distributed as “freeware,” “free software,” “open source software” or under a similar licensing or distribution model, including the GPL, LGPL, AGPL, Mozilla License, Apache License, Common Public License, BSD license, the server-side public license or similar licensing or distribution terms (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses).

“Order” means any order, judgment, injunction, decree, ruling, decision, determination, verdict, sentence, subpoena, writ or award (including any award in an arbitration proceeding) issued, made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Entity.

“ordinary course of business” means the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice, including recent past practice prior to the date hereof in light of COVID-19 and COVID-19 Measures.

“Organizational Documents” means, with respect to any Person that is an entity, such Person’s organizational documents, including the certificate of organization, incorporation or partnership, bylaws, operating agreement or partnership agreement, joint venture and trust agreements, and any similar governing documents of any such Person.

“Other Tail Policies” has the meaning set forth in Section 5.15(b).

“Owned Real Property” has the meaning set forth in Section 3.17(a).

“PATRIOT Act” means the USA PATRIOT Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time).

“Payoff Letters” has the meaning set forth in Section 2.01(d)(vi).

“Payor” means any and all Governmental Health Programs and all other healthcare service plans, health maintenance organizations, health insurers and/or other private, commercial, or governmental third-party payors.

“Permit” means all licenses, memberships, registrations, certifications, accreditations, permits, bonds, franchises, approvals, authorizations, consents or orders of, notifications to or filings with any Governmental Entity.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by any Company Entity for which appropriate reserves have been established in accordance with GAAP (to the extent such reserves are required by GAAP); (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by any Company Entity and, in either case, for which appropriate reserves have been established in accordance with GAAP (to the extent such reserves are required by GAAP) and which shall be paid in full and released at Closing; (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Real Property that are not violated by the current use or occupancy of such Real Property or the operation of the business thereon; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property that do not detract from the value of or do not or would not materially impair the occupancy or use of such Real Property in the operation of Company Entities’ business conducted thereon; (v) Liens under the Credit Facility, (vi) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (vii) transfer restrictions under securities Laws and a Person’s Organizational Documents and (viii) those items set forth on Schedule 7.01(d).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint shares company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including, but not limited to: (a) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number, or a unique device identifier; or (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements.

“Phantom Unit Award Agreement” means an Award Agreement (as defined in the Phantom Plan).

“Pre-Closing Tax Amount” means an amount, positive or negative, equal to the aggregate unpaid income Tax liabilities of the Company Entities less the aggregate income Tax receivables of the Company Entities (which for the avoidance of doubt, shall include overpayments of income Taxes in each case, computed as of and including the Closing Date and solely with respect to the taxable period (or portion thereof) ending on and including the Closing Date or the immediately preceding taxable period to the extent any Tax Returns with respect to such period have not yet be filed; provided that, for purposes of calculating such liability (or receivable) for income Taxes, (i) such liability (or receivable) for income Taxes shall be calculated in accordance with the past practice (including reporting positions, elections and accounting methods (including, for purposes of clarity, any position, election, and accounting method adopted or otherwise utilized on any Tax Return filed by the Company Entities prior to the Closing Date with respect to the 2020 taxable period)) of the Company Entities in preparing Tax Returns for income Taxes and shall be calculated solely with respect to the jurisdictions in which the Company Entities are currently filing Tax Returns with respect to income Taxes, (ii) such liability (or receivable) for income Taxes shall be calculated without regard to any Tax elections made or actions taken, in each case, by Buyer or its Affiliates (including the Company Entities at the direction of Buyer or its Affiliates), after the Closing that have the effect of accelerating income or Taxes or deferring deductions with respect to a taxable period (or portion thereof) ending on or before the Closing Date, (iii) all Transaction Tax Deductions shall be taken into account to the extent “more likely than not” deductible (or at a higher level of confidence) by the Company Entities in the Pre-Closing Tax Period and, to the extent available, applying the seventy percent safe-harbor election under Revenue Procedure 2011-29 to any “success based fees,” (iv) any financing or refinancing arrangements entered into at any time by or at the direction of Buyer or any of its Affiliates or any other transactions entered into by or at the direction of Buyer or any of its Affiliates in connection with the transactions contemplated hereby (other than those expressly contemplated by this Agreement) shall not be taken into account, (v) any income Taxes attributable to transactions outside of the ordinary course of business on the Closing Date after the Closing shall be excluded unless such transactions are attributable to actions taken by Seller or at the direction of Seller prior to the Closing and not at the request or direction of Buyer, (vi) any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent income Taxes or with respect to uncertain Tax positions and any liabilities arising from any change in accounting methods shall be excluded, (vii) all deferred tax assets and liabilities established for GAAP purposes shall be excluded, (viii) any liability for income Taxes shall be determined without regard to any income attributable to deferred revenue (or other deferred amounts) accelerated into a Pre-Closing Tax Period on account of the transactions contemplated by this Agreement (including, for purposes of clarity, without regard to any election or decision to accelerate the inclusion of any positive adjustments under Code Section 481 (or any similar or corresponding provision of state, local, or foreign Law) into Pre-Closing Tax Period), and (ix) any overpayments of income Taxes of the Company Entities with respect to the tax year immediately preceding the tax period (or portion thereof) ending on and including the Closing Date (as reflected on the Tax Returns filed by the Company prior to the Closing) shall be taken into account, without duplication, and reduce any liability for income Taxes otherwise described in this definition. For purposes of clarity, the Pre-Closing Tax Amount shall be calculated without regard to any net operating losses or similar Tax attributes that carryforward into a taxable period (or portion thereof) beginning after the Closing Date (as computed in accordance with this definition).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Privacy Requirements” means (a) any and all Laws and Contracts to the extent relating to the protection or Processing of Personal Data and that are applicable to any Company Entity, including, but not limited to, to the extent so relating and applicable: the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act, 47 U.S.C. § 227, et seq.; HIPAA; the Children’s Online Privacy Protection Act 15 U.S.C. § 6501, et seq.; the Fair Credit Reporting Act, 15 U.S.C. § 1681, et seq. (as amended by the Fair and Accurate Credit Transactions Act of 2003, Pub. L. No. 108-159, 117 Stat. 1952); the Electronic Communications Privacy Act, 18 U.S.C. §§ 2510-22, et seq.; the Stored Communications Act, 18 U.S.C. §§ 2701-12, et seq.; the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.; the California Customer Records Act, Cal. Civ. Code §§ 1798.80 to 84; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq.; the New York Department of Financial Services Cybersecurity Regulation, 23 N.Y.C.R.R. § 500, et seq.; Massachusetts Gen. Law Ch. 93H, 201 C.M.R. § 17.00, et seq.; Nev. Rev. Stat. 603A, et seq.; Cal. Civ. Code § 1798.82, et seq.; N.Y. Gen. Bus. Law § 899-aa, et seq.; N.Y. Gen. Bus. Law § 899-bb, et seq.; the Illinois Biometric Information Privacy Act, 740 I.L.C.S. § 14, et seq.; the EU General Data Protection Regulation 2016/679 (as implemented by countries in the European Economic Area (“EEA”) (“EU GDPR”)); the UK Data Protection Act 2018; the e-Privacy Directive 2002/58/EC (as implemented by countries in the EEA), the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426); the EU GDPR as it forms part of the law of England and Wales by virtue of section 3 of the European Union (Withdrawal) Act 2018 (the “UK GDPR”); U.S. state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U.S.C. § 45, et seq.; and all other Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, social security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions; (b) each Contract relating to the Processing of Personal Data to which any Company Entity is a party or otherwise bound; and (c) to the extent applicable to the Company Entities, the Payment Card Industry Data Security Standard (“PCI-DSS”).

“Privileged Communications” has the meaning set forth in Section 8.20.

“Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing of Company Data or IT Systems.

“Purchase Price” has the meaning set forth in Section 1.02.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Real Property Leases” has the meaning set forth in Section 3.17(b).

“Related Party” has the meaning set forth in Section 3.19.

“Remaining Adjustment Escrow Funds” has the meaning set forth in Section 1.05(f).

“Remedy” has the meaning set forth in Section 5.04.

“Representative” means, with respect to any Person, any director, officer, manager, member, partner (whether limited or general), principal, attorney, employee, agent, advisor, consultant, accountant or any other Person acting in a representative capacity for such Person or, in the case of Buyer, any existing or potential source of financing.

“Required Amount” has the meaning set forth in Section 4.08(c).

“Required Financial Information” has the meaning set forth in Section 5.23(c).

“Retention Award Pool” means an equity and cash award pool in an amount equal to no less than the Retention Award Pool Amount established by Buyer for the benefit of certain Continuing Employees, as described in Section 5.18.

“Retention Award Pool Amount” means the amount payable in respect of the Retention Award Pool, as set forth on Schedule 7.01(a).

“RWI Binder” has the meaning set forth in Section 5.15.

“RWI Policies” has the meaning set forth in Section 5.15.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any unauthorized Processing of Company Data, any unauthorized access to any Company Entity’s IT Systems, or any cybersecurity or similar incident that may require notification to any Person, Governmental Entity, or any other entity under Privacy Requirements.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Letter” means the Seller Disclosure Letter delivered by the Seller to Buyer on the date hereof.

“Seller Fundamental Representations” means the representations and warranties contained in Section 3.01, Section 3.02, Section 3.03 and Section 3.16.

“Seller Releasing Parties” has the meaning in Section 6.03(a).

“Senior Notes” means the 11.000% Senior Notes due 2027 issued under the Indenture.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, (a) any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (b) an amount of voting securities of or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

“Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and between Buyer and Clayton, Dubilier & Rice, LLC.

“Targeted Net Working Capital” means $(60,000,000) (negative sixty million dollars).

“Tax” means any United States federal, state, county, local, non-U.S. or other tax, custom, duty, or other governmental assessment or charge of any kind whatsoever in the nature of a tax, including income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital unit, license, payroll, wage or other withholding, employment, social security (or similar), severance, stamp, occupation, premium, windfall profits, customs duties, unemployment, disability, value added, alternative or add on minimum, transfer, estimated or other tax (including deficiencies, penalties, additions to tax and interest attributable thereto), whether disputed or not.

“Tax Returns” means any return, declaration, election, disclosure, report, claim for refund, statement, information return, or other filing, including any schedules attached thereto and including any amendment thereof, required to be filed with any Governmental Entity with respect to Taxes.

“Termination Date” means the date that is the first Business Day following the expiration of one hundred eighty (180) days from the date of this Agreement, as such date may be extended pursuant to Section 6.01(e).

“Termination Fee” means, (a) in the event this Agreement is terminated as set forth in Section 6.03(a)(i), an amount equal to $75,000,000 (seventy five million dollars), or (b) in the event this Agreement is terminated as set forth in Section 6.03(a)(ii), an amount equal to $125,000,000 (one hundred twenty five million dollars).

“Trade Laws” has the meaning set forth in Section 3.18(b).

“Trade Secrets” means trade secrets and other confidential information, including source code, know how, methods, processes, techniques, data, formulae, algorithms, research, records, reports, industrial models, architectures, layouts, designs, drawings, plans, product specifications, technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals.

“Transaction Tax Deductions” means, without duplication and regardless of by whom or when paid, any Tax deductions arising as a result of or that are otherwise attributable to the consummation of the transactions contemplated by this Agreement, including, without limitation, any Tax deductions attributable to: (a) any item included in the computation of Net Working Capital, Indebtedness, or Company Expenses (including, for purposes of clarity, any item paid before the Closing that if unpaid as of the Closing would have constituted a Company Expense), (b) all fees, expenses, and interest (including amounts treated as interest for U.S. federal income Tax purposes), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement, make-whole payments, defeasance in excess of par, or similar payments by any Company Entity as a result of the payment of any Indebtedness in connection with the Closing, (c) any stay bonuses, sale bonuses, change in control payments, retention payments, or similar payments made or to be made by any Company Entity in connection with or resulting from the Closing, including the employer portion of any employment Taxes, and (d) any other fees, costs, and expenses incurred by the Company Entities in connection with or incident to this Agreement and the transactions contemplated hereby, including, any such legal, accounting and investment banking fees, costs and expenses.

“Transfer Tax” has the meaning set forth in Section 5.16(a).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“Union” means any labor union, trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent, works council or other employee representative body.

“Waived 280G Benefits” has the meaning set forth in Section 5.13.

“WARN Act” has the meaning set forth in Section 3.11(e).

“WFCF Inventory Financing Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of January 1, 2017 (as amended by the First Amendment to Third Amended and Restated Credit Agreement, Joinder and Reaffirmation, dated as of January 9, 2018, the Second Amendment to Third Amended and Restated Credit Agreement and Reaffirmation, dated as of February 13, 2019, the Third Amendment to Third Amended and Restated Credit Agreement and Reaffirmation, dated as of April 3, 2019, and the Fourth Amendment to Third Amended and Restated Credit Agreement and Reaffirmation, dated as of June 27, 2019, and as further amended, supplemented, waived or otherwise modified from time to time), by and among Sirius Computer Solutions, Inc., Sirius Federal, LLC and Wells Fargo Capital Finance, LLC.

7.02 Usage.

(a) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) Words denoting any gender shall include all genders (including the neutral gender). Where a word is defined herein, references to the singular shall include references to the plural and vice versa.

(c) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(d) All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(e) All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(f) The phrase “to the extent” means “the degree by which” and not “if”.

(g) All references to an Article, Section or Exhibit shall be deemed to refer to such Article, Section or Exhibit of this Agreement, unless otherwise specified.

(h) The terms “hereof,” “herein,” “hereunder” and derivative words refer to this entire Agreement, unless the context otherwise requires.

(i) The words “either,” “or,” “neither,” “nor” and “any” are not exclusive.

(j) The phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Buyer or the Company, that such information, document or material was made available for review in the virtual data room established by the Company or its Representatives in connection with this Agreement one (1) day prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Buyer, respectively, or its Representatives one (1) day prior to the execution of this Agreement.

ARTICLE 8

MISCELLANEOUS

8.01 No Survival; Certain Waivers. (a) None of the representations and warranties contained in this Agreement or in any certificate delivered in connection herewith shall survive the Closing or termination of this Agreement, and (b) none of the covenants or other agreements to be performed prior to the Closing contained in this Agreement or any certificate delivered in connection herewith shall survive the Closing or termination of this Agreement, and no party hereto shall have any liability after the Closing in respect thereof, except for covenants and agreements which contemplate performance at or after the Closing or termination of this Agreement or otherwise expressly by their terms or pursuant to Section 6.02 survive the Closing or termination of this Agreement, which will survive in accordance with their terms. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement (including Section 8.02) or any Ancillary Agreement shall limit the right of any party to this Agreement with respect to any claims or remedies of a party to this Agreement for Fraud against a Person that committed such Fraud or participated in such Fraud.

8.02 Non-Recourse. Except as expressly set forth in this Agreement or any Ancillary Agreement and excluding any claims or remedies of a party to this Agreement for Fraud against a Person that committed such Fraud or participated in such Fraud, all obligations or Actions (whether in contract or in tort, in Law or in equity, or granted by statute) that may be based upon, in respect of, arise under, by reason of, be connected with, or relate to this Agreement, or the negotiation, execution or performance of this Agreement and the transactions contemplated hereby, may be made only against the Persons that are expressly identified as parties to this Agreement or any Ancillary Agreement, including the Support Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any past, present or future director, officer, employee, incorporator, member, partner, manager, equityholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any past, present or future director, officer, employee, incorporator, member, partner, manager, equityholder, Affiliate, agent, attorney, representative assignee of, and any financial advisor or lender to, any of the foregoing, but excluding any director, officer or employee of any Company Entity not otherwise affiliated with or employed by CD&R (collectively, the “Non-Recourse Parties”), will have any Liability (whether in contract or in tort, in Law or in equity, or granted by statute) for any Actions arising under, in connection with, or related to this Agreement or the transactions contemplated hereby or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach of this Agreement and the transactions contemplated hereby (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws or RICO), for conspiracy, aiding or abetting or other similar claim (including with respect to a claim permitted against a party to this Agreement) or otherwise), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such Liabilities, Actions and obligations against any such Non-Recourse Parties, in each case, other than with respect to any claims pursuant to any Ancillary Agreement and any claims or remedies for Fraud against a Person that committed such Fraud or participated in such Fraud. In furtherance of the foregoing, effective as of the Closing, Buyer hereby waives, releases and covenants not to sue on its own behalf and on behalf of its Non-Recourse Parties, to the fullest extent permitted under applicable Law, Seller and its Non-Recourse Parties, whether in any individual, corporate or any other capacity, from and against any and all other rights, claims and causes of action Buyer and its Non-Recourse Parties may have against Seller and its Non-Recourse Parties relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby (including relating to any exhibit, the Seller Disclosure Letter or document delivered hereunder or any failure to obtain any consent or authorization from any Person in connection with the transactions contemplated hereby) or the ownership or operation of the Company Entities prior to the Closing, including whether arising under or based upon any Law (including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any other Environmental Laws) or otherwise and including any rights to rescission of the transactions contemplated hereby and including any rights of contribution, indemnification, reimbursement or other similar rights, other than (i) claims against Seller surviving pursuant to Section 8.01, (ii) claims pursuant to any Ancillary Agreement and (iii) any claims against a Person that committed or participated in Fraud. The parties hereto agree that the limits imposed on Buyer’s and its Non-Recourse Parties’ remedies with respect to this Agreement and the transactions contemplated hereby (including this Section 8.02) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder. Buyer agrees on behalf of itself and each of its Non-Recourse Parties not to avoid or attempt to avoid the limitations on liability set forth in this Agreement by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability or asserting any claim against any of Seller’s or the Company Entities’ Non-Recourse Parties for conspiracy, aiding or abetting or other theory of liability with respect to a claim that may be asserted against a party to this Agreement all of which are hereby irrevocably waived or (ii) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement, in each case, other than with respect to any claims pursuant to any Ancillary Agreement and any claims or remedies for Fraud against a Person that committed such Fraud or participated in such Fraud.

8.03 Amendment and Waiver. This Agreement may be amended or any provision of this Agreement may be waived; provided, that (i) any amendment shall be binding only if such amendment is set forth in a writing executed by Seller and Buyer and (ii) any waiver of any provision of this Agreement shall be effective against Seller and Buyer only if set forth in a writing executed by such Person. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

8.04 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing (including by electronic mail or facsimile) and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service, (iii) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, (iv) if delivered by electronic mail, on (x) the date of such transmission, if such transmission is completed on a Business Day prior to 5:00 p.m., local time of the recipient party, and (y) the next Business Day following the date of transmission, if such transmission is completed on a Business Day after 5:00 p.m., local time of the recipient party, or at any time on a day that is not Business Day. Notices, demands and communications to Seller or Buyer shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address indicated below:

Notices to Seller:

Granite Parent, Inc.

10100 Reunion Place, Suite 500,

San Antonio, TX 78216

Attention: Joe Mertens

Email: joe.mertens@siriuscom.com

with copies to (which shall not constitute notice):

Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, NY 10152

Attention: Stephen Shapiro

                 Gideon Lowin

Email: sshapiro@cdr-inc.com

            glowin@cdr-inc.com

and

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard J. Campbell, P.C.

                 Kevin W. Mausert, P.C.

Facsimile: (312) 862-2200

Email:       rcampbell@kirkland.com

                  kmausert@kirkland.com

Notices to Buyer:

CDW LLC

200 N. Milwaukee Avenue

Vernon Hills, IL 60601

Attention: Fredrick J. Kulevich, Senior Vice President, General

Counsel, Corporate Secretary

E-mail: rikkul@cdw.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Gary D. Gerstman, Brent Steele

Facsimile: (312) 853-7036

E-mail: ggerstman@sidley.com, bsteele@sidley.com

Without limiting the foregoing, any party hereto may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.

8.05 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) without the prior written consent of Seller and Buyer; however, that the Buyer may assign this Agreement or any rights, interest or obligations hereunder without such consent (a) following the Closing, in connection with the acquisition (whether by merger, consolidation, sale or otherwise) of Buyer, or of the Buyer’s business to which this Agreement relates, and the assignee thereof agrees in writing to assume and be bound as the Buyer hereunder or (b) to any Affiliate prior to Closing, provided that, in each case of clauses (a) and (b), Buyer shall remain responsible for all of its obligations hereunder. No assignment shall relieve the assigning party of any of its obligations hereunder. Any purported assignment of rights or delegation of performance obligations in violation of this Section 8.05 is void.

8.06 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.07 No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, each of Buyer and Seller confirms that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties hereto and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement shall control and prior drafts of this Agreement shall not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).

8.08 Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no such caption had been used in this Agreement.

8.09 Complete Agreement. This Agreement, together with the Seller Disclosure Letter, the Confidentiality Agreement and the Ancillary Agreements, whether executed and delivered on or after the date hereof, contain the complete agreement among the parties hereto and supersede any prior understandings, agreements or representations by or between such parties, whether written or oral, or any prior course of dealing among them, which may have related to the subject matter hereof in any way.

8.10 Seller Disclosure Letter. The disclosure of any item in any Section or subsection of the Seller Disclosure Letter shall only be deemed disclosure with respect to any other representation, warranty or covenant to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure. The parties agree to the foregoing sentence, notwithstanding the fact that the Seller Disclosure Letter is arranged by sections corresponding to the sections in this Agreement or that a particular Section of this Agreement makes reference to a specific Section of the Seller Disclosure Letter and notwithstanding that a particular representation and warranty may not make a reference to the Seller Disclosure Letter. The inclusion of information in the Seller Disclosure Letter shall not be construed as, and shall not constitute, an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material to any of the Company Entities. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Person shall use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Letter is or is not in the ordinary course of business for purposes of this Agreement.

8.11 No Additional Representations; Disclaimer.

(a) Buyer acknowledges and agrees that none of Seller or any of its Non-Recourse Parties, nor any other Person acting on behalf of any of the foregoing Persons or any of their respective Affiliates or Representatives, has made, and Buyer is not relying on, any representation or warranty, express or implied (including as to the accuracy or completeness of any information regarding Seller, the Company Entities or their respective businesses, operations or assets) and are specifically disclaimed by the Seller, except for the representations and warranties expressly set forth in Article 3 of this Agreement and any Ancillary Agreement. Seller acknowledges and agrees that none of Buyer or any of its Non-Recourse Parties, nor any other Person acting on behalf of any of the foregoing Persons or any of their respective Affiliates or Representatives, has made, and Seller is not relying on, any representation or warranty, express or implied, except for the representations and warranties expressly set forth in Article 4 of this Agreement and any Ancillary Agreement. The provisions of this Section 8.11(a) shall not, and shall not be deemed or construed to, waive or release any claims for Fraud.

(b) Buyer acknowledges and agrees that, except for the representations and warranties of Seller expressly set forth in Article 3 of this Agreement and any Ancillary Agreement, the Company Shares are being acquired AS IS WITHOUT ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR ANY OTHER EXPRESSED OR IMPLIED WARRANTY. Buyer acknowledges and agrees that it is consummating the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement without reliance on any representation or warranty, express or implied, whatsoever by the Company, Seller or any of their respective Non-Recourse Parties or any of their counsel, advisors, consultants, agents or other Representatives, except for the representations and warranties of Seller expressly set forth in Article 3 of this Agreement and any Ancillary Agreement.

(c) In connection with Buyer’s investigation of the Company Entities, Buyer has received, directly or indirectly, through its Affiliates, counsel, advisors, consultants, agents or other representatives, from or on behalf of the Company or its Affiliates, counsel, advisors, consultants, agents or other representatives, certain projections, including projected statements of operating revenues, income from operations, and cash flows of the Company Entities (and the business transactions and events underlying such statements) and certain business plan information, projections, presentations, predictions, calculations, estimates and forecasts of the Company Entities and other similar data. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans, statements, predictions, presentations, calculations and other similar data, that Buyer is well aware of such uncertainties, that Buyer is making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data), and that Buyer nor any of its Non-Recourse Parties shall have any claim under any circumstances against Seller, the Company Entities or any of their respective Non-Recourse Parties with respect thereto or arising therefrom. Accordingly, none of Seller, the Company Entities or any of their respective Non-Recourse Parties makes any representations or warranties whatsoever to Buyer or any other Person, with respect to such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data (including the reasonableness of the assumptions underlying such projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data) and no such Person shall be entitled to rely on such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data for any purpose, including in connection with the purchase and sale of the Company Shares or any of the other transactions contemplated by this Agreement or the financing thereof. Notwithstanding the foregoing, nothing in this Section 8.11(c) shall limit the representations and warranties expressly set forth in this Agreement and any Ancillary Agreement.

8.12 Counterparts. This Agreement may be executed in multiple counterparts (including by means of facsimile or electronically transmitted (including in .pdf or .tif formats) signature pages), all of which, taken together, shall constitute one and the same Agreement.

8.13 Governing Law. This Agreement, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof, or the transactions contemplated in this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provisions (whether of the State of Delaware or any other jurisdiction) that that would cause the application of the Laws of any other jurisdiction other than the State of Delaware.

8.14 CONSENT TO JURISDICTION. SUBJECT TO THE PROVISIONS OF SECTION 1.05 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION OR PROCEEDING, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES FURTHER IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 8.04. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

8.15 WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

8.16 Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies or liabilities under or by reason of this Agreement; provided, that (i) the Non-Recourse Parties of Buyer and Seller shall be deemed to be third party beneficiaries of, and shall be entitled to enforce Section 8.02 and Section 8.11; provided, further that Persons who were officers and/or directors of the Company prior to Closing, shall be deemed to be third party beneficiaries of, and shall be entitled to enforce Section 5.09 and (ii) the Debt Financing Sources shall be deemed third party beneficiaries as set forth in Section 8.17. The parties hereto further agree that the rights of third party beneficiaries to enforce this Agreement as provided above shall not arise unless and until the Closing occurs.

8.17 Financing Provisions. Notwithstanding anything to the contrary contained in this Agreement, Seller, on behalf of itself and its Affiliates, (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Seller or its Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 8.04, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees it shall not have any rights or claims against any Debt Financing Sources in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, (h) agrees that none of the Financing Parties shall have any liability to Seller or any of its Affiliates or Representatives (in each case, other than Buyer and any of its Affiliates) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (i) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, the provisions of this Section 8.17 and Section 6.03(a), and that such provisions shall not be amended in a manner materially adverse to the Debt Financing Sources without the prior written consent of the Committed Lenders. The foregoing will not limit the rights and obligations of Buyer or any of its Affiliates under this Agreement, the Debt Commitment Letter or the definitive debt documents executed in connection with the Debt Financing or any Debt Financing Source’s obligations to Buyer or any of its Affiliates under the Debt Commitment Letter or the definitive debt documents executed in connection with the Debt Financing.

8.18 Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the purchase and sale of the Company Shares or any of the other transactions contemplated by this Agreement. It is accordingly agreed that (i) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.14 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and to thereafter cause the transactions contemplated by this Agreement to be consummated, and (ii) the right of specific performance and other equitable relief is an integral part of the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement and without that right, neither Seller nor Buyer would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that the Termination Fee or a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.18 shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing provisions of this Section 8.18 or anything else in this Agreement to the contrary, but without in any way limiting the right of Seller to seek and obtain enforcement of Buyer’s other covenants and agreements set forth herein, it is acknowledged and agreed that Seller shall be entitled to specific performance to cause Buyer to consummate the Closing only in the event that (A) all of the conditions in Section 2.01 and Section 2.02 (other than those conditions that by their nature are to be satisfied at the Closing, but which would be satisfied on such date if it were the Closing Date) have been satisfied or waived; (B) Seller has irrevocably confirmed in a written notice to Buyer that if specific performance is granted and the Debt Financing is funded, then Seller is ready, willing and able to consummate the Closing; (C) the Debt Financing has been funded or will be funded at the Closing if the Closing occurs and (D) Buyer has failed to consummate the Closing by the date by which the Closing is supposed to have occurred pursuant to Section 1.03. For the avoidance of doubt, it is acknowledged and agreed that in no event shall either party be entitled to specific performance to require the Closing to occur after a valid termination of this Agreement, and for the avoidance of doubt, in no event shall Seller be entitled to specific performance to cause Buyer to consummate the Closing in the event that Seller receives the Termination Fee.

8.19 Time. With regard to all dates, deadlines and time periods set forth or referred to in this Agreement, time is of the essence.

8.20 Provisions Respecting Representation of the Company. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that Kirkland & Ellis LLP may serve as counsel to the Company Entities, on the one hand, and certain of their Non-Recourse Parties (individually and collectively, the “Seller Group”), on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Kirkland & Ellis LLP (or any of its respective successors) may serve as counsel to Seller Group or any director, manager, member, partner, officer, employee or Affiliate of any member of Seller Group, in connection with matters contemplated by this Agreement notwithstanding such representation or any continued representation of the Company and/or any of its Subsidiaries, and

each of the parties hereto (on its own behalf and on behalf of its Affiliates) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation (provided that no such consent or waiver shall extend to any litigation or claim arising out of or relating to this Agreement). The parties agree to take the steps necessary to ensure that any privilege attaching as a result of Kirkland & Ellis LLP representing the Company or any of its Subsidiaries in connection with the purchase and sale of the Company Shares and any of the other transactions contemplated by this Agreement shall survive the Closing and shall remain in effect, provided that such privilege from and after the Closing shall be controlled by Seller on behalf of Seller and its Non-Recourse Parties. As to any privileged attorney-client communications between Kirkland & Ellis LLP and the Company or Kirkland & Ellis LLP and any of the Company’s Subsidiaries in connection with the transactions contemplated by this Agreement prior to the Closing Date (collectively, the “Privileged Communications”), Buyer, the Company and each of its Subsidiaries together with any of their respective controlled Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing. In addition, if the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement are consummated, all Privileged Communications related to such transactions will become property of (and be controlled by) Seller, and none of Buyer, the Company or any of its Subsidiaries or any of their respective Affiliates, Subsidiaries, successors or assigns shall retain any copies of such records or have any access to them. In the event that Buyer is legally required or requested by any Governmental Entity to access or obtain a copy of all or a portion of the Privileged Communications, Buyer shall be entitled to access or obtain a copy of and disclose the Privileged Communications to the extent necessary to comply with any such legal requirement or request; provided that Buyer shall promptly notify Seller in writing (prior to the disclosure by Buyer of any Privileged Communications to the extent practicable) so that Seller can seek a protective order and Buyer agrees to use reasonable best efforts (at the sole cost and expense of Seller) to assist therewith.

8.21 Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto will re execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

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IN WITNESS WHEREOF, the parties hereto have executed this Purchase and Sale Agreement as of the date first written above.

SELLER

SIRIUS COMPUTER SOLUTIONS HOLDCO, LP

By:	/s/ Joe Mertens
Name: Joe Mertens
Its: President

[Signature Page to Purchase and Sale Agreement]

BUYER

CDW LLC

By:	/s/ Christine A. Leahy
Name: Christine A. Leahy
Its: President & Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]